UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

bradesco

4Q21

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

Recurring Net Income

R$6.6 billion

+34.7% in 2021 (12M21 vs. 12M20)
-2.3% in the quarter (4Q21 vs. 3Q21)

Accrued ROAE **18.1%**

Accrued ER **46.0%**

Improvement of

3.3 p.p. in 2021 (12M21 vs. 12M20)

0.3 p.p. in 12 months (4Q21 vs. 4Q20)

Payout of **44%**
R$9.2 bi
of Interest on Shareholders' Equity/Dividends (gross) in 2021 (**+67%** vs. 2020)

Total Ratio | Basel
15.8% **+0.6 p.p.** in the quarter

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.5 bi
+54.6% in 12 months
+9.8% in the quarter

Fee and Commission Income

R$8.9 bi
+1.7% in 12 months
+1.2% in the quarter

Client Portion

R$14.8 bi
+11.8% in 12 months
+5.2% in the quarter

Spread continues to improve, reaching **9.1%** in the **4Q21**

Expanded ALL

R$4.3 bi
-6.2% in 12 months
+27.5% in the quarter

Expanded loan portfolio

R$812.7 bi
+18.3% in 12 months
+5.1% in the quarter

Loans authorized through digital channels in 2021

R$88 bi **+36%** (12M21 vs. 12M20)

Individuals R$52 bi **+59%** (12M21 vs. 12M20)
About **80%** through the **app (mobile)**

Record Recurring Net **Income** in 2021 **R$26.2 billion**


R$ million
19,024
21,564
25,887
19,458
26,215
2017
2018
2019
2020
2021

2021 was a challenging year, marked by the consistent recovery of results amid a scenario of global uncertainties, rising interest rates, and high inflation. Good performance of revenues with the client NII and fees and commissions, combined with lower ALL expenses and efficient cost control, contributed to the strong 35% income growth in the year, exceeding previous periods (+1.3% vs. 2019).

We have achieved practically all of the guidance estimates for 2021.

We have reached the significant mark of 74.1 million clients (+3.9% vs. 2020), which we have a mission to delight and satisfy. Highlight also for next, our digital bank, which ended 2021 with 10 million clients (+170% vs. 2020), a number that proves our commitment in providing the best journey and experience a digital platform can offer.

With marked acceleration of individual operations, mainly real estate financing, credit card and personal/payroll-deductible loans, provided by the gradual recovery of business and the easing of the pandemic restrictions, we surpassed the R$800 billion mark in the loan portfolio in 2021 (+18.3% vs. 2020). Even with the expansion of credit, the ALL improved in all the comparative periods with 2020, reflecting the good quality of the harvests and improvement of the lending journey. Total defaults above 90 days remained in the lowest levels of the historical series (+0.2 p.p. vs. 3Q21 and an improvement of 0.5 p.p. vs. 4Q19, the period which preceded the pandemic).

In constant evolution, the journey in our digital channels was responsible for about 30% of the credits released, reaching R$88 billion in 2021 (R$26 billion in 4Q21). Regarding total financial transactions, 98% were carried out through digital means (+11 vs. 2020), providing autonomy and security to clients.

Following our Sustainability strategy, in the Sustainable Business pillar, we are committed to allocating by 2025, R$250 billion to sectors and activities with socio-environmental benefits, through corporate loans, capital market advice, and sustainable financial solutions. By December 2021, we had already allocated R$83.7 billion of the total. In January 2022, we issued our first international Sustainable Bond worth US$500 million, following the scope of Bradesco's Sustainable Finance Framework, with the Second Party Opinion (SPO) verification and opinion from Sustainalytics, reinforcing the commitment to be a positive transformation agent in society, in line with its purpose and institutional commitments established.

Good performance of the client NII (+11.8% vs. 4Q20 and +6.5% vs. 2020). Spread of 9.1%, improving for the second consecutive quarter.

In fees and commissions, we exceeded the R$8.9 billion mark in the quarter, the highest result of the historical series. Highlight for the excellent performance of revenues with card income, loan operations and checking accounts.

Even with the effect of the collective bargaining agreement that occurred in September 2021 (correction of 10.97%), and of the accumulated high inflation in 12 months (IPCA 10.1% and IGP-M 17.8%), the operating expenses remained stable in comparison to the year of 2020, evidencing the actions of the Management in efficient cost management.

A good recovery in the results of insurance operations, which were strongly impacted by events related to Covid-19, mainly in the 2Q21. The evolution in the quarter and in 12 months (3Q21 and 4Q20) reflects the performance of revenues and financial income, together with the transactions related to the claims ratio (-3.8% in the quarter).

R$ million (unless otherwise stated)	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Recurring Income Statement								
Recurring Net Income [1]	6,613	6,767	6,801	26,215	19,458	(2.3)	(2.8)	34.7
Book Net Income	3,170	6,648	5,464	21,945	16,546	(52.3)	(42.0)	32.6
Operating Income	10,283	10,591	9,672	40,162	28,115	(2.9)	6.3	42.8
Net Interest Income	16,962	15,702	16,657	63,980	63,128	8.0	1.8	1.3
Expanded ALL	(4,283)	(3,358)	(4,568)	(15,035)	(25,754)	27.5	(6.2)	(41.6)
Fee and Commission Income	8,864	8,756	8,717	34,099	32,747	1.2	1.7	4.1
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(12,867)	(11,882)	(11,483)	(46,942)	(46,423)	8.3	12.1	1.1
Income from Insurance, Pension Plans and Capitalization Bonds	3,527	3,213	2,281	11,451	12,121	9.8	54.6	(5.5)
\\ Statement of Financial Position								
Total Assets	1,695,217	1,716,168	1,644,804	1,695,217	1,644,804	(1.2)	3.1	3.1
Loans - Expanded Loan Portfolio	812,657	773,323	686,968	812,657	686,968	5.1	18.3	18.3
- Individuals	320,760	303,479	260,258	320,760	260,258	5.7	23.2	23.2
- Companies	491,897	469,844	426,711	491,897	426,711	4.7	15.3	15.3
Shareholders' Equity	147,121	147,606	143,703	147,121	143,703	(0.3)	2.4	2.4
Assets under Management	2,604,416	2,627,596	2,508,295	2,604,416	2,508,295	(0.9)	3.8	3.8
\\ Capital and Liquidity - %								
Total Ratio	15.8	15.2	15.8	15.8	15.8	0.6 p.p.	-	-
Tier I Capital	13.7	13.7	13.8	13.7	13.8	-	(0.1) p.p.	(0.1) p.p.
Liquidity Coverage Ratio (LCR)	138.1	145.5	178.4	138.1	178.4	(7.4) p.p.	(40.3) p.p.	(40.3) p.p.
Net Stable Funding Ratio (NSFR)	117.1	115.2	120.1	117.1	120.1	1.9 p.p.	(3.0) p.p.	(3.0) p.p.
\\ Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	17.5	18.6	20.0	18.1	14.8	(1.1) p.p.	(2.5) p.p.	3.3 p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.6	1.6	1.6	1.2	-	-	0.4 p.p.
Efficiency Ratio (ER)	46.9	46.0	44.6	46.0	46.3	0.9 p.p.	2.3 p.p.	(0.3) p.p.
\\ Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [3]	2.71	2.72	2.01	2.71	2.01	(0.7)	34.7	34.7
Market Capitalization [4]	171,480	187,419	226,778	171,480	226,778	(8.5)	(24.4)	(24.4)
Dividends/Interest on Shareholders' Equity	2,613	448	1,557	8,154	4,716	-	67.8	72.9
Price/Earnings Ratio [5]	6.5	7.1	11.7	6.5	11.7	(7.8)	(43.9)	(43.9)
Price to Book Ratio	1.2	1.3	1.6	1.2	1.6	(7.7)	(25.0)	(25.0)
Dividend Yield - % [6] [7]	5.3	5.5	2.6	5.3	2.6	(0.2) p.p.	2.7 p.p.	2.7 p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	2.8	2.6	2.2	2.8	2.2	0.2 p.p.	0.6 p.p.	0.6 p.p.
Delinquency Ratio (over 60 days)	3.4	3.2	2.9	3.4	2.9	0.2 p.p.	0.5 p.p.	0.5 p.p.
NPL Creation - 90 days	0.9	0.9	0.7	0.9	0.7	-	0.2 p.p.	0.2 p.p.
Coverage Ratio (> 90 days)	260.9	296.9	402.8	260.9	402.8	(36.0) p.p.	-	-
Coverage Ratio (> 60 days)	215.4	243.7	310.6	215.4	310.6	(28.3) p.p.	(95.2) p.p.	(95.2) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(4)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(5)** Recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with the highest liquidity.

For a better understanding, comparability and analysis of results, we present the Statement of Recurrent Income, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

Recurring Income Statement

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Net Interest Income	**16,962**	**15,702**	**16,657**	**63,980**	**63,128**	**8.0**	**1.8**	**1.3**
- Client Portion	14,779	14,054	13,219	55,529	52,140	5.2	11.8	6.5
- Market Portion	2,183	1,648	3,438	8,451	10,988	32.4	(36.5)	(23.1)
\\ Expanded ALL	**(4,283)**	**(3,358)**	**(4,568)**	**(15,035)**	**(25,754)**	**27.5**	**(6.2)**	**(41.6)**
\\ Gross Income from Financial Intermediation	**12,679**	**12,344**	**12,089**	**48,945**	**37,374**	**2.7**	**4.9**	**31.0**
Income from Insurance, Pension Plans and Capitalization Bonds	3,527	3,213	2,281	11,451	12,121	9.8	54.6	(5.5)
Fee and Commission Income	8,864	8,756	8,717	34,099	32,747	1.2	1.7	4.1
Operating Expenses	(12,867)	(11,882)	(11,483)	(46,942)	(46,423)	8.3	12.1	1.1
Personnel Expenses	(5,774)	(5,434)	(5,134)	(21,397)	(20,188)	6.3	12.5	6.0
Other Administrative Expenses	(5,663)	(5,235)	(5,364)	(20,722)	(20,447)	8.2	5.6	1.3
Other Operating Income / (Expenses)	(1,430)	(1,213)	(985)	(4,823)	(5,788)	17.9	45.2	(16.7)
Tax Expenses	(1,962)	(1,877)	(1,979)	(7,535)	(7,819)	4.5	(0.9)	(3.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	42	37	47	144	115	13.5	(10.6)	25.2
\\ Operating Income	**10,283**	**10,591**	**9,672**	**40,162**	**28,115**	**(2.9)**	**6.3**	**42.8**
Non-Operating Income	(8)	(26)	(79)	(204)	(77)	(69.2)	(89.9)	-
Single Allowance - Collective Agreement [1]	-	-	-	-	(170)	-	-	-
Income Tax / Social Contribution	(3,593)	(3,731)	(2,717)	(13,478)	(8,171)	(3.7)	32.3	64.9
Non-controlling interests in subsidiaries	(69)	(67)	(75)	(265)	(239)	3.0	(8.0)	10.9
\\ Recurring Net Income	**6,613**	**6,767**	**6,801**	**26,215**	**19,458**	**(2.3)**	**(2.8)**	**34.7**

(1) It refers to the payment in a lump sum, made in September 2020, of the wage allowance approved in the collective agreement.

Main non-recurring events

R$ million	4Q21	3Q21	4Q20	12M21	12M20
\\ Recurring Net Income	**6,613**	**6,767**	**6,801**	**26,215**	**19,458**
\\ Non-Recurring Events	**(3,443)**	**(119)**	**(1,337)**	**(4,270)**	**(2,912)**
- Realization/Reclassification of Financial Instruments [1]	(1,881)	-	-	(1,881)	-
- Impairment of Non-Financial Assets [2]	(509)	-	(574)	(509)	(574)
- Provision for Restructuring [3]	(441)	-	(57)	(441)	(540)
- Contingent Liabilities [4]	(278)	-	(353)	(278)	(353)
- Goodwill Amortization (Gross)	(42)	(81)	(354)	(824)	(1,446)
- Other	(291)	(38)	-	(335)	-
\\ Book Net Income	**3,170**	**6,648**	**5,464**	**21,945**	**16,546**

(1) It includes results achieved with the reclassification of securities (TVMs) from the portfolio of the "Available for Sale" to "Under Negotiation", and turnover in the market of financial instruments; **(2)** It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems / hardware; **(3)** Related to restructuring, mainly in the branch network; and **(4)** Composed by civil provisions.

Recurring Net Income, Returns and Efficiency

The good performance of fee and commission income and client NII, which outperformed the guidance, evidences our wide diversity of products, services and solutions offered to clients in a modern digital and physical service network. Together with the improvement of the economic activity, which has also benefited from our performance in granting credit and products to society in general, these solutions contributed to the strong recovery of the income in 2021 (+35% vs. 2020).

In the quarter, we maintained income at high levels, with good performance of all revenues, mainly insurance operations, absorbing the increase in operating expenses and ALL expenses, due to the significant growth of the loan portfolio and change of portfolio mix, with emphasis on operations with individuals and micro, small and medium-sized enterprises, segments that demand greater provisions.

With the continued growth of the economy, transformation and modernization of business platforms, constant improvement and availability of adaptation to the needs of our clients, we see opportunities for future growth through the generation of consistent and sustainable revenues.

Accumulated profitability at high levels, above 18% during the whole of 2021.

The consistent growth in revenues benefitted the ER (quarterly and accrued), which was influenced by the natural movement of operating expenses, influenced by the effect of the collective bargaining agreement and increased business volume.

The behavior of the risk-adjusted ER (accrued and quarterly) aligned with higher ALL expenses, given the significant increase in the credit volume.

Recurring Net Income
R$ million


6,645
6,801
6,515
6,319
6,767
6,613
28.9
18.8
25.0
10.4
22.8
22.9
71.1
81.2
75.0
89.6
77.2
77.1
4Q19
4Q20
1Q21
2Q
3Q
4Q
Banking Activities %
Insurance Activities %

ROAE Quarterly and Accrued
%


21.2
20.0
18.7
18.2
18.6
18.1
20.6
14.8
18.7
17.6
18.3
17.5
4Q19
4Q20
1Q21
2Q
3Q
4Q
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER
%


72.0
67.9
63.4
60.6
62.5
63.5
63.4
62.4
60.7
60.3
59.0
60.7
49.0
46.3
45.3
45.7
45.4
46.0
48.3
44.6
45.0
45.8
46.0
46.9
4Q19
4Q20
1Q21
2Q
3Q
4Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21 R$	%	4Q21 x 4Q20 R$	%	12M21 x 12M20 R$	%
\\ Net Interest Income	16,962	15,702	16,657	63,980	63,128	1,260	8.0	305	1.8	852	1.3
\\ Client Portion (1)	14,779	14,054	13,219	55,529	52,140	725	5.2	1,560	11.8	3,389	6.5
Average Balance	667,926	643,336	595,323	636,388	571,375	537		1,612		5,933	
Average Rate	9.1%	9.0%	9.2%	8.7%	9.1%	188		(52)		(2,544)	
\\ Market Portion (2)	2,183	1,648	3,438	8,451	10,988	535	32.4	(1,255)	(36.5)	(2,537)	(23.1)

(1) It relates to the result of operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income (Client Portion) vs. Expanded ALL

Client Portion - Indicators

R$ million



9.2
9.1
8.9
9.0
9.1
5.9
6.3
6.6
6.8
6.4
13,219
13,225
13,471
14,054
14,779
4,568
3,907
3,487
3,358
4,283
8,651
9,318
9,984
10,696
10,496
4Q20
1Q21
2Q
3Q
4Q
Expanded ALL
Net Client Portion
Average Rate %
Quarterly Net Average Rate %

Change in the Client Portion

R$ million



14,054
537
200
41
(53)
14,779
3Q21
Average Volume
Spread
Products Mix
Number of Days
4Q21

The growth in all comparative periods is related to the strong increase in the average volume of operations. Highlight to the good performance of vehicle financing, payroll-deductible loans, credit card financing, personal loans, working capital and guaranteed account, benefited from the resumption of economic activities. In addition, the average client NII rate has improved for the second consecutive quarter, both because of the higher result of our spread-sensitive liability margin and because of the improved spreads and product mix in loan operations.

The slight reduction of the client NII is related to the initial provisioning needed to address the acceleration in the growth of the loan portfolio, linked to the seasonal aspects and sales recovery. It should be noted, however, that the level of provisions is still lower than that observed in the same quarter of the previous year.

Portfolio Mix

%



35.6
36.6
37.4
37.9
39.5
45.7
44.3
44.3
42.4
39.8
18.7
19.1
18.3
19.7
20.7
2017
2018
2019
2020
2021
Individuals
Large Corporates
Micro, Small and Medium-Sized Enterprises

Product Mix - Individuals

%



2021
26.2
24.2
17.1
11.7
10.2
10.6
2020
26.8
22.7
16.2
12.3
11.3
10.8
2019
27.0
19.0
17.6
12.3
12.4
11.5
2018
26.2
19.7
18.4
13.4
12.2
10.2
2017
25.1
19.2
19.6
14.7
11.8
9.6
Payroll-deductible Loans
Credit Card
Vehicles
Real Estate Financing
Others
Personal Loans

Net Interest Income – Market Portion

Evolution of 32.4% in comparison to 3Q21, mainly due to the impact of the increase in the CDI in the ALM strategies, which include the result of the working capital. Due to the large fluctuations in market rates, we chose to realign part of the TVMs portfolio to this new reality by reclassifying and trading these Financial Instruments on the market. The result of these actions, due to the characteristic of exceptional circumstances, was treated as non-recurrent.

Bacen Portfolio vs. Expanded Portfolio

R$ million	Dec21	Sept21	Dec20	Variation % Quartely	Variation % 12 months
Individuals	317,297	300,033	257,406	5.8	23.3
Companies	292,631	281,316	252,906	4.0	15.7
\\ Loan Portfolio - Bacen	**609,928**	**581,348**	**510,311**	**4.9**	**19.5**
Sureties and Guarantees	83,467	79,197	80,237	5.4	4.0
Operations bearing Credit Risk - Commercial Portfolio	80,825	77,904	71,782	3.7	12.6
Other	38,438	34,874	24,638	10.2	56.0
\\ Expanded Loan Portfolio	**812,657**	**773,323**	**686,968**	**5.1**	**18.3**
\\ Companies	**491,897**	**469,844**	**426,711**	**4.7**	**15.3**
Large Corporates	323,343	308,483	291,357	4.8	11.0
Micro, Small and Medium-Sized Enterprises	168,553	161,361	135,353	4.5	24.5
\\ Individuals	**320,760**	**303,479**	**260,258**	**5.7**	**23.2**
	Without exchange variation			**4.9**	**17.7**

Great performance of the loan portfolio in 2021, exceeding the guidance limit. Increase in virtually all products (for Individuals and Companies), with a highlight to the credit card operations, personal/payroll-deductible loans, real estate financing, rural loans, guaranteed account and CDC, which rose above two digits.

The average daily origination from individuals evolved 32% (in 12 months) due to the good performance of the operations with companies, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

30%

of loans authorized through digital channels in 2021

Of the total credits released in 2021, **R$88 billion** were made available through the Digital Channels (R$26 billion in the 4Q21).

Noteworthy was the strong growth in loans authorized for individuals (+59% | amount of R$52 billion in 2021). Of this total, about 80% originated through the mobile channel.

Loan Portfolio variation - Bacen Dec21 x Sept21
R$ million


581,348
17,264
6,324
4,991
609,928
Sept21
Individuals
SMEs
Large Corporates
Dec21

Loan Portfolio variation - Bacen Dec21 x Dec20
R$ million


510,311
59,891
27,888
11,837
609,928
Dec20
Individuals
SMEs
Large Corporates
Dec21

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Dec21	Sept21	Dec20	Variation % Quarter	Variation % 12 months
\\ Individuals	**320,760**	**303,479**	**260,258**	**5.7**	**23.2**
Consumer Financing	**205,713**	**193,909**	**169,101**	**6.1**	**21.7**
Payroll-deductible Loans	84,111	82,505	69,664	1.9	20.7
Credit Card	54,862	47,384	42,054	15.8	30.5
Personal Loans	33,899	32,973	27,978	2.8	21.2
CDC / Vehicle Leasing	32,840	31,047	29,405	5.8	11.7
Real Estate Financing	**77,595**	**73,903**	**59,163**	**5.0**	**31.2**
Other Products	**37,452**	**35,666**	**31,994**	**5.0**	**17.1**
Rural Loans	13,053	12,088	10,444	8.0	25.0
BNDES/Finame Onlendings	6,962	6,683	6,106	4.2	14.0
Other	17,438	16,895	15,444	3.2	12.9
\\ Companies	**491,897**	**469,844**	**426,711**	**4.7**	**15.3**
Working Capital	102,098	96,694	91,586	5.6	11.5
Foreign Trade Finance	60,183	61,801	57,636	(2.6)	4.4
Real Estate Financing	18,350	17,633	18,588	4.1	(1.3)
BNDES/Finame Onlendings	15,656	15,681	16,714	(0.2)	(6.3)
Overdraft Account	5,077	4,703	3,290	7.9	54.3
CDC / Leasing	22,618	20,992	16,645	7.7	35.9
Rural Loans	18,357	18,153	11,888	1.1	54.4
Sureties and Guarantees	82,708	78,396	79,410	5.5	4.2
Operations bearing Credit Risk - Commercial Portfolio	80,825	77,904	71,782	3.7	12.6
Other	86,026	77,886	59,172	10.5	45.4
\\ Expanded Loan Portfolio	**812,657**	**773,323**	**686,968**	**5.1**	**18.3**
Real	754,309	720,250	645,370	4.7	16.9
Foreign Currency	58,348	53,073	41,599	9.9	40.3

Real Estate Financing


Portfolio
R$ million
Total ▲ 56.6%
Ind.▲ 102.7%
Comp. ▲ -20.2%
61,284
61,222
77,751
81,807
85,518
91,536
95,945
23,000
16,935
18,588
18,060
16,851
17,633
18,350
38,284
44,288
59,163
63,747
68,668
73,903
77,595
Dec18
Dec19
Dec20
Mar21
June
Sept
Dec
Individuals
Companies


Origination
R$ million
▲ 109.4%
4,227
4,585
8,920
7,770
10,094
10,237
8,854
1,317
1,312
2,021
788
1,945
2,377
2,528
2,910
3,273
6,899
6,982
8,149
7,860
6,326
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 4Q21

Average term: **321 Months**

R$507 thousand	R$314 thousand	61.9%	51.3%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)


Units Financed
▲ 54.1%
16,916
18,158
31,243
27,157
35,945
36,721
26,074
6,050
6,843
9,364
4,432
10,545
12,553
6,172
10,866
11,315
21,879
22,725
25,400
24,168
19,902
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Borrower
Builder

Payroll-Deductible Loans


Portfolio
%
71.3
70.2
71.2
71.4
71.3
R$ million
69,664
72,804
78,425
82,505
84,111
84.5
85.6
85.7
86.5
87.1
15.5
14.4
14.3
13.5
12.9
Dec20
Mar21
June
Sept
Dec
Branches Network / Digital Channels%
Correspondent %
As a % of total Personal Loans


Distribution of the Portfolio by Sector
%
47.3
47.3
47.2
6.0
5.2
5.0
46.7
47.5
47.8
Dec19
Dec20
Dec21
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Dec21		
16.4% Total	20.9%	Social Security (INSS)
	14.4%	Private sector
	13.6%	Public sector

The excellent performance in 2021 reflects the innovation in the product offering and the evolution in the marketing channels (emphasis on the release through digital channels, which represented 63% of the total in 2021), providing more credit to clients. Bradesco is the bank with the highest growth in market share in the last quarter (Sept/21), based on market information (available in the Central Bank of Brazil).

Vehicle Financing


Portfolio
R$ million
Total ▲ 52.0%
Ind. ▲ 37.2%
Comp. ▲ 80.6%
36,811
45,960
47,298
47,991
49,946
52,681
55,957
12,564
16,444
17,422
17,984
19,402
21,190
22,691
24,247
29,516
29,876
30,007
30,544
31,491
33,266
Dec18
Dec19
Dec20
Mar21
June
Sept
Dec
Individuals
Companies


Distribution of the Portfolio by Product
%
8.7
1.9
89.4
6.7
1.5
91.8
5.5
1.3
93.2
Dec19
Dec20
Dec21
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination - Financing

R$2.2 billion	R$48 thousand	46 months	32%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Oct21 – Dec21

Bradesco Origination

R$0.9 billion	R$97 thousand	46 months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Oct21 – Dec21

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Dec21	%	Sept21	%	Dec20	%
\\ Economic Sector						
\\ Public Sector	**10,649**	**1.3**	**10,666**	**1.4**	**15,772**	**2.3**
Petrol, derived and aggregated activities	5,895	0.7	5,859	0.8	11,312	1.6
Production and distribution of electricity	4,008	0.5	4,047	0.5	3,504	0.5
Other sectors	746	0.1	760	0.1	956	0.1
\\ Private Sector	**802,008**	**98.7**	**762,657**	**98.6**	**671,196**	**97.7**
Companies	**481,248**	**59.2**	**459,178**	**59.4**	**410,938**	**59.8**
Real estate and construction activities	35,191	4.3	31,548	4.1	31,107	4.5
Retail	48,881	6.0	48,457	6.3	43,994	6.4
Transportation and concession	38,172	4.7	35,949	4.6	35,032	5.1
Services	72,576	8.9	64,797	8.4	43,569	6.3
Wholesale	30,054	3.7	28,303	3.7	23,759	3.5
Automotive	15,959	2.0	16,347	2.1	19,917	2.9
Food products	24,665	3.0	24,560	3.2	17,970	2.6
Other sectors	215,750	26.5	209,217	27.1	195,590	28.5
Individuals	**320,760**	**39.5**	**303,479**	**39.2**	**260,258**	**37.9**
\\ Total	**812,657**	**100.0**	**773,323**	**100.0**	**686,968**	**100.0**

Portfolio by Debtors

The diversification strategy has been contributing to an important reduction in the concentration of clients in each quarter.


%
31.4
30.6
29.6
29.5
29.5
25.0
24.2
23.0
22.9
22.6
15.0
14.5
13.5
13.4
13.2
9.2
9.1
8.1
8.0
8.1
1.6
1.6
1.3
1.3
1.4
Dec20
Mar21
June
Sept
Dec
100 Largest
20 Largest
Largest borrower
50 Largest
10 Largest

Flow of Maturities[1]

The feature of the loan portfolio is the long term, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Dec21	Sept21	Dec20
1 to 30 days	11.4	10.9	8.7
31 to 60 days	6.5	6.4	5.7
61 to 90 days	5.8	6.0	5.0
91 to 180 days	11.4	10.7	12.1
\\ Short-Term	**35.0**	**34.0**	**31.5**
181 to 360 days	15.4	15.4	14.4
Over 360 days	49.6	50.6	54.1
\\ Medium/ Long-Term	**65.0**	**66.0**	**68.5**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

The quality of new captures and loan granting processes made that 95.8% of operations with new clients were classified in ratings AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between December 2020 and 2021	Total Credit on December 2021		New Customers between January 2021 and December 2021		Remaining customers from December 2020	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	740,432	91.1%	69,805	95.8%	670,627	90.7%
D	19,790	2.4%	1,833	2.5%	17,957	2.4%
E - H	52,435	6.5%	1,229	1.7%	51,206	6.8%
\\ Total	**812,657**	**100.0%**	**72,867**	**100.0%**	**739,790**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Continuous improvement in credits classified between AA-C, representing more than 90% of the total portfolio, highlighting the quality of the operations.

Customer Profile	Dec21			Sept21			Dec20		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.3	0.2	6.5	92.7	0.3	7.0	89.9	2.0	8.1
Micro, Small and Medium-Sized Enterprises	89.0	4.3	6.7	88.6	4.7	6.7	88.0	4.0	8.0
Individuals	90.0	3.7	6.3	89.8	4.2	6.0	89.5	4.3	6.2
\\ Total	**91.1**	**2.4**	**6.5**	**90.7**	**2.7**	**6.6**	**89.4**	**3.2**	**7.4**

"Quality in the operations, which shows the constant improvement of lending processes".

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Expanded ALL	**(4,283)**	**(3,358)**	**(4,568)**	**(15,035)**	**(25,754)**	**27.5**	**(6.2)**	**(41.6)**
ALL Expenses	(5,059)	(4,392)	(4,066)	(18,685)	(25,796)	15.2	24.4	(27.6)
Income from Credit Recovery	1,062	1,472	1,588	5,620	5,940	(27.9)	(33.1)	(5.4)
Impairment of Financial Assets	28	(58)	(1,442)	(293)	(2,659)	-	-	(89.0)
Granted Discounts / Other (1)	(314)	(380)	(648)	(1,677)	(3,239)	(17.4)	(51.5)	(48.2)

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

The marked strong expansion in credit card operations, personal loans, working capital and real estate financing led to a natural increase in ALL expenses, which remain at good quality levels.

We highlight the strong and solid growth of the portfolio, which has more profitable and less risky operations, evidenced by the relationship between expense versus portfolio, which remains at levels below the pre-pandemic period.


Expanded ALL/ Expanded Loan Portfolio
%
2.8
2.6
2.7
2.2
1.9
1.7
2.1
R$ million
3,786
3,981
4,568
3,907
3,487
3,358
4,283
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 4Q21, the ALL stock totaled R$45.2 billion, representing 7.4% of the loan portfolio, equivalent to a coverage ratio for loans overdue for over 90 days of about 260% (+15 p.p. vs. Dec/19).

Renegotiated Portfolio

Evolution of the balance of the Portfolio



R$ billion
19.0
29.4
29.4
28.5
28.2
28.6
5.4
4.9
5.4
5.0
4.9
4.8
13.6
24.5
24.0
23.5
23.3
23.9
Dec19
Dec20
Mar21
June
Sept
Dec
Originated from portfolio in write-off
Originated from active portfolio

The volume of the renegotiation portfolio was stable in the quarter (4Q21 vs. 3Q21).

We highlight that the total of the traded portfolio in relation to the total portfolio (Bacen) showed another quarter of improvement, with a reduction of 0.2 p.p. in 4Q21, a result of the continuous improvement of the models of lending and of new tools for the renegotiation of overdue payments, including digital journeys, scoring, speech analytics, among others, which allowed us to anticipate the clients' needs in order to provide a wider range of solutions so that clients can reorganize themselves financially.

The delinquency ratio over 90 days returned to the historical levels of 2019 and improved 1.1 p.p. in the Renegotiated Portfolio / Bacen Portfolio compared to Dec/20.

ALL / Renegotiated Portfolio



%
68.4 75.3 75.3 76.0 76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9 63.1 62.3
Dec16 Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec

Delinquency ratio over 90 days



%
28.1 29.7 27.2 26.0 24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6 15.8 17.8
Dec16 Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec

Renegotiated Portfolio / Bacen Portfolio



%
4.5 4.7 4.8 4.9 4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2 4.9 4.7
Dec16 Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec

Extended Operations

Closing December 2021 with the accounting balance of operations, net of amortizations by R$33.4 billion, with the following composition: "up-to-date – R$28.5 billion"; "in arrears – R$3.1 billion"; and in "grace period – R$1.9 billion".

R$33 billion

Net accounting balance of amortizations

Credit profile of clients who have requested an extension:

- **92%** were up-to-date clients who were not in arrears in the 12 months prior to the pandemic
- **91%** rated AA to C
- **68%** with real collateral
- **13** years average time of relationship



R$ billion
R$0.1 0.0%
R$1.1 0.2%
R$2.9 0.5%
R$3.9 0.7%
R$3.5 0.6%
R$3.0 0.5%
R$3.1 0.5%
56.0
55.3
48.0
44.1
41.3
36.2
33.4
42.8
42.0
37.5
33.8
32.4
29.9
27.8
13.2
13.3
10.5
10.3
8.9
6.3
5.6
June20
Sept
Dec
Mar21
June
Sept
Dec
Multipurpose
Wholesale
In arrears (over 30 days) *

* Index of arrears over 30 days, calculated on the basis of the balance of the Central Bank of Brazil's Portfolio.

Delinquency ratios

Over 90 days



%
Dec08 Dec09 Dec10 Dec11 Dec12 Dec13 Dec14 Dec15 Dec16 Dec17 Dec18 Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days



%
Dec08 Dec09 Dec10 Dec11 Dec12 Dec13 Dec14 Dec15 Dec16 Dec17 Dec18 Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Transactions already expected in December 2021, with a well-controlled general delinquency rate and significantly lower levels compared to periods prior to the pandemic (December 2019), even with the expressive and continuous growth of the loan portfolio, reflecting actions of risk management. We continue with the strategy of supporting the clients with more sophisticated credit policies that can continue to grow the portfolio continuously, profitably and sustainably.

"Robustness at provisioning level to support adversities. Cover of 2.6 times the overdue portfolio +90."

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) remain at high levels, above the historical levels that preceded the pandemic (average of +19 p.p. vs. 2019). We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of the provision reached R$45.2 billion, showing stability in the last 12 months, even with the expressive increase in the expanded loan portfolio (+18.3%), highlighting the quality of the operations. The supplementary ALL currently represents 1.1% of the loan portfolio, or R$9 billion, demonstrating the robustness in the level of provisioning of loan operations to support a possible stress scenario. It is worth noting that the operations with the worst rating (abnormal course E - H) remain at the lowest levels of the series.

Coverage Ratio


%
481.0 425.0 602.0 994.0 955.0 688.0 557.0 508.0 505.7
244.9 227.9 299.5 398.2 402.8 349.8 324.7 296.9 260.9
193.6 184.2 249.8 337.4 310.6 266.7 263.2 243.7 215.4
119.6 121.4 123.8 120.6 117.6 120.1 116.7 115.1 110.7
8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4
3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1
Dec19 Mar20 June Sept Dec Mar21 June Sept Dec
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Provision and Overdue Portfolio

R$ million


35,084 36,796 45,339 46,030 44,401 44,624 45,236
6,903 6,901 10,519 11,569 11,243 9,968 9,240
14,081 15,404 22,775 21,389 21,319 20,987 20,966
14,100 14,491 12,044 13,071 11,840 13,669 15,030
Dec18 Dec19 Dec20 Mar21 June Sept Dec
Specific
Generic
Complementary

Portfolio in Arrears

R$ million


17,403 19,008 14,597 17,260 16,869 18,312 20,996
14,302 15,026 11,255 13,160 13,674 15,031 17,339
Dec18 Dec19 Dec20 Mar21 June Sept Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

Variation in the quarter mainly for Individuals, reflecting the policies normalization for renegotiation practiced in the periods preceding the pandemic. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.


NPL Creation
R$ million
3,672
3,248
856
(431)
3,674
2,279
922
473
6,363
4,040
2,073
249
4,525
3,091
1,339
94
5,020
3,346
1,477
197
5,763
3,846
1,681
236
4Q19
4Q20
1Q21
2Q
3Q
4Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates


Write-offs
R$ million
4,670
2,566
1,234
870
3,694
2,422
759
513
4,459
2,697
1,080
682
4,011
2,772
1,167
71
3,663
2,261
1,008
394
3,455
2,383
939
133
4Q19
4Q20
1Q21
2Q
3Q
4Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In December 2021, the gross ALL expenses accounted for almost 90% of the NPL Creation, which is the same level of periods that preceded the pandemic, demonstrating the robustness of the level of provisioning.

Gross ALL Expenses X NPL Creation - 90 days


%
78
126
111
78
95
87
88
R$ million
5,819
4,522
3,672
4,622
3,674
4,066
6,363
4,935
4,525
4,299
5,020
4,392
5,763
5,059
3Q19
4Q19
4Q20
1Q21
2Q
3Q
4Q
NPL Creation - 90 days
Gross ALL Expenses
Gross ALL Expenses /NPL Creation - 90 days

Funds Raised and Managed

R$ million	Dec21	Sept21	Dec20	Variation % Quarter	Variation % 12 months
Demand Deposits	58,334	53,025	55,600	10.0	4.9
Savings Deposits	139,341	137,135	136,698	1.6	1.9
Time Deposits + Debentures	384,542	380,438	370,061	1.1	3.9
Borrowings and Onlending	51,489	57,647	49,808	(10.7)	3.4
Funds from Issuance of Securities	166,348	148,903	145,017	11.7	14.7
Subordinated Debts	7,898	7,631	15,875	3.5	(50.2)
Eligible Debt Capital Instruments	46,553	42,379	37,371	9.8	24.6
\\ Subtotal	**854,505**	**827,158**	**810,430**	**3.3**	**5.4**
Obligations for Repurchase Agreements (1)	247,968	266,387	250,746	(6.9)	(1.1)
Interbank Deposits	4,656	4,453	837	4.6	-
Working Capital (Own/Managed)	123,061	123,087	118,924	-	3.5
Foreign Exchange Portfolio	20,215	35,631	18,758	(43.3)	7.8
Payment of Taxes and Other Contributions	722	6,440	707	(88.8)	2.1
Technical provisions for insurance, pension plans and capitalization bonds	292,860	289,111	284,606	1.3	2.9
\\ Funds raised	**1,543,988**	**1,552,267**	**1,485,008**	**(0.5)**	**4.0**
\\ Investment Funds and Managed Portfolios	**1,060,429**	**1,075,329**	**1,023,287**	**(1.4)**	**3.6**
\\ Total Assets under Management	**2,604,416**	**2,627,596**	**2,508,295**	**(0.9)**	**3.8**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We meet the need for resources required for loan operations primarily through our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Dec21	Sept21	Dec20	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	59,056	59,465	56,307	(0.7)	4.9
Savings Deposits	139,341	137,135	136,698	1.6	1.9
Time Deposits + Debentures	384,542	380,438	370,061	1.1	3.9
Funds from Financial Bills	155,971	138,664	134,356	12.5	16.1
\\ Customer Funds (1)	**738,910**	**715,702**	**697,422**	**3.2**	**5.9**
(-) Reserve Requirements	(87,363)	(88,007)	(83,758)	(0.7)	4.3
(-) Available Funds (Brazil)	(15,095)	(17,301)	(18,019)	(12.7)	(16.2)
\\ Customer Funds Net of Reserve Requirements	**636,452**	**610,394**	**595,645**	**4.3**	**6.9**
Borrowings and Onlending	51,489	57,647	49,808	(10.7)	3.4
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	92,200	85,038	87,431	8.4	5.5
\\ Total Funding (A)	**780,141**	**753,079**	**732,885**	**3.6**	**6.4**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**729,190**	**694,126**	**606,732**	**5.1**	**20.2**
\\ B / A	**93.5%**	**92.2%**	**82.8%**	**1.3 p.p.**	**10.7 p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

"The highest income of the historical series with a good recovery in a year of uncertainty, exceeding the center of the guidance."

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
Card Income	3,272	2,968	2,983	11,623	10,565	10.2	9.7	10.0
Checking Account	2,031	2,007	2,072	7,981	7,928	1.2	(2.0)	0.7
Asset Management	812	859	815	3,296	3,414	(5.5)	(0.4)	(3.5)
Loans Operations	763	718	685	2,777	2,673	6.3	11.4	3.9
Collections and Payments	595	607	665	2,411	2,613	(2.0)	(10.5)	(7.7)
Consortium Management	572	578	511	2,203	1,921	(1.0)	11.9	14.7
Custody and Brokerage Services	344	351	328	1,404	1,298	(2.0)	4.9	8.2
Underwriting / Financial Advisory Services	194	375	344	1,214	1,151	(48.3)	(43.6)	5.5
Other	281	293	314	1,190	1,184	(4.1)	(10.5)	0.5
\\ Total	**8,864**	**8,756**	**8,717**	**34,099**	**32,747**	**1.2**	**1.7**	**4.1**
\\ Business Days	**63**	**65**	**63**	**251**	**251**	**(2)**	**-**	**-**

Great performance in 2021, with positive performance in all comparative periods, which reflects the resumption of the economic activity and the wide diversity of products and services, offered through a modern customer service network (digital or physical). This performance contributes to the continued growth of results and demonstrates our adaptation in the way we serve and meet our clients' needs.

Card Income - Strong growth in all comparative periods. Higher use of cards evidenced by the excellent performance of the traded volume, which surpassed the R$66 billion mark in the 4Q21, surpassing the periods preceding the pandemic. It is important to note the progress in the issuing of cards through the digital channels, which evolved more than three times in the period (12M21 vs. 12M20).

Checking Account - We reached the significant mark of more than 36 million clients in the 4Q21 (+4 million in 12 months), which, combined with the higher business volume of banking correspondents - due to the reopening of trade in general, contributed to the positive performance of the periods.

Asset Management - More than R$3 billion in 2021, reflecting the strategy of portfolio adequacy, diversification and advancement in the supply of new high value-added products suited to the profile and objective of each investor. A highlight to the net funding in private credit funds, which contributed with R$40 billion.



Volume Traded - Credit Cards
R$ million
▲27.5%
▲11.5%
50,495
54,862
52,175
52,101
55,750
59,665
66,516
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q



In million
71.2
72.0
70.2
70.7
71.2
72.5
74.1
28.3
30.1
32.3
33.2
34.2
35.4
36.3
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Checking Account Holders
Total Customers (1)

(1) It excludes overlap of clients.



Investments Funds and Managed Portfolios
R$ billion
941
1,001
1,023
1,044
1,082
1,075
1,060
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q

Loan Operations - A strong increase in the volume of credit origination[1]. A highlight to the real estate financing revenues, driven by the constant innovations in the journey of taking out loans, mainly in the digital channels, and the good performance of the working capital and commissions on the guarantees provided (sureties and guarantees).

(1) Per working day.

Collections and Payments - R$2.4 billion in 2021, even with the suspension of DPVAT payments and lower revenues with bank payment slips (marginal reduction in volume given the new possibilities available on the market, and price revision in the period).

Consortia - Another year as the market leader. Great performance reaffirming the active presence in the lines of Auto and Real Estate. A highlight to the sales originated in the digital channels (Mobile, Internet Banking and Net Empresa), which represented around 25% of the total origination in 2021, with a strong performance in the agribusiness and real estate market.


Number of Outstanding Consortium Quotas
In thousands
1,504
1,617
1,528
1,516
1,511
1,526
1,517
1,190
1,280
1,222
1,220
1,212
1,214
1,202
57
71
71
69
71
82
86
257
266
235
227
227
230
229
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q
Real Estate
Trucks
Auto

Underwriting/Financial Advisory Services - The growth in 2021 is related to the increase in business and the ability to capture opportunities in the capital market, highlighting the evolution in the advice of mergers and acquisitions (+33%) and of fixed income operations (+28%). The quarterly and annual comparison variation (3Q21 and 4Q20) reflects the good performance of the previous quarters, which benefited from the relevant operations, given the volatility of the capital market.

Fixed Income: Increase of operations in 12 months, which enabled us to reach the second position in the rankings of origination and distribution, with a volume of around R$20 billion and R$36 billion, respectively (Anbima Ranking – November 2021).

Variable Income: 33 transactions in 2021, highlighting the 71% increase in the number of IPOs.

Mergers and Acquisitions: Revenue growth in the period (12M21 vs. 12M20) due to the advice given in 92 transactions, putting us in the first position in the Reuters ranking by number of transactions.

Custody and Brokerage

Brokerage – Performance related to the greater volume of operations on the stock exchange. A highlight to Ágora Corretora (broker), responsible for about 80% of these total revenues, and the constant growth of the client base (36% in 12 months).

Custody – Reflects the higher volume of ADRs/UNITs issues and cancellations and the increase in the client base over 12 months.


Assets under Custody
R$ billion
1,623
1,855
1,949
1,977
2,057
1,993
1,993
4Q18
4Q19
4Q20
1Q21
2Q
3Q
4Q

R$ million	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Personnel Expenses								
Structural	**4,509**	**4,431**	**4,159**	**17,107**	**16,931**	**1.8**	**8.4**	**1.0**
Payroll/Social Charges	3,294	3,248	2,981	12,412	12,182	1.4	10.5	1.9
Benefits	1,215	1,183	1,178	4,695	4,749	2.7	3.1	(1.1)
Non-Structural	**1,265**	**1,003**	**975**	**4,290**	**3,257**	**26.1**	**29.7**	**31.7**
Management and Employee Profit Sharing	940	750	756	3,275	2,398	25.3	24.3	36.6
Provision for Labor Claims	158	140	129	544	577	12.9	22.5	(5.7)
Termination Costs	125	91	63	372	189	37.4	98.4	96.8
Training	42	22	27	99	93	90.9	55.6	6.5
\\ Total - Personnel Expenses	**5,774**	**5,434**	**5,134**	**21,397**	**20,188**	**6.3**	**12.5**	**6.0**
\\ Administrative Expenses								
Outsourced Services	1,412	1,312	1,418	5,192	5,204	7.6	(0.4)	(0.2)
Depreciation and Amortization	799	812	836	3,256	3,249	(1.6)	(4.4)	0.2
Data Processing	795	690	680	2,737	2,429	15.2	16.9	12.7
Advertising and Marketing	627	404	398	1,549	1,249	55.2	57.5	24.0
Communication	348	364	362	1,446	1,507	(4.4)	(3.9)	(4.0)
Asset Maintenance	364	341	357	1,376	1,375	6.7	2.0	0.1
Rent	318	318	323	1,267	1,344	-	(1.5)	(5.7)
Financial System Services	252	265	284	1,034	1,050	(4.9)	(11.3)	(1.5)
Transportation	195	194	155	724	673	0.5	25.8	7.6
Security and Surveillance	138	144	151	581	698	(4.2)	(8.6)	(16.8)
Utilities (Water, Electricity and Gas)	96	80	91	356	374	20.0	5.5	(4.8)
Materials	37	31	42	123	153	19.4	(11.9)	(19.6)
Travel	14	9	8	39	82	55.6	75.0	(52.4)
Other	268	271	259	1,042	1,060	(1.1)	3.5	(1.7)
\\ Total - Administrative Expenses	**5,663**	**5,235**	**5,364**	**20,722**	**20,447**	**8.2**	**5.6**	**1.3**
\\ Total Expenses Administrative + Personnel	**11,437**	**10,669**	**10,498**	**42,119**	**40,635**	**7.2**	**8.9**	**3.7**
\\ Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	603	535	521	2,067	1,983	12.7	15.7	4.2
Civil and Tax Contingencies	261	175	366	603	860	49.1	(28.7)	(29.9)
Claims	188	143	129	572	447	31.1	45.7	27.9
Other	378	359	(31)	1,581	2,498	5.2	-	(36.7)
\\ Total - Operating Expenses Net of Revenue	**1,430**	**1,213**	**985**	**4,823**	**5,788**	**17.9**	**45.2**	**(16.7)**
\\ Total Operating Expenses	**12,867**	**11,882**	**11,483**	**46,942**	**46,423**	**8.3**	**12.1**	**1.1**

"Ongoing and effective cost control".

Personnel Expenses

Despite the impact of the collective bargaining agreement occurred from September 2021 (10.97% in 2021 vs. 1.5% in 2020), the higher expenses with profit-sharing (caused by the strong growth of the recurring net income and business areas performance), and the consolidation of Bradesco BAC Florida Bank, initiated in the 4Q20, which impacted the variations of the periods in approximately +1 p.p., expenses have remained at well-controlled levels.

Administrative Expenses

Even with the accumulated inflation in 12 months (10.1% for the IPCA and 17.8% for the IGP-M), the expenses presented only a slight increase in 2021, showing an effective cost control arising out of Management actions regarding the business model management, making it possible the constant reduction of the cost of serving.

The evolutions observed in 12 months (3Q21 and 4Q20) are related to the growth in the volume of business, the institutional expenses of advertising and publicity aimed at the offer of products, in addition to the higher investments in data processing for the expansion of technological platforms for customer service.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)


Dec21
2,947
988
4,533
Sept21
3,030
967
4,629
June21
3,168
884
4,675
Mar21
3,312
773
4,709
Dec20
3,395
715
4,737
Dec19
4,478
57
4,871
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

Other Operating Expenses, Net of Income

The reduction in 2021 is a reflection of the additional provisions in the Insurance Group in 2020, in addition to lower expenses with operating provisions. In the quarter (3Q21 and 4Q20), the variation is a result of the higher expenses regarding the business activities, reflecting the resumption of the economic activities, in addition to the higher expenses with operating contingencies.

The performance of Grupo Bradesco Seguros in 2021 was the main highlight of the expressive evolution of revenues, 11% year-to-date, compared to 2020, reaching around R$82 billion. In the comparison between the fourth quarters of 2021 and 2020, the expansion was 17%. There was an evolution in all business lines.

This performance reflected positively on the net income, which grew 4.4% in the year (2021 vs. 2020) and 18.9% in the quarterly comparison (4Q21 vs. 4Q20), reaching R$5.3 billion, despite the adverse effects still resulting from the Covid-19 pandemic. Another important parameter for the operation, the ROAE also showed significant improvement, from 14.3% to 17.7%. It is also worth highlighting the contribution of the Financial Income, which showed a growth of 55.3% in the year and 43.1% in the comparison with the fourth quarter of 2020, influenced by the behavior of the economic-financial ratios.

Equally relevant was the return provided to society in 2021, in the form of indemnities and benefits, which reached R$42 billion. Of this total, R$5 billion were allocated exclusively to events related to Covid-19, in addition to indemnification regarding the Life and Residential insurance lines.

During this challenging period, the Insurance Group intensified and improved the strategy of customer-centric, developing products that are even more responsive to the new market dynamics, with solutions that simplify and speed up the interactions of clients and brokers in the process of purchase.

Solid investments were made in projects linked to digital transformation on three main fronts: offer technology and data analysis to brokers to enable them to play an increasingly consultative role in the relationship with the policyholders; assist in the client's complete journey, from the first contact with the company to the moment of the regulation of the claim; and foster innovation initiatives, aiming to ensure the long-term sustainability of the business.

With the expansion and improvement of digital marketing channels, sales in this modality increased 60% from January to December 2021, reaching R$1.6 billion, with a 90% increase in the number of items distributed. The Bradesco Seguros Apps have already accumulated around 10 million downloads.

The efficacy of the multi-branch model and the strategy adopted in each segment of activity resulted in an increase in the number of contracts in virtually all lines of business. The Pension, Health and Auto/Property & Casualty portfolios grew between 4% and 10%, with the inclusion of 112,000, 140,000 and 260,000 new policyholders, respectively.

Bradesco Saúde has deepened the operational focus on the primary care model, bringing to 26 the total of Meu Doutor Novamed clinics, eight of which were opened in 2021.

In November, the network launched the Post-Covid-19 Program in eight of its clinics to provide specialized support for the development of the disease. Since its creation, in December 2015, Meu Doutor Novamed clinics have reached more than 800,000 consultations, with a level of satisfaction of over 85% among patients.

In the Private Pension segment, the product grid has been modernized, with the launch of new plans with investment solutions, in order to meet the demand for diversification of assets and managers. In addition, Bradesco Vida e Previdência implemented new action and business partnerships, bringing the customer relationship even closer, also expanding its distribution channels, with an emphasis on digital processes and services. Likewise, in the Life line, the company perfected its journey by introducing digital acceptance, self-billing of policies, and the possibility of changing beneficiaries on the Bradesco App.

In Auto Insurance and Property & Casualty, Bradesco Auto/RE invested in new customizable products and simplified the hiring, with the use of technology and aggregate services, seeking to maximize the customer experience. Products with combo features, such as Bradesco Seguro Auto Lar, which brings together the Auto and Residential insurance covers and is intended to expand the distribution of the residential segment, are worth highlighting. In the same line, Bradesco Auto Light allows access to a product on average up to 30% cheaper than traditional Auto Insurance, without any prejudice to the contracted services.

Bradesco Capitalização (Capitalization) has intensified its partnership with Livelo and further diversified its product portfolio, aiming at meeting all client profiles, and expanded the self-service, creating new features for consulting and managing securities in the digital channels.

Information	Income		ROAE	Revenues	
4Q21	R$1,517MM	-1.7% in the quarter +18.9% in 12 months	17.7%	R$21,222MM	+0.3% in the quarter +16.9% in 12 months

Consolidated Statement of Income and Selected Property Data

	4Q21	3Q21	4Q20	12M21	12M20	Variation % 4Q21 x 3Q21	Variation % 4Q21 x 4Q20	Variation % 12M21 x 12M20
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	12,116	12,265	10,544	47,616	43,687	(1.2)	14.9	9.0
Retained Claims	(8,623)	(8,967)	(7,824)	(34,220)	(27,717)	(3.8)	10.2	23.5
Capitalization Bond Draws and Redemptions	(1,112)	(1,335)	(1,065)	(4,866)	(4,709)	(16.7)	4.5	3.3
Selling Expenses	(919)	(840)	(818)	(3,339)	(3,170)	9.4	12.4	5.3
Financial Results	2,065	2,090	1,443	6,260	4,030	(1.2)	43.1	55.3
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,527**	**3,213**	**2,281**	**11,452**	**12,121**	**9.8**	**54.6**	**(5.5)**
Fee and Commission Income	430	454	461	1,767	1,876	(5.2)	(6.6)	(5.8)
Personnel Expenses	(447)	(395)	(347)	(1,649)	(1,499)	13.2	28.7	10.0
Other Administrative Expenses	(367)	(374)	(352)	(1,423)	(1,426)	(1.9)	4.3	(0.2)
Others	(512)	(262)	144	(1,125)	(2,303)	95.2	(455.4)	(51.1)
\\ Operating Income	**2,632**	**2,636**	**2,188**	**9,021**	**8,769**	**(0.2)**	**20.3**	**2.9**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,116)	(1,094)	(912)	(3,677)	(3,649)	2.0	22.3	0.8
\\ Recurring Net Income	**1,517**	**1,543**	**1,276**	**5,344**	**5,120**	**(1.7)**	**18.9**	**4.4**
\\ Selected Asset Data								
Total Assets	342,424	339,787	339,480	342,424	339,480	0.8	0.9	0.9
Securities	319,253	317,963	319,711	319,253	319,711	0.4	(0.1)	(0.1)
Technical Provisions	292,860	289,111	284,606	292,860	284,606	1.3	2.9	2.9
Shareholder's Equity (1)	31,401	34,659	37,792	31,401	37,792	(9.4)	(16.9)	(16.9)

(1) In December 2021, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$20,035 million.



%
R$ million
24.2
14.3
19.6
7.8
18.1
17.7
1,919
1,029
465
269
156
1,276
642
241
301
92
1,629
627
580
314
108
655
544
155
117
(161)
1,543
575
603
229
136
1,517
676
386
318
137
4Q19
4Q20
1Q21
2Q
3Q
4Q
Life and Pension Plans
Health
ROAE
Property & Casualty and Others
Capitalization Bonds

Net Gain/Loss and ROAE

Income of 2021 driven by growth in revenues (+10.9% in 2021 and +16.9% in 4Q21) and increase in the Income Statement (given the behavior of the economic and financial indices), which absorbed the increase in the Claims Ratio due to the higher frequency of events related to Covid-19 and 5% increase in the CSLL (Impact of R$184 million). Excluding the effect of the CSLL increase, the Income growth would be 8% in 2021

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio



%
4.0
4.0
4.3
3.7
3.8
3.8
3.8
3.7
3.8
R$ million
12M20: 73,737
12M21: 81,775
21,038
18,966
16,466
20,144
18,161
19,529
19,874
21,150
21,222
10,845
9,062
7,148
10,068
8,118
9,194
9,171
10,187
10,157
1,422
1,298
1,242
1,485
1,436
1,384
1,540
1,590
1,755
7,117
7,146
6,871
7,181
7,426
7,612
7,784
7,867
8,040
1,654
1,460
1,205
1,410
1,181
1,339
1,379
1,506
1,270
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims



%
70.5
71.8
72.4
67.9
70.2
73.6
81.6
82.5
81.6
65.9
66.2
68.7
67.0
68.4
69.6
R$ million
13,258
20,423
27,731
12,656
19,893
27,717
16,630
25,596
34,220
13,258
20,423
27,731
12,295
18,750
25,873
13,652
21,254
29,191
361
1,143
1,844
2,978
4,342
5,029
6M19
9M19
12M19
6M20
9M20
12M20
6M21
9M21
12M21
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds



12M20: 12,121 (*)
12M20: 13,965
12M21: 11,452 (*)
12M21: 16,481
R$ million
3,900
2,931
3,778(*)
4,139
3,131(*)
3,913
2,281(*)
2,982
3,137(*)
4,266
1,574(*)
3,422
3,213(*)
4,578
3,527(*)
4,214
1,553
747
831
361
1,009
782
1,443
701
1,417
1,129
687
1,848
2,090
1,365
2,065
687
2,347
2,184
2,947
2,122
838
1,720
887
1,123
1,462
4Q19
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

In 2021, the good performance of the revenues and the significant improvement of the financial income have eased the increase in the claims ratio over the year, impacted by the need for medical-hospital care, diagnostics, consultations, hospitalizations and possible consequences post-Covid-19, in addition to indemnities in the life and housing products. In 2021, more than R$5 billion of indemnities related to Covid-19 were paid (+173% vs. 2020).

Technical Provisions

Increase of 2.9% in 2021 and 1.3% in the quarter. Higher provisions in the "Health", "Life" and "Pension" lines, totaling R$292.9 billion in December 2021, the highest in the historical series.


R$ million
274,765 272,257 274,861 279,186 284,606 285,163 288,364 289,111 292,860
249,240 246,298 250,168 253,240 257,746 257,899 260,483 260,782 264,327
11,132 11,727 11,325 12,390 13,638 14,026 14,556 14,918 15,039
8,838 8,854 8,755 8,815 8,571 8,504 8,488 8,492 8,401
4,753 4,541 4,391 4,531 4,650 4,734 4,837 4,918 5,094
Dec19 Mar20 June Sept Dec Mar21 June Sept Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined / Claims Ratio / Marketing Index

Improvement of almost 5 p.p. in the quarter and in 12 months (3Q21 and 4Q20) in the Combined Ratio, due to the decrease in the Claims Ratio, which was impacted by the lower frequency of the events related to Covid-19.


Combined Ratio
%
84.2 83.6 74.5 86.0 95.5 88.0 95.8 95.8 90.9
98.2 96.9 92.0 96.7 108.9 97.8 101.9 103.5 101.9
95.3 95.4 82.0 95.6 100.0 94.9 93.4 94.0 97.9
56.1 53.5 61.8 66.8 67.4 70.4 90.6 81.7 58.1
4Q19 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q
Life
Health
Auto/P&C
Total


Claims Ratio
%
74.2 72.9 62.4 74.7 83.7 77.7 85.5 84.2 79.3
86.1 84.2 70.0 84.6 97.4 87.2 95.1 94.4 91.0
59.3 57.9 49.3 56.3 58.1 58.4 58.2 60.9 68.0 61.2 68.8
33.9 31.8 39.0 45.8 44.8 41.1 50.0 34.9
31.1 29.7 33.3 32.3 31.3 28.8 29.6 25.7
4Q19 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q
Property & Casualty
Life/AP
Auto/Optional Third-Party Liability
Health
Total


Marketing Index
%
8.3 8.0 8.5 7.8 8.6 7.6 7.9 7.9 8.3
20.8 20.4 22.5 19.7 20.8 23.5 23.6 23.3 23.3
20.3 20.0 18.0 18.3 17.8 17.0 18.0 17.9 18.4
17.1 16.7 17.7 17.0 16.7 16.4 17.2 17.0 16.9
4.8 4.4 5.1 4.5 5.5 4.5 4.7 4.6 5.1
4Q19 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Life and Pension Plans


R$ million
1,029 811 583 639 642 627 (161) 575 676
10,845 9,062 7,148 10,068 8,118 9,194 9,171 10,187 10,157
4Q19 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q
Premium and Contribution Income (1)
Net Gain/Loss

(1) Life/VGBL/PGBL/Basic Lines.

Increase of the net income in the quarter given the growth in revenues, improvement in the Claims Ratio of the "Life" line and growth of the financial income.

In comparison to 2020 (12M21 vs. 12M20), the income was impacted by the increase in the claims ratio due to the increase in the number of claims reported in products covered by deaths over 2021 (pandemic effects) and the increase in the CSLL rate, offset by the increase in revenue and increase in the financial income, due to the behavior of the economic and financial indices.

Policyholders and Participants in Life and Personal Accidents and Pension Plans

Number of Life and Personal Accidents Policyholders


In thousand
31,876 31,512 31,577 31,562 31,621
Dec20 Mar21 June Sept Dec

Number of Pension and VGBL Participants


In thousand
2,873 2,867 2,876 2,923 2,985
Dec20 Mar21 June Sept Dec

Health


R$ million
269 182 359 232 301 314 155 229 318
6,662 6,693 6,425 6,753 6,986 7,162 7,327 7,406 7,571
4Q19 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos are considered for comparison purposes.

Growth in the quarter and in 12 months due to the growth in revenues, improvement in the claims ratio, increase of the financial income and growth in the number of policyholders.

In 2021 (12M21 vs. 12M20), the performance was influenced by the increase of the claims ratio, driven by the frequency of events related to Covid-19 and the increase in CSLL, reduced by the improvement in revenues, administrative efficiency ratio, and financial income, in addition to the increase in the number of policyholders.

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,658 3,678 3,715 3,730 3,798
127 125 122 120 118
3,531 3,553 3,593 3,610 3,680
Dec20 Mar21 June Sept Dec
Company Health Plans
Individual Health Plans

Capitalization Bonds


R$ million
156 125 78 105 92 108 117 136 137
1,654 1,460 1,205 1,410 1,181 1,339 1,379 1,506 1,270
4Q19 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q
Capitalization Bond Income
Net Income

The income increase in 2021 (12M20 and 4Q20) was due to higher revenues (net of draws, redemptions and selling expenses) and the increase in the financial income.

We have maintained our leadership in this market, with a market share of 23.1% (SUSEP – November 2021).

Number of Active Capitalization Bonds


In thousand
2,506 2,350 2,192 2,576 2,668
23,533 27,986 24,098 21,360 20,987
7,016 6,914 6,930 7,206 7,368
16,517 21,072 17,168 14,154 13,619
Dec20 Mar21 June Sept Dec
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Auto and Property & Casualty


R$ million
94 114 82 62 41 76 77 88 65
1,398 1,290 1,239 1,484 1,436 1,384 1,540 1,590 1,755
4Q19 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q
Net Written Premiums
Net Income

In the annual and year-to-date comparison (4Q20 and 12M20), the evolution of the net income reflects growth in revenues, improvement of the Administrative Efficiency Ratio, and higher financial income when comparing with the 4Q20, offset by the increase in the claims ratio of the auto segment, substantially by the variation in vehicle prices and the cost of spare parts.

A highlight for the good growth in the number of policyholders throughout the year.

Number of Policyholders


In thousand
2,660 2,696 2,785 2,845 2,921
1,106 1,118 1,188 1,244 1,280
1,554 1,578 1,597 1,601 1,642
Dec20 Mar21 June Sept Dec
Auto/Optional Third-Party Liability
P&C

Basel Ratio

Maintaining high levels, we remained above regulatory limits, even with the increase in risk-weighted assets (RWA), given the strong growth of the loan portfolio and the payment of interest on shareholders' equity and dividends.



%
16.5
13.3
1.3
12.0
3.2
Dec19
13.9
11.4
1.1
10.3
2.5
Mar20
15.0
12.5
1.1
11.5
2.5
June
15.1
12.9
1.1
11.8
2.2
Sept
15.8
13.8
1.1
12.7
2.0
Dec
15.4
13.6
1.0
12.6
1.8
Mar21
16.0
14.1
1.1
13.1
1.8
June
15.2
13.7
1.1
12.7
1.4
Sept
15.8
13.7
1.2
12.5
2.1
Dec
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital



Changes in the Tier I Ratio in the quarter
%
Limits up to September, 21
Resolution No 4,783/20
8.625% Tier 1
7.125% Common Equity
13.7
1.1
12.7
Sept21
0.3
Net Income 4Q21
(0.1)
MTM of Securities - Equity Valuation Adjustments
0.1
Effects of Prudential Adjustments
(0.2)
Weighted Assets
(0.3)
Interest on Shareholders' Equity / Dividends
13.7
1.2
12.5
Dec21
Limits since October, 21 (1)
Resolution No 4,783/21
9.00 Tier 1
7.50% Common Equity
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,783/20, together with the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Main Economic Indicators

	4Q21	3Q21	4Q20	12M21	12M20
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	1.85	1.23	0.47	4.42	2.76
Ibovespa	(5.55)	(12.48)	25.81	(11.93)	2.92
USD – Commercial Rate	2.59	8.74	(7.87)	7.39	28.93
General Market Price Index (IGP-M)	1.54	0.80	7.64	17.78	23.14
Extended Consumer Price Index (IPCA)	2.96	3.02	3.13	10.06	4.52
Business Days (#)	63	65	63	251	251
Calendar Days (#)	92	92	92	365	366
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.5805	5.4394	5.1967	5.5805	5.1967
CDS 5 years (Points)	205	206	143	205	143
Selic - Base Interest Rate (% p.a.)	9.25	6.25	2.00	9.25	2.00
Pre BM&F Rate 1 year (% p.a.)	11.79	8.98	2.83	11.79	2.83

Guidance

	2021		2022
	Disclosed	Realized	
Expanded Loan Portfolio	14.5% to 16.5%	18.3%	10% to 14%
Client Portion	2% to 6%	6.5%	8% to 12%
Fee and Commission Income	2% to 6%	4.1%	2% to 6%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5% to -1%	1.1%	3% to 7%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	-10% to 0%	-5.5%	18% to 23%
Expanded ALL - R$ billion	R$ 13.0 to R$ 16.0	R$ 15.0	R$ 15.0 to R$ 19.0

Bradesco Forecast

%	2022	2023
USD - Commercial Rate (year-end) - R$	5.50	5.50
Extended Consumer Price Index (IPCA)	5.40	3.30
General Market Price Index (IGP-M)	7.70	3.80
Selic (year-end)	11.75	8.00
Gross Domestic Product (PIB)	0.50	0.50

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove to be accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

Additional Information

Corporate Strategy

Purpose

Create opportunities for the **progress of people** and the **sustainable development** of **companies** and **society**

client
our inspiration

Our primary objective is to captivate our clients to earn their admiration, trust and relationship

digital transformation
how we do it

We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative

people
our team

We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe the foundation of our strategy is rooted in people

sustainability
made to last

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audience

100% Client



2021 was really challenging. With technological acceleration, clients have become even more digital, independent, and demanding, features that have placed them even more at the center of decisions. The relationship between client and institution has become closer and the experience throughout the journey is the main reason for this closeness.

We have always focused on promoting the best experience for all current and potential clients in all the channels of interaction. This mission, together with the changing behavior, has enabled us to give clients even more voice. Our demands are organized in Bradesco Squads, responsible for about 80% of our work flow. Currently, we have 22 squads in operation and 10 already being structured, allocating approximately 3,000 people who compose multidisciplinary groups responsible for acting with **agile methodology**, a strategy that uses technology as a basis. This methodology has guaranteed us a 53% increase in deliveries in 2021 and a 40% reduction in the delivery time of new features (vs. 2020).

Present in almost every squad and with a focus on further enhancing the customer experience, we have the **Bradesco Experience (*be.*)**. As a result of the restructuring of the channel area, *be.* is a board of executive officers that integrates experience, channels, digital products, platforms and ecosystems. Working with end-to-end vision during the creation of intuitive and personalized journeys, both in financial and non-financial services, *be.* is part of a strategy that drives partnerships and enables smoother experiences in a channel or between channels. To achieve this positive result, we have united the voice of the client with data intelligence.

All of this process is carefully studied by us. From the insights of analyses of transactional and behavioral data, we validate the hypothesis with quantitative and qualitative research. In this way, we prioritize clients' needs and pains, as well as design solutions that meet the different mapped personas. Data are our main raw material, permeating every step of the digital transformation cycle and serving as a fundamental pillar for delivering experience in initiatives like **BRAIN, CRM 2.0 and Open Finance**. Data sharing via Open Finance will further expand our business opportunities. Therefore, we have developed a **financial manager** that transforms shared information, from Bradesco accounts and soon from other institutions, into personalized and educational insights.

BIA, our artificial intelligence, is also constantly supplied with information and data. Increasingly robust, in 2021 it reached 1.2 billion interactions with clients. We will continue to improve BIA and develop projects that create even more proximity to the client, such as cashback interactions and customized gratuities.

To ensure a solid foundation amid our technological acceleration, we are investing in **Cloud**, a milestone in the digital transformation of our ecosystem in a sustainable way. With it, we will gain even more agility in building journeys and resilience for our channels. We will also be following the monitoring of tools, such as the NPS (Net Promoter Score), an important measure of evaluation and evolution of our actions that is currently present at all levels of the company.

NPS

NPS (Net Promoter Score) **already reaches all levels of the company**, and we have combined the voice of the client with the voice of all our teams. To make this great transformation feasible in the entire Organization, we counted on the training of more than **5 thousand leaders**, allowing the involvement of **60 thousand employees**.


Foco no cliente
tá no nosso
DNA.

And the client-focused teamwork is being recognized. The **recommendation of Bradesco** among Individual clients grew **13 p.p.** in the period from the 4Q20 to the 4Q21. Now in Checking Accounts, Cards and Investments, it was possible to notice a growth of **7 p.p., 12 p.p.** and **9 p.p.** of the NPS, respectively.

Bradesco NPS | Base 100


Total Individuals
100
113
4Q20
4Q21
Retail
100
112
4Q20
4Q21
Prime
100
110
4Q20
4Q21

Products NPS – Total for Individuals | Base 100


Checking Account
100
107
4Q20
4Q21
Cards
100
112
4Q20
4Q21
Investments
100
109
4Q20
4Q21

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

The NPS is strategic for the Bank and reaffirms our commitment to have the client at the center of all our decisions.


NPS

Increase of 5.3 MM of Digital Clients

In Million

- Dec/19: 18.5
- ▲ 15%
- Dec/20: 21.2
- ▲ 12%
- Dec/21: 23.8

+Autonomy

+Experience

Account Opening on Mobile (App)

In Thousand

- 2019: 362
- ▲ 165%
- 2020: 959
- ▲ 86%
- 2021: 1,783

5X higher growth
2021 vs. 2019

+70%
Individual micro-entrepreneurs account opening
2021 vs. 2020

98% of **Transactions** are carried out through **Digital Channels**

91% are concentrated on **Mobile and Internet**

Mobile and Internet Financial Transactions

In Billion

- 2019: 1.0
- ▲ 26%
- 2020: 1.3
- ▲ 64%
- 2021: 2.1

Growth of **+97.8%** in **Mobile Financial Transactions for Indiv. and Companies**
2021 vs. 2020

Investments (R$) **+46%**
in investment funds, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).

Card Issue (Qty.) **+5,8x higher**

Mobile and Internet | Individuals and Companies (2021 vs. 2020)

Insurance (R$) **81%** | **Pensions Plans** (R$) **+60%**
Capitalization Bonds (R$) **+114%**
Mobile and Internet | Individuals (2021 vs. 2020)

Loans authorized in the Digital Channels

Total

In Billion

- 2020: 65.1
- ▲ 36%
- 2021: 88.2

Highlight | Individuals

In Billion

- 2020: 32.9
- ▲ 59%
- 2021: 52.2

% stake in the Bank: 40% (2020) ▲ 57% (2021)

Highlight | Companies

+R$3.8 Bi
Growth in Loans
2021 vs. 2020

+43%
Renegotiations in Digital Channels
2021 vs. 2020

+Business

+Sustainable development

brain
Bradesco Inteligência de Negócios

KNOWLEDGE + CUSTOMER SERVICE = RIGHT PRODUCTS FOR THE CLIENTS
Our unique ability to generate credit puts us in a position of prominence

BIA

Pioneer Bank on Artificial Intelligence

Constant Evolution

91% is the Average **Accuracy** in **Responses**

Service to Clients and Employees

1.2 Bi
Total Interactions
Since 2016

+194%
Interactions
2021 vs. 2019

Total Interactions

In Million

- 2019: 177
- ▲ 141%
- 2020: 426
- ▲ 22%
- 2021: 520

Multiplatform

Bradesco App for Individuals and Companies
108.8 MM Interactions
+34% 2021 vs. 2020

WhatsApp
162.8 MM Interactions
52 MM Transactions
2021

+60% of Mobile Interactions via WhatsApp
2021
Pioneer Bank in the use of AI + VOICE

Branches | Fone Fácil | Google Assistant | Amazon Alexa | Apple Business Chat

next reached the mark of **10 million** clients in 2021 (**+170%** vs. 4Q20). The quarter was also marked by important strategic movements, such as the launch of nextShop; the continuity of the new client referral program (Member Get Member - MGM), which generates rewards for participants; and the announcement of the partnership with BS2.

Highlights

Growth of the client base: with the continuity of the program of referrals and the expansion of the brand's reach in the media, we brought in 2.2 million clients in 4Q21, totaling 6.2 million new clients in the year.

nextShop: with the differential of offering instant cashback and 100% usability within the App, nextShop attracted clients and new clients, mainly on Black Friday, with aggressive discounts and cashback of up to 25%. On December 31, 2021, nextShop had 21 sellers offering over 100 thousand SKUs to next's clients.

New menu: the application menu has been redesigned, with more icons and widgets that make it easier to access the features, resulting in a more modern design.

Partnership: next announced a client referral agreement for Individuals with the banco BS2 (bank). Already approved by the Administrative Council for Economic Defense (Cade) and awaiting the approval of the Central Bank of Brazil, the partnership could bring 700 thousand new clients to next.

New Clients
(In Thousand)


349%
486
2,302
2,182
4Q20
3Q21
4Q21

Clients
(In Millon)


170%
4
8
10
4Q20
3Q21
4Q21

78% were not Bradesco's account holders

Main Indicators - %

Amount of Transactions
Base 100


100
153
184
4Q20
3Q21
4Q21

The number of transactions grew **84%** in 12 months – demonstrating increasing engagement of clients with the platform.

Loan Portfolio
Base 100


100
145
184
4Q20
3Q21
4Q21

The loan portfolio increased by **84%** in 12 months – an important business indicator of next.

Cost of Serving (CTS)
Base 100


100
69
64
4Q20
3Q21
4Q21

Reduction of **36%** in 12 months – demonstrating the gain in efficiency of our operation.

In 2021, Ágora Investimentos developed a strategy that combined constant improvements on their platforms with high investments in technology, bringing an open and independent platform, for account holders and non-account holders. The new Ágora App has a 360-degree view of the portfolio, valuation in real time of the portfolio with gains and losses, and an even more intuitive Home Broker. From beginner to expert, investors rely on specialized advice, information, analyses from the Research team and up-to-date, exclusive content in real time. The evolution of Ágora translates into figures: the client base reached 743.2 thousand investors in 2021 (+35.7% vs. 2020). The total of assets under custody reached R$67 billion (+6.7% vs. 2020). Considering only the investments of individuals in variable income, the amount came to R$45.4 billion, **ensuring the position as the third largest broker in the country.**

3rd position in the B3's ranking of custody of Individuals

743 thousand clients

+R$67 bi of volume under custody


R$ billion
Variation Dec20 x Dec21
547.7
632.6
672.9
705.9
743.2
62.4
63.3
72.2
68.4
66.6
35.7%
6.7%
Dec20
Mar21
June21
Sept21
Dec21
Assets under Custody
Number of Clients (In thousands)

Full and **totally digital experience** with advice from experts and **exclusive products and services** so that the client can invest at any time, from anywhere, 24/7.

- Registration 100% digital, easy, hassle-free and without the need to send documents;
- Investments for all types and profiles of investors, with several products from R$1.00;
- One of the smaller brokerage fees on the market and exemption of the custody fee;
- Full integration with Bradesco and next platforms;
- Experienced advisors and operators that help the client make the best decision at the time of investment;
- Consolidated and individual view of each asset with the respective valuation;
- Exclusive and free contents to assist in the decision-making process: live streams, videos, podcasts, reports, graphical and fundamental analysis, in addition to updated news throughout the day;
- Own team of analysts on the market, coupled with the structure of the award-winning research team of the BBI, present the greatest coverage of companies listed on the Stock Exchange for individuals on the market, all free of charge, without charging any additional fee for access to quality information; and
- Possibility of integration with other platforms through APIs, whether banks or fintechs, who want to make a one-stop platform of investments for its clients.

Exclusivity for clients

+ 1,000 investment options among more than 130 institutions of the market gathered in one place

24/7

Available 24/7 on the website or App

In addition to much content, information, analyses and recommendations throughout the trading session on the stock exchange and exclusive services

- Shares, options, forwards, futures markets, ETFs, BDRs and REFs
- Portfolios of recommended shares and Suggested Portfolio
- Remunerated Custody
- Invista Fácil Ágora (Easy Invest), you can enter the stock market from R$1.00
- Investment funds of renowned managers
- With exclusive Private Pension plans
- Public and Private Offerings
- Fixed Income Securities of several banks and institutions
- Privately Issued Securities Incentivized with debentures, CRA (Agribusiness related bonds) and CRI (Real Estate related bonds)
- Public Bonds and Treasury Notes (Tesouro Direto)
- COE with protected capital or guaranteed minimum profitability

Exclusive Products and Services

Ágora Scan: a tool of artificial intelligence that suggests a list of products that are suited for the investor, in accordance with their profile and their portfolio and that other investors in the same profile are seeking.

Recommended Portfolios: the only investment house to have its funds from the recommended stock portfolios (*Arrojada* (Bold), Top 10, Dividends, Small Caps and Top Green) accompanied and measured by the Standard & Poor's credit rating agency.

Remunerated Custody: the client agrees to the service and Ágora will search for the best rates and opportunities in the market of shares loan to make a profit for the position in custody.

Invista Fácil Ágora (Easy Invest): a new way of investing in the market of variable income following the strategies of the portfolios of shares recommended by our analysts, with investments of values from R$1.00 bringing ease, tax simplification and accessibility in the stock market to the small investor.

Ágora Trader: new advanced trading tools for investors who seek broader resources than the traditional Home Broker, featuring charts, tape reading, technical analysis, books of offerings, teams and trades, simulators, reading of market flows and much more dynamism for operations carried out on the stock exchange.

Income Tax Calculator: service to control the calculation of capital gain/loss in the market of variable income with the issuing of the DARF and the individual tax return (IRPF).

Ágora Academy: in our new, fully open educational platform, including for non-clients, we bring a lot of information and financial education with free courses promoted by Ágora itself together with Unibrad, one of the largest corporate colleges in Latin America. And, for those who want to specialize and get their certification with who better understands the subject, we will offer specialization courses, graduation courses and even an MBA in an unprecedented partnership with the *FIA-Fundação Instituto de Administração*, one of the best-rated institutions in national and international education rankings.

Ágora Play: follow live, see and listen when you want to all the live streams, videos, podcasts on the financial market produced by Ágora with our analysts, advisors, traders and special guests.

Ágora Cast: Follow in a single place all the content of news and recommendations in an audio format prepared by Ágora analysts.

Veloe: in an unprecedented partnership in the investment world, Ágora clients have more than special conditions to purchase the Veloe payment method and avoid queues at tolls and parking lots.

Special Programs for the Young Investor: with the Ágora Kids and Ágora Universitário programs, we promote financial education and we give broad access to the financial market, aiming at healthy and sustainable financial growth, with special conditions to invest in Ágora.

With **constant investment in technology** and **people**, via the website or Ágora App, the client finds a complete investment platform with **the best unique products and services** gathered in a single place, 24/7, providing **a differentiated experience**, bringing **convenience and total safety to clients when they invest**.

Learn more about our products, services, analyses and everything that happens in the market by accessing our profiles on social media.

Solidity
Security

Relationship
Expertise

Content
Modernity

Open Platform
Trusteeship

Bitz

Bitz **doubled in size** for the second consecutive quarter

Reaching **+6.2 million downloads** and **+4.2 million accounts** created since its deployment



- Only **14%** of the Bitz users are Bradesco account holders, indicating success in the search for a population not met by the Bradesco ecosystem;
- Three major campaigns at the end of the year made the Bitz arrive in the last week of December **as the most downloaded finance App** in Brazil;
- The *Indique Ganhe* (MGM) has already generated **900 thousand new accounts** of people invited by Bitz users;
- It exceeds the average transaction frequency of the market, reaching 10.8x/month (use of the Bitz card); and
- It maintains a good level of 50% of the active user base on the App.

Bitz is a **digital wallet** that provides a **free payment account** in which the **balance yields 100% of the CDI** automatically and a **cashback feature** to encourage the use. Bitz counts on features such as: payment and receipt directly from the cell phone, free express wire transfers (TED), Pix (instant payment/transfer service), payment of bills and bank slips, cell phone top-ups, a free debit card to pay in any payment machine, a virtual card to make purchases on the internet, food Apps, delivery, series, movies and music Apps that depend on a card number to operate. Bitz is available in the **iOS** and **Android** stores. Created for the more than 40 million unbanked Brazilians.

bradesco bac florida bank

In the 4Q21, we launched Bradesco Invest US, the Bradesco platform in Miami created to democratize the financial journey of the Brazilian investor, allowing access to global investments. With a 100% digital journey, investors have allocated their resources in one of the five model portfolios developed by BlackRock, the world's largest resource manager. Bradesco Invest US marks the beginning of the offer of investment products in the United States to the retail segment.

pix powered by Banco Central

In November 2020, Bradesco started offering Pix, an innovative payment method created by the Central Bank of Brazil, which allows payments, transfers and receipts at any time of the day, every day of the year, even on weekends and holidays, crediting the beneficiary's account in a few seconds. Pix can be performed from a checking account, a savings account or a payment account.

We were the first bank to add a loan offer linked to the Pix journey, where the offer is contextualized. Bradesco launched in the 1Q21 the purchase completely online via digital channels (Net Empresa Channel and Companies Mobile Channel), immediate QR Code to the teller machines (TEF), POS and e-commerce for all corporate clients. Bradesco reaffirms its commitment to innovate and encourage the market of payments. The product is evolutionary, and in the coming months, we will make more innovative deliveries.

openFinance

The arrival of **Open Finance** in Brazil establishes a new moment for the Brazilian financial market. The concept, pioneered in the United Kingdom and already applied in several countries, began in Brazil a year ago and has proven to be a turning point beyond the country's financial scenario. With the sharing of financial data between institutions authorized by the Central Bank of Brazil, clients have access to an even greater range of products and services, which intensifies their decision-making power. In this way, the institutions reinforce the development of solutions that further meet the clients' needs and desires. Through the use of shared data, it is possible to know clients in detail, their profile and moment of life, generating great business opportunities for the institutions.

In Bradesco, all stages of Open Finance have been carefully studied to ensure that all opportunities are taken. Beginning with the first phase when we released 12 consumer interfaces built on product and service APIs and five for service channels, all covering public data from Banco Bradesco, Bradescard, Bradesco Financiamentos, Ágora Investimentos, Losango and next. In the next phase, related to the sharing of registration data, account data, cards and loan operations, we implemented 20 new journeys in channels and 37 consumer interfaces for the sharing of these data, further enhancing our customer experience and enhancing our relationship with them. The release of the payment initiation service with five new channels was carried out in the third phase, enabling the automation of transactions starting with Pix. In the fourth and final phase, which began in December 2021 with the forecast to be completed in 2022, the scope of information made available for sharing is even greater. In it, the client can also share data on foreign exchange operations, investments, insurance, capitalization, and supplementary pension, among other services.

In 2022, we expect to face a more robust Open Finance and a more secure client when sharing data. With that trust, Open Finance gains room to highlight its numerous benefits. New services will be available, such as transfer between accounts, TED, bank payment slips, and direct debit, in addition to the possibility of forwarding proposals for loan operations via digital correspondents, with new APIs for Bradesco, Bradesco Financiamentos and Losango. Already thinking about this even more robust configuration, which should intensify the amount of shared information, we are working on modernizing our technology platforms, especially using Cloud, an architecture that will provide even more agility in building journeys and resilience for our channels.

With the power of decision, the client becomes even more empowered and demanding, seeking to do everything, as/at the time they want. This new profile leads us to solutions that go beyond financial products & services and drive partnerships. In Bradesco, the centrality of the decision according to the client's desire, need and moment of life already existed. Therefore, we have already achieved many successful partnerships, such as purchasing real estate finance and even subscribing to the streaming service on the Bradesco App.

IGPTWB3

Our shares (BBDC4) make up the **IGPTW portfolio**, the **new B3 index** in an unprecedented partnership with Great Place to Work (GPTW). The index integrates the ESG index family and incorporates companies in a constant process of cultural transformation that privileges the relationships between people and the development of employees.

We are a Bank present throughout Brazil and operating in strategic locations abroad. With a wide and constantly updated Service Network, we provide a modern structure and offer practical services in all segments in which we operate. At the end of 2021, our Network comprised 81,900 service points.

Bradesco Varejo – Bradesco Varejo (Retail) service network comprises 2,598 branches, 984 business units, 3,769 service points, 764 electronic service points and 39,100 Bradesco Expresso (banking correspondent) units. These are structures dedicated to conducting business and to client relations, with the offer of a broad portfolio of products and services.

In addition, we offer our Digital Channels and thousands of self-service machines, providing full autonomy to the clients to carry out banking transactions conveniently and securely, whenever and wherever they want.

Through the implementation of digital journeys, we are advancing in the offer of new solutions always aiming to improve our customer experience (individuals and companies), in addition to strengthening financial guidance as a pillar of banking inclusion throughout the country.

Bradesco Prime – Bradesco Prime is a segment for high-income individuals that operates throughout Brazil. The client has access to the model of a full relationship, with well-sought solutions based on their profile and moment of life. Its mission is to be the first option bank of their clients, focusing on the quality of customer service and the offering of solutions that meet the clients' needs through specialized teams, in order to add value to shareholders and employees, according to the professional and ethical standards.

Criteria to be a Bradesco Prime client, among others: to have an income of R$15 thousand per month or investments above R$150 thousand. The key offered differentiators include a relationship manager, investment advice for the wealth management, Viva Prime Program (exclusive benefits and discounts in partner brands), Bradesco Prime Cashback (partial cashback on purchases in selected partners), a complete portfolio of credit cards, credit lines with special rates, international services, digital channels to access Bradesco Prime wherever you are, in addition to the unique platform for clients with a digital profile.

Bradesco Private Bank – Bradesco Private Bank offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with Bradesco BAC Florida Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management involving from liquid and illiquid assets, to the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated platform, which offers investment options locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, and advisors. In addition, they can access all of our business solutions, including Investment Bank, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nationwide presence, in addition to a foreign unit in Luxembourg, Bradesco Europe.

Bradesco Corporate – Bradesco Corporate, focused on both large and medium-sized enterprises, is responsible for serving business groups. With its offices located in the main financial centers and with a value proposition based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill all clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale is focused on digital transformation for the managers' journey, aiming for better customer experience and new business opportunities.

The four Corporate units are: Large Corporate, Corporate, Multi & Institutional and Corporate One. The segmentation within these areas observes concepts of revenues, sectoral and geographical aspects, among others.

	Dec21	Sept21	Dec20	Variation Dec21 x Sept21	Variation Dec21 x Dec20
\\ Structural Information - Units					
Customer Service Points	81,900	82,668	79,892	(768)	2,008
- Branches	2,947	3,030	3,395	(83)	(448)
- Service Centers	3,769	3,838	3,915	(69)	(146)
- Electronic Service Centers	764	791	822	(27)	(58)
- Business Units	988	967		21	273
- Banco24Horas Network	16,174	15,950	15,250	224	924
- Bradesco Expresso (Correspondent Banks)	39,100	40,627	39,100	(1,527)	-
- Bradesco Financiamentos	18,085	17,392	16,620	693	1,465
- Losango	57	57	58	-	(1)
- Branches, Subsidiaries and Representation Office, Abroad	16	16	17	-	(1)
ATMs	50,807	51,538	54,522	(731)	(3,715)
- Onsite Network - Bradesco	26,526	27,434	30,694	(908)	(4,168)
- Banco24Horas Network	24,281	24,104	23,828	177	453
Employees	87,274	87,736	89,575	(462)	(2,301)
Outsourced Employees and Interns	10,614	11,265	13,477	(651)	(2,863)
\\ Customers - In million					
Total Customers (1)	74.1	72.5	70.2	1.6	3.9
Account Holders (2)	36.3	35.4	32.3	0.9	4.0
Savings Accounts	68.1	65.7	69.9	2.4	(1.8)
Insurance Group (1)	29.5	29.2	30.6	0.3	(1.1)
Policyholders	45.9	45.6	45.4	0.3	0.5
Pension Plan Participants	3.0	2.9	2.9	0.1	0.1
Capitalization Bond Customers	2.7	2.6	2.5	0.1	0.2
Bradesco Financiamentos	1.2	1.2	1.2	-	-

(1) It excludes overlap of clients; and **(2)** It includes salary account.

Main Products and Services in Relation to the Market

%

Bacen	Dec21	Sept21	Dec20
\\ Bank			
Demand Deposits	N/A	9.5	10.8
Savings Deposits	N/A	13.0	13.0
Time Deposits	N/A	15.4	16.0
Loans	12.3	12.4	12.1
Loans - Private Institutions	21.4	21.9	22.0
Loans - Vehicles Individuals (CDC + Leasing)	13.6	13.2	13.3
Payroll-Deductible Loans	16.4	16.5	15.9
Social Security Institute (INSS)	20.9	21.2	19.9
Private Sector	14.4	14.5	14.8
Public Sector	13.6	13.7	13.3
Real Estate Financing	9.8	9.7	8.5
\\ Consortia			
Real Estate	19.2 (1)	19.7	21.2
Auto	30.1 (1)	30.2	31.2
Trucks, Tractors and Agricultural Implements	18.5 (1)	18.2	18.6
\\ International Area			
Export Market	14.8	15.3	15.5
Import Market	10.0	10.2	14.6
\\ Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.5 (1)	22.5	22.4
Technical provisions for insurance, pension plans and capitalization bonds	22.8 (1)	22.9	23.3
Pension Plan Investment Portfolios (including VGBL)	23.1 (1)	23.5	24.2
\\ Anbima			
Investment Funds and Managed Portfolios	16.7	17.0	17,8
\\ National Social Security Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.6	31.7	32.1
\\ Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	22.4	21.9

(1) Reference date: Nov/21; and **N/A** – Not available.

Market Share of the Branches


4Q21
Bradesco
Market
Market Share
TOTAL
2,947
17,388
16.9%
NORTH
222
1,051
21.1%
NORTHEAST
689
2,968
23.2%
227
1,456
15.6%
CENTRAL-WEST
SOUTHEAST
1,377
8,605
16.0%
432
3,308
13.1%
SOUTH

Main Indicators

Price/Income Ratio[1]

It indicates the possible number of years in which the investor would recover the capital invested based on the closing prices of common and preferred shares.


11.7
10.0
9.4
7.1
6.5
Dec20
Mar21
June
Sept
Dec

Price to Book Ratio (P/B ratio)

It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


1.6
1.5
1.6
1.3
1.2
Dec20
Mar21
June
Sept
Dec

Dividend Yield (2) (3) - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by the profit sharing.


2.6
2.5
2.4
5.5
5.3
4Q20
1Q21
2Q
3Q
4Q

(1) Recurring net income in 12 months; **(2)** Source: Economatica; and **(3)** Calculated by the share with the highest liquidity.

Recommendation of Market Analysts Preferred Shares – BBDC4 (12 reports were analyzed)


1
Keep
11
Buy

Market Capitalization

171.5
R$ billion
In Dec21

Payout / Dividends and Interest on Shareholders' Equity


R$ million
44%
34%
69%
30%
39%
7,204
7,299
15,863
5,548
9,240
12M17
12M18
12M19
12M20
12M21
Dividends/Interest on Shareholders' Equity (1) - Gross
Net Payout (2) - 12 months

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019, and in 12M21, it considers R$2.2 billion of supplementary dividends/shareholders' equity paid on December 30, 2021; and **(2)** Calculated on the basis of the book net income after adjustment on legal reserves.

Trading Daily Average Volume


R$ million
684
354
330
2017
928
522
406
2018
1,223
734
489
2019
1,586
1,089
497
2020
1,834
1,138
696
2021
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and **(2)** BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


Base 100
235
151
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
BBDC4
Ibovespa

Performance of the Bradesco Shares [1]

In R$	Dec21	Sept21	Dec20	Variation % Dec21 x Sept21	Variation % Dec21 x Dec20
Book Value per Common and Preferred Share	15.18	15.23	14.83	(0.3)	2.4
Last Trading Day Price – Common Shares	16.19	17.86	22.00	(9.4)	(26.4)
Last Trading Day Price – Preferred Shares	19.21	20.83	24.67	(7.8)	(22.1)

(1) Adjusted for corporate events in the periods.

Sustainability is integrated into our strategic drivers and, through the combination of guidelines, governance, engagement and management of environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

Governance

The main decisions and direction of the strategy are conducted by the Sustainability and Diversity Committee, which meets bi-monthly and has Directors and Executive Officers among its members, including the Chairman of the Board of Directors and the CEO. The Committee is advised by the Sustainability Committee, composed of officers and managers from different areas.

Strategy

Our sustainability strategy is structured in **six pillars:**

1. Sustainable Business: The goal is to expand the supply of solutions that promote a more inclusive society and support clients in the transition to a more sustainable economy;

2. Climate Change: To ensure that our business is prepared for the challenges of climate change through improvements in business management and transparency inside the Organization in relation to climate-related impacts;

3. Customer Relationship: We aim to serve the client with excellence based on the understanding of their needs in order to contribute to the achievement of their goals;

4. Diversity: Bradesco seeks to welcome and promote diversity among its employees and clients, aiming to attract and retain talents, expand the access to career opportunities and adequately serve an increasing range of client profiles;

5. Innovation: It aims to direct our strength of innovation, already present in the DNA and the practices of Bradesco, towards sustainability with the promotion of positive changes in the business and in the customer relationship; and

6. Private Social Investment: As one of the largest private donors in Brazil, we seek to maximize the positive impacts generated from Bradesco's social investment.

Voluntary Commitments

We establish dialogs with various stakeholders and adhere to initiatives and voluntary commitments, such as Global Compact, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Responsible Banking (PRB), Women's Empowerment Principles (WEPs), Taskforce on Climate-Related Financial Disclosures (TCFD), Investors for the Climate (IPC), Partnership for Carbon Accounting Financials (PCAF), Brazil Climate, Forests and Agriculture Coalition, among others.

Goal 2025
R$250 Bi

Sustainable Business

We committed to directing, by 2025, R$250 billion for assets, sectors and activities with socio-environmental benefits by using the corporate loan, advice on the capital market and sustainable financial solutions.

Climate Strategy and Governance

Our Governance for Climate Change involves operational, executive and strategic levels with the participation of the Board of Directors. We seek to ensure that our operations and businesses are prepared for the challenges of climate change, with the **main objectives** stated below:

1. To **reduce and mitigate** the greenhouse gas emissions generated by our operations and manage the exposure of our structures to climate-related risks;
2. To **integrate** the risk assessment and climate-related opportunities in the management of the business;
3. To offer **financial solutions** that promote the lowest generation of carbon and more climate resilience; and
4. To promote **engagement and awareness** on the theme with stakeholders.

Eco-Efficiency Management: The targets (energy consumption, ground fleet and air fleet) established in our Eco-Efficiency Master Plan (2019-2021) follow sectoral indications from the Science-Based Targets initiative (SBTi), to contribute to the limiting of global warming by 2°C, according to the Paris Agreement.

Commitments to the Climate

100%

Renewable Energy

100% of our structures are supplied by renewable energy sources.

100%

Neutralized

We neutralized 100% of the greenhouse gas emissions (carbon equivalents) generated by our operations.

Financed Emissions

We measured the carbon emissions of 100% of our corporate loan portfolio.

Net-Zero

As members of the Net-Zero Banking Alliance, of the UNEP-FI, we committed to aligning our loan and investment portfolios to achieve zero net carbon emissions by 2050.

ESG Performance

Our ESG evolution is confirmed through the **performance** mostly **above the average** for the industry in the evaluations of the main ratios and ratings, both national and international.
In the last quarter, we highlight:

Member of Dow Jones Sustainability Indices — Powered by the S&P Global CSA

With the best performance among Brazilian private banks and occupying the seventh position among all banks evaluated, we were selected for the 16th time to be part of the Dow Jones Sustainability Index.

ISE B3

For the 17th consecutive year, we are part of the B3 Corporate Sustainability Index portfolio (ISE B3), made up of the 34 Brazilian companies with the best performance in environmental, social and governance (ESG) aspects.

MSCI ESG RATINGS — AA (CCC | B | BB | BBB | A | AA | AAA)

We maintained our AA rating in the MSCI ESG Ratings in the agency's update carried out last quarter.

IGPTWB3

We were selected to compose the portfolio of B3's new index. Established in partnership with Great Place to Work, the index is composed of shares of the 45 companies with the best practices in labor relations among those that are part of the ranking of the 150 best companies to work for or those certified by GPTW.

Transparency and Disclosure

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB), with evolution also in climate reporting in line with the recommendations of the TCFD. Information and data are available on our Sustainability website (bradescosustentabilidade.com.br) and Bradesco Integrated Reports (**bradescori.com.br**).

Investor Relations area – IR

The market relations area maintains a constant dialog with the market.

In the **fourth quarter of 2021**, we had:

473 Interactions with national and international investors of **270 funds**

7 International conferences

57 Meetings with investors, including conference calls


bradesco
Investir em transparência: isso tem futuro.
Conheça o site de sustentabilidade: bradescosustentabilidade.com.br
Últimos Relatórios
24.09.2021
Bradesco 2T21 - Apresentação Institucional
04.08.2021
Bradesco 2T21 - Apresentação de Resultados
03.08.2021

The market relations area is **responsible for disseminating the information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices**.



All this information is available on the **bradescori.com.br** website. Among them, we have **the Economic and Financial Analysis Report**, which provides an accurate analysis about corporate accounting, and **Bradesco Integrated Report 2020**, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, we have a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, on the IR website is also possible to find:

- **Institutional videos** with messages from the Organization's Executives;
- Company **presentations**;
- Calendar of **events**;
- Regulatory **forms**; and
- Our **strategic positioning** and our **operational management to face the Covid-19 pandemic**, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information.

Social Actions

Fundação Bradesco

65 years developing a broad social and **educational program**

R$715 million were invested in 2021

40 own schools across Brazil

43,120 students were assisted in their Schools

Offers **Basic Education** (from Kindergarten to Secondary Education in addition to Vocational Technical Education at Secondary Level and Education for Young People and Adults) and Initial and Continuing Training focused on employment and income generation.

Guaranteed free and quality education to over **40 thousand students** enrolled in the Basic Education system, while also providing uniforms, school supplies, meals, medical and dental assistance.

More than 2 million students who completed at least one of the several courses offered in their schedule were also benefited in the distance learning education (EaD), through their e-learning portal "Escola Virtual" (Virtual School), in addition to the other **5,773 students** who have benefited from projects and actions in partnership, such as education courses and lectures and of information technology.


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Ratings

Fitch Ratings [1]

International Scale						National Scale	
Viability	Government Support Rating	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	b+	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba2	NP	AAA.br	ML A-1.br

S&P Global / **Austin Rating**

S&P Global – Global Scale - Issuer Credit Rating				S&P Global – National Scale		Austin Rating – National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In January 2022, Fitch removed Bradesco's Support Rating '4' because it is no longer relevant for the coverage of the agency, according to the *Rating* Methodology of Banks, updated on November 12, 2021. The agency assigned the Rating for Government Support (RSG) as 'b+' to Bradesco.

Risk Management

The corporate risk control is performed in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. The dissemination of the risk culture is promoted to all employees at every level of the Organization, from business areas to the Board of Directors.

Our risk and capital management structures have policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes and systems, as well as the extent of its risk exposure. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making.

The **most notable** amongst these are**:**

The Integrated Risk Management and Capital Allocation Committee, which aims to advise the Chief Executive Officer on the fulfillment of its duties related to the management and control of all risks and the capital of our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management, as well as advise the Board of Directors on the performance of its duties in management and control of risks and capital.

Detailed information regarding risk management process, regulatory capital and our risk exposures can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (**bradescori.com.br** – Notice to the Market – Risk Management).

Capital Management

Bradesco has an area responsible for Capital Management that acts jointly with the Controllership and Integrated Risk Control Department, associated companies, business areas and supporting areas.
Additionally, this governance comprises Commissions and Committees that assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through **adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control**, contributing to the achievement of goals set in the strategic objectives of the Organization.

With the implementation of the Capital Management structure, an Internal Capital Adequacy Assessment Process (ICAAP) was established. In this process we have the capital plan that is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market sharing and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimum period of three years and are constantly monitored and controlled by the Capital Management area. In addition, the Recovery Plan contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency as well as the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate				
In R$ million	Dec21	Sept21	June21	Mar21	Dec20
\\ Calculation Basis					
Regulatory Capital	150,236	141,773	141,108	135,568	135,724
Tier I	130,565	128,401	125,012	120,071	118,282
Common Equity	119,107	118,453	115,592	110,832	108,982
Shareholders' Equity	147,121	147,606	146,488	144,240	143,703
Non-controlling/Other	(27)	(341)	(404)	(350)	164
Phase-in arrangements provided for Resolution No 4,192/13	(27,987)	(28,812)	(30,492)	(33,058)	(34,885)
Additional Capital	11,459	9,948	9,420	9,239	9,300
Tier II	19,671	13,371	16,096	15,497	17,442
Subordinated Debt (according to Resolution No. 4,192/13)	19,671	13,366	16,079	15,473	16,274
Subordinated Debt (before Resolution No 4,192/13)	-	5	17	24	1,168
\\ Risk-Weighted Assets (RWA)	**953,326**	**933,991**	**884,639**	**882,192**	**858,693**
Credit Risk	873,737	846,972	799,070	797,725	779,589
Operational Risk	71,594	71,594	66,908	66,908	64,414
Market Risk	7,995	15,425	18,661	17,560	14,691
\\ Total Ratio	**15.8%**	**15.2%**	**16.0%**	**15.4%**	**15.8%**
Tier I Capital	13.7%	13.7%	14.1%	13.6%	13.8%
Common Equity	12.5%	12.7%	13.1%	12.6%	12.7%
Additional Capital	1.2%	1.1%	1.1%	1.0%	1.1%
Tier II Capital	2.1%	1.4%	1.8%	1.8%	2.0%
Subordinated Debt (according to Resolution No. 4,192/13)	2.1%	1.4%	1.8%	1.8%	1.9%
Subordinated Debt (before Resolution No 4,192/13)	-	0.0%	0.0%	0.0%	0.1%

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 432/21 establishes that **corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR)**. MCR is equivalent to the base capital or the risk capital, whichever is higher. The ASE is valued economically and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 451/20 and subsequent amendments establish that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). Until December 2022, the RC is equivalent to the highest value between the base capital (BC) and the solvency margin (SM), except for corporations that have opted for the early adoption of the risk-based capital (RBC). In March 2020, Bradesco Saúde opted for the early adoption of the standard RBC model in the calculation of its RC.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in November 2021 amounted to R$13.3 billion.

Compliance, Ethics, Integrity and Competition

Our Compliance Program is a **structured set of policies, standards, processes and procedures that cover the prevention, identification, mitigation, monitoring and reporting of the Compliance Risk**, as one of the main pillars of Corporate Governance.

The program is supported by the commitment of Senior Management and all the Premises of the Organization, having as objective **to ensure the compliance with laws, regulations, self-regulations, policies and internal rules**, and also covers aspects of Governance, Conduct, Transparency and themes such as Ethics, Integrity and Competition.

They include our managers, employees, interns, apprentices, associates, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization.

For matters relating to Compliance, Competition, Integrity, Conduct and Ethics, the Board of Directors and/or the Board of Executive Officers are advised mainly by the Audit Committee, the Integrity and Ethical Conduct Committee, Committee for Conduct in Customer Relationships, Corporate Governance Committee, Products and Services Committee, as well as the Integrated Risk Management and Capital Allocation Committee.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, **the members of the Board of Directors** are elected for a single two-year term of office. **It is composed of ten members, three of which are independent** and responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is the Statutory Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets six times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. **In 2021, 40 meetings were held, six annual and 34 special.**

The Internal Audit reports to the Board of Directors, in addition to **six committees, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity and Ethical Conduct, Risks, Sustainability and Diversity, and Nomination and Succession committees**. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. **It is composed of five effective members and their respective alternates** – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (**bradescori.com.br** – Corporate Governance Section).

Contributing towards overcoming the crisis

Following health protocols, the Organization initiated the gradual return of employees to in-person activities in the administrative centers and branches network. This plan recommends a safe return of the employees and includes all of the recommendations by the Ministry of Health.

Some lessons have been incorporated into our operations, for example, the way we digitally relate with our clients and suppliers and the intensification of the home working in the Organization.

The Crisis Committee continues evaluating the pandemic scenario in order to ensure safety in the plan for the gradual return of activities

The branches are still following all the guidelines of the Ministry of Health

Psychosocial support channel, Lig Viva Bem, with 24-hour services, 7 days a week, with free voluntary access for our employees and their family group

Inauguration of the Meu Doutor Novamed Clinic and Bradesco Dental in Cidade de Deus - Osasco, with various medical specialties

New credit alternatives

- Extensions, spread payments and unification of loans
– Financial reorganization
– Emergency lines of credit

Maintaining the health and well-being of our employees

With a focus on caring for employees, we offer the health, well-being and life quality program Bradesco Viva Bem (Living Well), responsible for coordinating all the initiatives to cope with Covid-19.

Highlights

- **Safe Return Booklet** – with guidance on health, transition and adaptation of routines, maintenance of preventive measures and strengthening of internal health protocols. The booklet aims to encourage good practices for a safe return to in-person working.
- **Lecture on Mental Health**, **such as** – Transforming Senses, given by psychologist and consultant in Education and Human Development, Rossandro Klinjey, the lecture addressed the cycles of changes inside mental health, and how the emotional side reacts to situations like, for example, mourning and the construction of meaningful connections. And the Active Paternity in the Pandemic lecture - given by journalist, Marcos Piangers, on care in family relations during the pandemic.
- ***Novos Tempos* (New Times)** – learning trail for Leaders and Subordinates, with tips on: care in times of pandemic; the importance of the scenario of gradual resumption of in-person activities; the new model of action, considering the scenario of return to work; welcoming; care and engagement; balance in emotions and vulnerability; new ways of working; and routine planning.

- To encourage health transformation through activities, ***Viva Bem* offers online** free classes of various sports modalities such as yoga, Pilates, functional training, meditation, and dance rhythms, which take place from Monday to Friday at different times of the day.
- **Nutritional Support Program** – free sessions with nutritionists for employees and their family members.
- Alteration of the **selection process to 100% virtual** on the HR platform to mitigate the risks of exposure of employees and applicants.
- Provision of **Life Insurance** for all employees, fully funded by the Organization and in a timely manner.
- **Healthcare** – free provision of masks and individual preventive kit; psychosocial follow-up of hospitalized employees and relatives; extra cleaning and disinfection of shared area surfaces; exclusive Bradesco Saúde (Health) Call Center for remote medical care to employees and family members;
- Psychosocial support channel, ***Lig Viva Bem***, with voluntary and free access for our employees and their family group, providing care with specialized professionals, who offer emotional, social, and legal support, financial guidance, assistance in situations of chemical dependence, interface with the health plan, emergency assistance in critical cases involving accidents and occurrences of burglary and kidnapping.
- **Working environment** - flexible working hours and adoption of remote work and rotation model; compliance with Ordinance No. 20 of the Ministry of Health on the prevention of Covid-19 in the workplace.

Secure resumption

The learning from remote work allowed us, by means of the Collective Bargaining Agreement with the banking Trade Union movement at national level, to become the first of the large banks to assume the commitment to adopt remote working after the pandemic.

Also on this subject, which considers the existence of a hybrid working model, and accompanying the advance of the vaccination, we started the resumption of in-person work in the last quarter of 2021, with the complete staff members in the branches and in a weekly rotation plan in the administrative areas.

Before beginning the movement, the safety protocols were updated, considering people working in the workplace. At the entrance to the buildings, employees have access to sanitization stations with alcohol gel sanitizer totems and carpets for cleaning shoes. The turnstiles are coated with a special film to avoid contamination.

Air conditioning systems are equipped with special lamps that eliminate viruses and bacteria. Delivery boxes were installed to avoid contact between people. Guidelines on cleaning protocols are fixed on the walls of the canteens. These are orientations on prior cleaning of the hands with alcohol gel sanitizer before touching the fridge or machines and the correct use of the mask.

As guidance to the employees, in addition to providing the Safe Return booklet, we also share informative videos and we have live streams to share the contents of prevention, protection and options of psychosocial support. As a means of monitoring this new phase close up, prior to attending the premises of the Organization, the employees must fill in a daily checklist on their health condition.

For more information on our actions related to the coronavirus, please visit:
www.bradesco.com.br/coronavirus

In R$ million (unless otherwise stated)	4Q21	3Q21	2Q21	1Q21	4Q20	3Q20	2Q20	1Q20	4Q19
\\ Income Statement for the Period									
Recurring Net Income	6,613	6,767	6,319	6,515	6,801	5,031	3,873	3,753	6,645
Net Interest Income	16,962	15,702	15,738	15,578	16,657	15,288	16,684	14,499	15,428
Clients Portion	14,779	14,054	13,471	13,225	13,219	12,794	13,163	12,964	12,983
Net Clients Portion of Expanded ALL	10,496	10,696	9,984	9,318	8,651	7,206	4,273	6,256	9,002
Expanded ALL	(4,283)	(3,358)	(3,487)	(3,907)	(4,568)	(5,588)	(8,890)	(6,708)	(3,981)
Fee and Commission Income	8,864	8,756	8,412	8,067	8,717	8,121	7,626	8,283	8,829
Operational Expenses	(12,867)	(11,882)	(10,990)	(11,204)	(11,483)	(11,724)	(11,459)	(11,757)	(12,660)
Income from Insurance, Pension Plans and Capitalization Bonds	3,527	3,213	1,574	3,137	2,281	3,131	3,778	2,931	3,900
\\ Statement of Financial Position									
Total Assets	1,695,217	1,716,168	1,672,753	1,662,619	1,644,804	1,659,687	1,571,407	1,486,358	1,409,305
Securities and Derivative Instruments	749,981	766,619	749,516	735,796	693,467	683,060	669,338	656,719	657,504
Expanded Loans Portfolio	812,657	773,323	726,453	705,160	686,968	664,414	661,115	655,094	623,044
- Individuals	320,760	303,479	285,620	270,220	260,258	243,404	236,004	239,214	233,079
- Companies	491,897	469,844	440,833	434,940	426,711	421,010	425,111	415,880	389,966
Allowance for Loan Losses (ALL)	(45,236)	(44,624)	(44,401)	(46,030)	(45,339)	(44,894)	(43,209)	(40,466)	(36,796)
Total Deposits	578,955	568,367	550,476	542,927	551,353	526,540	495,873	402,205	368,948
Shareholders' Equity	147,121	147,606	146,488	144,240	143,703	137,461	135,134	129,548	133,723
Assets under Management	2,604,416	2,627,596	2,593,201	2,550,871	2,508,295	2,474,764	2,364,472	2,252,994	2,259,133
\\ Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ [1]	2.71	2.72	2.55	2.29	2.01	1.99	2.15	2.42	2.67
Book Value per Common and Preferred Share - R$ [1]	15.18	15.23	15.12	14.89	14.83	14.19	13.95	13.37	13.80
Recurring Net Income per Share [1]	0.68	0.70	0.65	0.67	0.70	0.52	0.40	0.39	0.69
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) [1]	0.26	0.04	0.33	0.17	0.15	0.12	0.09	0.10	0.93
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) [1]	0.28	0.05	0.36	0.19	0.17	0.13	0.10	0.11	1.03
Annualized Return on Average Equity [2][3]	18.1	18.3	18.2	18.7	14.8	12.9	11.8	11.7	20.6
Annualized Return on Average Assets [3]	1.6	1.6	1.5	1.6	1.2	1.1	1.0	1.0	1.8
Fixed Asset Ratio	25.9	29.4	29.6	29.9	30.1	33.1	32.6	35.5	38.3
Combined Ratio - Insurance [4]	90.9	95.8	95.8	88.0	95.5	86.0	74.5	83.6	84.2
Efficiency Ratio (ER) [5] [6]	46.0	45.4	45.7	45.3	46.3	47.2	47.8	49.1	49.0
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) [5]	81.0	82.4	82.4	81.1	80.6	79.3	77.8	77.9	77.8
Market Capitalization - R$ million [7]	171,480	187,419	231,006	222,092	226,778	165,343	175,191	158,941	282,075
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	7.4	7.7	8.1	8.7	8.9	9.2	9.0	8.5	8.1
Non-performing Loans (> 60 days / Loan Portfolio) (%)	3.4	3.2	3.1	3.3	2.9	2.7	3.6	4.6	4.2
AA - C Rated Loans / Loans (%)	89.9	89.6	89.2	89.2	88.7	87.9	89.7	90.3	90.4
D-rated Loans / Loans (%)	3.2	3.6	3.8	3.3	3.6	4.2	2.5	1.8	1.8
E-H rated Loans / Loans (%)	6.9	6.8	6.9	7.5	7.7	7.9	7.8	7.8	7.8
D-rated loans	19,346	20,696	20,769	17,540	18,434	20,361	11,745	8,817	7,997
Provision for D-rated loans	5,461	5,852	5,834	4,749	4,901	5,386	2,812	2,194	1,947
Provision / D-rated loans (%)	28.2	28.3	28.1	27.1	26.6	26.5	23.9	24.9	24.3
D-H rated Non-Performing Loans	23,382	21,308	19,000	20,155	17,355	15,716	18,394	23,845	20,337
Total Provision / D-H-rated Non-performing Loans (%)	193.5	209.4	233.7	228.4	261.2	285.7	234.9	169.7	180.9
E-H Rated Loans	42,247	39,602	37,983	39,563	39,336	38,926	37,410	37,387	35,318
Provision for E-H rated loans	33,759	32,153	30,683	32,212	32,492	32,211	32,533	30,419	29,133
Provision / E-H rated loans (%)	79.9	81.2	80.8	81.4	82.6	82.8	87.0	81.4	82.5
E-H rated Non-Performing Loans	18,663	17,018	14,779	15,857	14,125	12,993	15,541	20,070	17,294
Total Provision / E-H-rated Non-performing Loans (%)	242.4	262.2	300.4	290.3	321.0	345.5	278.0	201.6	212.8
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	2.8	2.6	2.5	2.5	2.2	2.3	3.0	3.7	3.3
Coverage Ratio (> 90 days) (%)	260.9	296.9	324.7	349.8	402.8	398.2	299.5	227.9	244.9
Coverage Ratio (> 60 days) (%)	215.4	243.7	263.2	266.7	310.6	337.4	249.8	184.2	193.6

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset evaluation adjustments recorded under the Shareholders' Equity; **(3)** Year-to-Date Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs closing price for common and preferred shares on the last trading day of the period.

R$ million	Dec21	Sept21	Dec20	Variation % Dec21 x Sept21	Variation % Dec21 x Dec20
\\ Assets					
\\ Cash and due from banks	20,704	27,520	23,598	(24.8)	(12.3)
\\ Financial instruments	1,581,507	1,595,758	1,526,365	(0.9)	3.6
Interbank investments	82,924	106,433	190,587	(22.1)	(56.5)
Compulsory deposits with the Brazilian Central Bank	87,363	88,007	83,759	(0.7)	4.3
Securities	725,981	728,682	667,722	(0.4)	8.7
Derivative Financial instruments	24,000	37,937	25,745	(36.7)	(6.8)
Loans	509,941	492,152	446,010	3.6	14.3
Other financial instruments	151,298	142,547	112,542	6.1	34.4
\\ Leases	3,284	3,089	2,646	6.3	24.1
\\ Provision for Expected Credit Loss Associated with Credit Risk	(45,236)	(44,624)	(45,339)	1.4	(0.2)
Loans	(42,350)	(41,882)	(42,358)	1.1	(0.0)
Leases	(58)	(63)	(70)	(7.9)	(17.1)
Other receivables	(2,828)	(2,679)	(2,911)	5.6	(2.9)
\\ Deferred tax assets	86,458	86,395	85,734	0.1	0.8
\\ Investments in associates and Jointly Controlled Entities	2,379	2,091	1,786	13.8	33.2
\\ Premises and equipment	21,648	21,545	21,838	0.5	(0.9)
\\ Intangible Assets	42,513	43,142	40,471	(1.5)	5.0
\\ Depreciation and Amortization	(39,106)	(39,588)	(36,257)	(1.2)	7.9
Premises and equipment	(12,268)	(12,134)	(11,896)	1.1	3.1
Intangible Assets	(26,838)	(27,454)	(24,361)	(2.2)	10.2
\\ Other assets	24,905	24,046	27,583	3.6	(9.7)
\\ Impairment of Assets	(3,839)	(3,206)	(3,621)	19.7	6.0
\\ Total	1,695,217	1,716,168	1,644,804	(1.2)	3.1
\\ Liabilities					
\\ Deposits and Other Financial Instruments	1,179,489	1,200,042	1,137,526	(1.7)	3.7
Deposits from banks	313,540	336,296	314,826	(6.8)	(0.4)
Deposits from customers	572,790	562,789	548,924	1.8	4.3
Securities issued	166,348	148,903	145,017	11.7	14.7
Subordinated debt	54,451	50,010	53,246	8.9	2.3
Derivative financial instruments	13,287	28,218	17,408	(52.9)	(23.7)
Other liabilities	59,073	73,826	58,105	(20.0)	1.7
\\ Provision	330,730	325,546	321,428	1.6	2.9
Insurance technical provisions and pension plans	292,860	289,111	284,606	1.3	2.9
Other reserves	37,870	36,435	36,822	3.9	2.8
\\ Deferred income tax	5,681	6,046	7,993	(6.0)	(28.9)
\\ Other liabilities	30,552	35,315	32,458	(13.5)	(5.9)
\\ Total liabilities	1,546,452	1,566,949	1,499,405	(1.3)	3.1
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	147,121	147,606	143,703	(0.3)	2.4
\\ Non-controlling interest	1,644	1,613	1,696	1.9	(3.1)
\\ Shareholders' Equity Total	148,765	149,219	145,399	(0.3)	2.3
\\ Total	1,695,217	1,716,168	1,644,804	(1.2)	3.1

R$ million	Dec21	Sept21	Dec20	Variation % Dec21 x Sept21	Variation % Dec21 x Dec20
\\ Assets					
\\ Current and Long-Term Assets	**333,663**	**331,418**	**331,888**	**0.7**	**0.5**
Securities	319,253	317,963	319,711	0.4	(0.1)
Insurance Premiums Receivable	4,487	4,296	4,107	4.5	9.3
Other Loans	9,922	9,159	8,070	8.3	22.9
\\ Permanent Assets	**8,761**	**8,369**	**7,592**	**4.7**	**15.4**
\\ Total	**342,424**	**339,787**	**339,480**	**0.8**	**0.9**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**310,258**	**304,395**	**300,876**	**1.9**	**3.1**
Technical provisions for insurance, pension plans and capitalization bonds	292,860	289,111	284,606	1.3	2.9
Tax, Civil and Labor Contingencies	2,663	2,679	2,589	(0.6)	2.8
Payables on Insurance, Pension Plan and Capitalization Bond Operations	733	645	1,122	13.7	(34.7)
Other obligations	14,002	11,960	12,559	17.1	11.5
\\ Non-controlling Interest	**765**	**733**	**812**	**4.3**	**(5.8)**
\\ Shareholder's Equity	**31,401**	**34,659**	**37,792**	**(9.4)**	**(16.9)**
\\ Total	**342,424**	**339,787**	**339,480**	**0.8**	**0.9**

R$ million	Fourth Quarter of 2021				Third Quarter of 2021			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**15,763**	**(2,323)**	**3,522**	**16,962**	**17,720**	**(2,018)**	**-**	**15,702**
Expanded ALL	(4,341)	59	-	(4,283)	(3,651)	293	-	(3,358)
\\ Gross Income from Financial Intermediation	**11,421**	**(2,264)**	**3,522**	**12,679**	**14,069**	**(1,725)**	**-**	**12,344**
Income from Insurance, Pension Plans and Capitalization Bonds	1,462	2,065	-	3,527	1,123	2,090	-	3,213
Fee and Commission Income	8,801	63	-	8,864	8,688	68	-	8,756
Operating Expenses	(16,524)	1,142	2,515	(12,867)	(12,991)	1,028	81	(11,882)
Personnel Expenses	(5,617)	(157)	-	(5,774)	(5,294)	(140)	-	(5,434)
Other Administrative Expenses	(5,763)	(12)	112	(5,663)	(5,232)	(3)	-	(5,235)
Other Operating Income / Expenses	(5,144)	1,311	2,403	(1,430)	(2,465)	1,171	81	(1,213)
Tax Expenses	(1,876)	(50)	(36)	(1,962)	(1,721)	(156)	-	(1,877)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	43	(1)	-	42	37	-	-	37
\\ Operating Income	**3,328**	**955**	**6,001**	**10,283**	**9,205**	**1,305**	**81**	**10,591**
Non-Operating Income	(155)	9	138	(8)	(29)	3	-	(26)
Income Tax / Social Contribution and Non-controlling Interest	(2)	(964)	(2,696)	(3,662)	(2,528)	(1,308)	38	(3,798)
\\ Net Income	**3,170**	**-**	**3,443**	**6,613**	**6,648**	**-**	**119**	**6,767**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$348 million in the 4Q21 and R$1,084 million in the 3Q21; and, in the 4Q21, it contemplates the relocation, in the amount of R$1,147 million (R$1,291 million in the 3Q21) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

R$ million	12M21 Managerial Income Statement (1)	12M21 Reclassifications (2)	12M21 Non-Recurring Events	12M21 Recurring Income Statement (3)	12M20 Managerial Income Statement (1)	12M20 Reclassifications (2)	12M20 Non-Recurring Events	12M20 Recurring Income Statement (3)
\\ Net Interest Income	**71,485**	**(11,027)**	**3,522**	**63,980**	**54,618**	**8,510**	**-**	**63,128**
Expanded ALL	(15,500)	466	-	(15,035)	(25,268)	(486)	-	(25,754)
\\ Gross Income from Financial Intermediation	**55,985**	**(10,561)**	**3,522**	**48,945**	**29,350**	**8,024**	**-**	**37,374**
Income from Insurance, Pension Plans and Capitalization Bonds	5,191	6,260	-	11,451	8,100	4,021	-	12,121
Fee and Commission Income	33,808	290	-	34,099	32,428	319	-	32,747
Operating Expenses	(56,482)	6,231	3,309	(46,942)	(57,231)	6,914	3,894	(46,423)
Personnel Expenses	(20,853)	(545)	-	(21,397)	(19,621)	(567)	-	(20,188)
Other Administrative Expenses	(20,823)	(11)	112	(20,722)	(20,541)	94	-	(20,447)
Other Operating Income / Expenses	(14,807)	6,787	3,197	(4,823)	(17,069)	7,387	3,894	(5,788)
Tax Expenses	(7,437)	(62)	(36)	(7,535)	(6,590)	(1,229)	-	(7,819)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	144	(1)	-	144	115	-	-	115
\\ Operating Income	**31,210**	**2,157**	**6,795**	**40,162**	**6,172**	**18,049**	**3,894**	**28,115**
Non-Operating Income	(272)	(70)	138	(204)	(482)	180	225	(77)
Single Allowance - Collective Agreement (4)	-	-	-	-	(170)	-	-	(170)
Income Tax / Social Contribution and Non-controlling Interest	(8,992)	(2,088)	(2,663)	(13,743)	11,026	(18,229)	(1,207)	(8,410)
\\ Net Income	**21,945**	**-**	**4,270**	**26,215**	**16,546**	**-**	**2,912**	**19,458**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$942 million in the 12M21 and R$19,443 million in the 12M20; and, in the 12M21, it contemplates the relocation, in the amount of R$4,511 million (R$855 million in the 12M20) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); **(3)** It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without events; and **(4)** In note 5 – Balance Sheet and Managerial Statement of Income, the value of the Single Allowance – Collective Agreement is allocated in the line of Personnel Expenses.

(This page has been left blank purposefully).

Independent Auditor's Report

Independent Reasonable Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Board of Directors
of Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary financial information of Banco Bradesco for the year ended December 31, 2021, in the form of reasonable assurance conclusion based on our work, described in this report, the process of compilation and presentation of the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Nossa Our responsibility is to review the process of compilation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not in accordance, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Independent Reasonable Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

In making those risk assessments, we have considered internal controls relevant related to the process of compilation and presentation of the consolidated supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco's internal control over the process of compilation and presentation of the consolidated supplementary accounting information. Our engagement also includes the assessment of the reasonableness of the consolidated supplementary accounting information, the appropriateness of the criteria applied by Bradesco in the compilation of such information included in the consolidated supplementary accounting information and the procedures and estimates used by Bradesco in the overall presentation of the consolidated supplementary accounting information. The reasonable assurance level is less than an audit.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information such as, goals, expectations, ambitions, and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed in the Report on Economic and Financial Analysis for year ended December 31, 2021 were compiled by the Management of Bradesco, based on the information contained in the consolidated financial statements as of December 31, 2021, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion was based on and limited to the matters described in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process for compiling and presenting the supplemental financial information included in the Economic and Financial Analysis Information Report is, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparing the consolidated supplementary accounting information".

São Paulo, February 8th, 2022

KPMG

KPMG Auditores Independentes
CRC 2SP-028567/F

Original report in Portuguese
signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

(This page has been left blank intentionally).

Consolidated Financial Statements

bradesco

2021

Message to Shareholders

Dear shareholders,

The year 2021 presented countless challenges. It demanded from each of us to overcome, to commit ourselves and to seek new paths and new solutions. Faced with the adversities imposed by the pandemic, which affects the economic scenario, we made more investments, with growth in market scale and business volume.

We reiterate our vocation to serve our clients, strengthen our brand value, and renew our support for the development of the Country, Brazilians, and the entrepreneurial spirit.

2022 is proving to be full of possibilities, an opportunity to write another important chapter in the 79-year trajectory of our Organization.

In line with the commitment to transparency and democratization of information, we present in detail the main achievements and results achieved in the fiscal year.

To our shareholders and clients, we thank you for the support, trust with which you have distinguished us.

Enjoy the reading!

Cidade de Deus, February 8, 2022

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended up on December 31, 2021, in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

Economic Comment

The economic recovery was consolidated in the first half of 2021, due to advances in vaccination, pandemic control and economic stimuli. From the second half of the year, we noted that the Brazilian economy showed more moderate impetus. This loss of economic breath is largely due to the reduction of available income due to the acceleration of inflation. The widespread rise in prices last year imposed important challenges for the monetary policy, leading to an increase in the Selic rate. In order to coordinate inflation expectations and to make inflation converge to lower levels, the Central Bank of Brazil has signaled that it will take the Selic to a significantly contractionary terrain.

In a perspective, the deceleration of inflation should contribute to the expansion of consumption. The full reopening of the economy will allow jobs to be created and the unemployment rate to fall, in contrast to the partially closed economy of 2021.

The National Financial System continues working effectively and expanding the credit sustainably, both for families and businesses. The strengthening of institutions, the preservation of the fiscal framework and the resumption of structural reforms should be a priority of the entire Brazilian society. Continued advancements in this agenda should have positive impacts on the economic confidence, productive investments and growth potential in the country.

In the global scenario, the economic activity continues to show favorable growth. The control of the pandemic and the regularization of productive chains are important vectors for the maintenance of recovery. In addition, the possibility that monetary tightening will be faster in the USA will be an important determinant of the external scenario. Given this, emerging economies, especially those most vulnerable in the fiscal sphere and external accounts, can be impacted.

Highlights for the Period

- In December, we signed a Participation Agreement in Elo's Incentives Program, with our subsidiary Elo Serviços S.A., which establishes conditions for granting incentives from Elo to Bradesco, to increase the sales of cards of the company issued by the Bank and, consequently, increase the volume of transactions in the methods of payment. The value of the incentives will be directly proportional to the volume traded in debit, prepaid and credit products, with a term of ten years starting from January 1, 2022;
- In December, we inaugurated the Bradesco Invest US platform with the proposal to democratize access to foreign assets, with the simplicity of a local account. The registration can be made 100% online and investments start at US$10,000. The target audience are Brazilians and Latin Americans, who were traditionally served by BAC Florida Bank;
- In January 2022, we issued our first international Sustainable Bond worth US$500 million, following the scope of Bradesco's Sustainable Finance Framework, with the Second Party Opinion (SPO) verification and opinion from Sustainalytics, reinforcing the commitment to be a positive transformation agent in society, in line with its purpose and institutional commitments established; and
- For the 17th consecutive year, we integrated B3's Corporate Sustainability Index (ISE B3). And, for the 16th consecutive year, we have been part of the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, making up the World and Emerging Markets portfolios in the 2021–2022 cycle.

Strategic Focus

Our business strategy aims to meet the expectations of our clients, while understanding their needs and life cycles and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank.

From this reflection, we based our strategy on four large pillars: clients – our inspiration; digital transformation – how we do what we do; people – our team; and sustainability – made to last. These pillars support our corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

The client is at the center of our strategy and we have made several actions to enhance the knowledge through the use of data intelligence, complete solutions for business and journeys of excellence, developing ways to get to know the client, their moment of life and interaction with the Organization. In this way, we enable contextualized offers in accordance with their profile, providing pleasant and agile moments at each contact with the Bank.

Our digital behavior and mentality enable us to be simple, efficient, agile, connected and innovative. In a context of great digital transformation, we want to make the banking experience even more convenient, modern, fast and safe for the client – drivers present in the day-to-day operations. We seek to maximize value from the client's perspective through a culture focused on continuous improvement and efficiency. The expenses management is highlighted, contributing with actions and projects aimed at optimizing the use of channels and reducing the cost of providing services, without losing quality.

Having the people who work here as one of the main pillars, we seek to enhance their essential competencies in order to make our corporate strategy feasible. By means of an organizational culture based on ethics, transparency and respect for others, we have invested in an innovative, challenging, and plural environment. We want to be a company desired by high-performance professionals, who intend to build their present and future.

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences. We are committed to growing in a diversified and sustainable manner, through the best balance between risk and return and a robust capital structure and liquidity. We reaffirm our commitments of facing Diversity, our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are also important drivers, because through them we impact the lives of thousands of people. In addition, we are committed to issues related to Sustainability: we were the only Brazilian Bank in the construction of the principles of banking responsibility of the UN, the first Brazilian Bank to adhere to the Net Zero and we participated in the COP26, where we reinforced our commitment as a private sector.

Book Net Income and ROAE


R$ billion
12.5%
15.1%
16.5
21.9
+33%
2020
2021
Book Net Income
ROAE

Interest on Shareholders' Equity / Dividends

R$9.2 bi

R$7.2 billion – intermediary/supplementary
R$2.0 billion – monthly

Earnings per Share

R$2.15
– Common shares

R$2.37
– Preferred shares

Shareholder's Equity


R$ billion
R$14.83
R$15.18
143.7
+2%
147.1
2020
2021
Shareholders' equity
Book Value per Share

15.8%
Basel Ratio

171.5 bi
Market Capitalization

Expanded Loan Portfolio

R$812.7 bi
(+18.3% in 12M)

- **R$323.3 billion** for Large Corporates (+11.0% in 12M)
- **R$320.8 billion** for Individuals (+23.2% in 12M)
- **R$168.6 billion** for Micro, Small and Medium-Sized Enterprises (+24.5 in 12M)

R$45.2 bi
(-0.2% in 12M)
Allowance for Loans Losses

R$575.9 bi
(+5% in 12M)
Total Deposits

- **Time Deposits** – R$373.8 bi (+4% in 12M)
- **Savings Deposits** – R$139.3 bi (+2% in 12M)
- **Demand Deposits** – R$58.1 bi (+12% in 12M)
- **Interbank Deposits** – R$4.7 bi (+484% in 12M)

R$688.0 bi
(+12% in 12M)
Securities

- **Available-for-Sale Securities** – R$287.6 bi (+8% in 12M)
- **Trading Securities** – R$314.5 bi (+25% in 12M)
- **Held-to-Maturity Securities**[1] – R$85.9 bi (-14% in 12M)

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

100% Client

With the technological acceleration experienced in 2021, clients became even more digital, empowered, and demanding. The relationship between client and institution has gained a greater bond and the experience throughout the journey is the main reason for this closeness. With Bradesco Experience (be.), we maintained the mission of promoting the best experience for all current and potential clients in all the channels of interaction. Contemplating highly qualified professionals, inserted in multi-functional groups of several Bradesco Squads, we work with an agile mindset, exercising the end-to-end vision in the creation of intuitive and personalized journeys of both financial and non-financial services. A strategy that is driven by partnerships and that enables more fluid experiences between a channel and between channels. To achieve this positive result, we combined the voice of the client and data intelligence, and enhanced our foundation with the cloud structure, further accelerating the construction of journeys and giving our channels more resilience.

At the end of December 2021, our base was composed of 74.1 million clients.


COMPANIES
Multis & institutional[1]
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 30 mi to R$ 500 mi
Companies and Business
Up to R$ 30 mi
Private Bank
≥ R$5 mi
Classic
≤ R$4,000
INDIVIDUALS
≥ R$15,000
≥ R$150,000
Prime
Exclusive
R$4,000 to R$14,999.99
R$40,000 to R$149,999.99
Non-account holders[2]
Monthly Income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers; and
2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

Service Structure

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. At the end of the period, the Network comprised 81,900 points, among them, 2,947 are branches and 50,807 are ATMs.

Digital Channels

Our Digital Channels include customer service, products and services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for our clients. This search for solutions and digital services should continue to grow, so we are further expanding our performance in digital solutions. In 2021, 98% of transactions were carried out by Bradesco's digital channels, with emphasis on the Bradesco App (individual and company), which showed a 98% growth in financial transactions compared to 2020. In addition, we reached the record for the opening of accounts by mobile in December 2021 for individuals and in September 2021 for companies.

Accessibility

For Bradesco, accessibility is synonymous with respect and inclusion. Since 1998, we started a transformation movement with the implementation of several solutions focused on this front, such as the launch of accessible ATMs, exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. The initiatives continue with projects and actions focused on the connection with communities, on empowerment and on minimizing barriers of access to information, banking and digital inclusion.

Digital Platforms

Currently, we have eight large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments. The clients, depending on their relationship profile, can choose to use the remote assistance model, via Telephone/ Corporate WhatsApp/Email or Video call. At the end of the period, we served 635,742 clients, being 463,941 clients in Retail (Exclusive) and 171,801 clients in Prime. We also have the Digital Branch Bradesco Private Bank, serving 20,098 clients in this segment.

International Area

We have a team of experts in Brazil and abroad working in the exchange market, export, import, financial transfers and foreign trade financing (Trade Finance).

Abroad, we have 3 Branches, 12 Subsidiaries and 1 Representative Office in addition to an extensive corresponding bank network.

Now, with the acquisition of BAC Florida Bank and its subsidiaries, it is possible to offer a complete platform of banking products and services and investments, now also in the United States.

Overseas Network	
Branches	
New York	Banco Bradesco S.A.
Grand Cayman	
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank
	Bradesco BAC Florida Investments
	Bradesco Global Advisors
Representative Office	
Hong Kong	Banco Bradesco S.A.

next

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify everyone's life, provide financial education and be a partner in achieving clients' goals.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, the client has at his/her disposal options of investments and loans, insurance, financial management tools, salary account, account for children and teens (nextJoy account, in partnership with Disney), cell phone top-up, promotions in partnership with more than 270 brands on the *Mimos* (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets. In November, next launched the nextShop, its own marketplace, which has as differentials instantaneous cashback of up to 10% and usability of 100% on the App.

The performance of next is based on customer-centricity. This premise is followed to the letter with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. Customer Experience (UX) and customer service are also key areas, focused on providing the best journey and active listening to demands. By prioritizing the client, next traces its goals aiming at sustainable growth, guaranteeing the quality of the services and actual indexes of satisfaction and engagement in the use of the App.

In the fourth quarter of 2021, it reached the mark of 10 million clients – a growth of 170% in the last 12 months.

Main products and services

Insurance

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and Latin America.

With a solid path, it contributes consistently to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto, Life, Health Plan, Dental, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for Individuals and companies.

R$ million	Dec21
Grupo Bradesco Seguros Indicators	
Recurring Net Income	5,344
Annualized Return on Average Equity (ROAE) - %	17.7%
Shareholders' Equity	31,401
Total Assets	342,424
Free Investments and the Cover of Technical Provisions	319,253
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	292,860
Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization	81,775
Indemnities, Draws and Redemptions Paid	72,134

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and of transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to more than 29.5 million policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco Branches and an active brokers' network, ensuring presence in all regions of the country.

Cards

With the most complete solution line of means of payment in Brazil, we work with the main card brands, like Elo, Visa, Mastercard and American Express, and also offer Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, we operate as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country.

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards, pre-paid cards and Money Card), Livelo (coalition loyalty program), Elo Serviços (brand), Banco Digio (credit card issuance and other financial products) and Veloe (mobility and tolls company).

R$234.0 billion in card transactions in the period.

R$7.5 billion in Fee and Commission Income.

Loan Operations

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in the agribusiness, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;

- **Onlendings:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;
- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have 39 Real Estate Platforms and their extensions, with coverage throughout the national territory;
- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and
- **Individual (mass-market):** highlighting all personal loans, payroll-deductible loans, vehicle and revolving credit lines, where we continue transforming our customer experience with these products through the modernization of commercialization and after-sales journeys and the massive use of algorithms and advanced analytics, mapping clients' needs in real time, to respond with the best product and business conditions considering the context and moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Dec21	Dec20	Variation %
Consumer Financing	**205.7**	**169.1**	**22%**
Payroll-deductible Loans	84.1	69.7	21%
Credit Card	54.9	42.1	30%
Personal Loans	33.9	28.0	21%
CDC / Vehicle Leasing	32.8	29.4	12%
Real Estate Financing	95.9	77.8	23%
Rural Loans	31.4	22.3	41%
BNDES/Finame Onlendings	22.6	22.8	-1%
Working Capital	102.1	91.6	11%
Foreign Trade Finance	60.2	57.6	4%
Sureties, Guarantees and Commercial Portfolio	163.5	151.2	8%
Other	131.2	94.6	39%

Credit Recovery

In 2021, we further reinforced our recovery actions, seeking to reduce the delinquency ratios and, at the same time, maintain our customer relationship.

With a constant update of own algorithms and analytical strategies, we classified delinquent clients by levels of risk and propensity to pay, maximizing the return on recoveries.

The investment in technology continues to expand our channels of service, enabling access on Digital media, in the Branch Network, Call Centers and Friendly and Judicial Billing Offices. Also, specialized regional teams work in a personalized manner in the most expressive cases, completing the cycle with our Recovery Committees and Commissions.

R$6.0 billion in credits were recovered in the year.

Consortia

Bradesco Consórcios (consortia) offers a complete products and services portfolio to account holders as well as to non-account holders, with an integrated platform for the marketing of solutions in synergy with the Branches and Digital Platforms, ensuring our leadership in the market.

R$24.2 billion in revenues in the 12 months of the year, resulting in a total portfolio of **R$94.9 billion.**

R$2.2 billion in Fee and Commission Income.

1.5 million active quotas, totaling **520.7 thousand** new quotas sold in the period.

Investment Bank

By advising clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance, Banco Bradesco BBI operates as the Organization's Investment Bank.

With a highly qualified research team, the Global Markets area, responsible for securities and the relationship with institutional clients, covers varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$301.2 billion was the amount recorded for 216 investment banking transactions in 2021.

Asset Management

Our representative in the offering of complete solutions in asset management and investments portfolios, for all the client profiles that we serve, is BRAM – Bradesco Asset Management, one of the market-leading companies. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and abroad, and various Family Offices, ensuring excellence in service quality.

R$625.0 billion in investment funds and managed portfolios under its management accrued in the period.

Ágora Investimentos

Ágora – Investment House demonstrates our agility and flexibility in the era of innovation by becoming an open and independent investment platform for both individuals and companies, including non-account holders.

Registration is 100% digital and clients have access to a complete portfolio of investments for all profiles, as well as a curated selection of the best products in the market, bringing together more than 1,000 investment options from a selection of more than 130 institutions in the market, whether via website or App.

Through our Home Broker, the client has agile and dynamic access to the entire stock market, futures, options, BDRs, ETFs and FIIS listed on the B3, more than 500 options among fixed-income bank-issued and private-issued securities, Direct Treasury and Public Securities; a further 260 selected funds bringing together a selection of 80 renowned market managers; exclusive COEs; private pension plans and exclusive services and products.

In addition to personalized advice, the Ágora client has exclusive and free content, recommended portfolios and, through extensive coverage of companies listed on the stock exchange, daily analyses and information, including 3 daily live streams during the trading session; that assist the investors in making decisions according to their profile and purpose. Through Ágora Play and Ágora Cast, the client has access to all the live streams, videos, podcasts with analysts, experts, market guests on an interactive content platform, accessing from wherever they are and keeping up to date with everything that happens in the market.

In its trajectory, it has established relevant partnerships: it is the official home of investments of next and Bradesco itself complementing the investment grid. It also consolidated the multi-platform content project with Grupo Estado, one of the largest communications channels in the country, with the new E-investor news portal (einvestidor.com.br), offering high-quality content, capable of impacting more than 31 million users; in addition to the partnership with the main educational institutions of the country, such as FIA and UNIBRAD with the Ágora Academy project, an educational platform that aims to promote the democratization of access to content and courses on finance, financial education and investments, to clients and non-clients, beginner or experienced investors and even to market professionals.

Still in 2021, it implemented several new services, such as the new advanced trading terminals for high-frequency clients with the services of Ágora Trader, new incentive programs for beginning investors and for those who want to enter the investment world with the Ágora Kids and the Ágora Universitário (for university students). In addition, it was the first broker in the country to partner with Veloe, in order to provide its clients with special conditions to adhere to Veloe's payment method for use and payment in tolls and parking lots across Brazil.

Via the Ágora website or App, the client finds a complete platform of investments, content, information, products and exclusive services gathered in one place, 24/7, providing a different experience, so that clients have all the comfort and security when investing.

Broker

Bradesco Corretora exclusively serves the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts, in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

Complete Investment Platform

We have a complete investment platform that aims to provide the client with differentiated investment advice, in a remote and in-person manner, contemplating all the products of Banco Bradesco, Ágora Investimentos and Bradesco Previdência, considering the moment of life, need and profile of the client.

The investment advice service, in addition to the assistance of branch network managers, has a team of investment experts. Clients also benefit from the recommended portfolios, which combine a diversity of financial products and are established monthly based on the client profile and the domestic and international market perspectives.

Miscellaneous solutions

Capital Market

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities; Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

Some results:

- **Fiduciary Management for Funds, Investment Clubs and Managed Portfolios**

R$1.1 trillion in equity managed by Banco Bradesco and BEM – Securities and Exchange Distributor in Investment Funds, Portfolios and Investment Clubs.

- **Qualified Custody of Securities for Investors and Issuers**

R$2.0 trillion in assets under custody;

R$3.0 trillion in assets under controllership; and

R$248.8 billion in market value, referring to 49 ADR programs (American Depositary Receipts) and 4 GDR programs (Global Depositary Receipts).

- **Bookkeeping of Securities**

265 companies are members of the Bradesco System of Book-Entry Shares, with 11.6 million shareholders;

474 companies with 782 issuances are members of the Bradesco System of Book-Entry Debentures, with a market value of R$699.4 billion;

1,135 investment funds belonging to the Bradesco System of Book-Entry Quotas, with a value of R$97.6 billion; and

36 BDR Programs (Brazilian Depositary Receipts), with a market value of R$4.3 billion.

- **Depository (Escrow Account – Trustee)**

27,349 contracts, with a financial volume of R$18.2 billion.

Cash Management

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

1.2 billion receipts processed through Bradesco Collection, Check Custody, Identified Deposit and OCT – Teleprocessing Credit Order.

1.2 billion transactions carried out by companies in payment systems. Commitments involving the accounts payable (suppliers, wages, taxes and consumer accounts).

198.9 million documents collected in federal, state, municipal taxes and other contributions.

360.2 million documents received from light, water, gas and telephone bills, 63.2 million of which are paid for by Direct Debit in Checking Account and Savings Account, a system that offers ample convenience to clients.

138.1 million benefits payments to pensioners and retirees of INSS.

104.4 million public and private sector Payroll processes.

Products and services for the Public Sector

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.4 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, in addition to the larger municipalities of the Brazilian GDP. We also have 35 Platforms serving other City Halls and other Bodies. Find out more on bradescopoderpublico.com.br.

Technology and Innovation

We are an Organization that evolves in line with the client and society. Our motivation for digital transformation is increasingly to make our clients our fans, centrality that permeates their entire journey into an omnichannel vision, with context-based offerings and customization with the intensive use of artificial intelligence, data and advanced analytics.

In this sense, we have expanded the solutions that bring convenience to **Individual clients** by the Bradesco App, with the possibility of increasing the limit of transfer of values of the day in previously registered accounts, the purchase of foreign currency (dollar or euro), to withdraw the values from one of Bradesco's 150 Self-service machines throughout the country and to consult interactive charts and a full showcase of investment products to simulate, invest or to schedule specialized advice.

For **Prime segment clients**, pre-approved payroll-deductible loan agreements were made available for refinancing and new contracts for all consignees (INSS, public and private).

In addition, we are increasingly concerned about the financial education of society, starting with the children – with the **nextJoy account**, parents and guardians can give financial freedom to children and adolescents, while managing their spending by the Bradesco App.

Still focused on self-service and convenience, the journey of the **Corporate client** has also been enhanced with the digital acceptance of capitalization available on the Net Empresa App. For **Corporate segment clients**, it is now possible to access all benefits, such as promotions, offers, insurance, services and partnerships through the new Offers Portal for Bradesco Corporate Visa, Mastercard, Elo and American Express credit cards.

Still in the scope of digitalization, the **sale of Bradescard cards** is 100% online, with an (API) connection available to be used in the digital channels of any of our partners that connect with the bank and read the information, such as limits, statements, entries, and dollar rate, among others. **Bradescard clients** may also simulate and contract the spot or forward withdrawal, the amount being directly deposited in the Bradesco account or other banks through the Cards App.

In the context of Bradesco Seguros, in 2021, we obtained a 60% increase in sales using digital channels, representing 231% on mobile and 23% in Internet banking (IB), when compared to the previous year. With more than 8 million downloads, the **Saúde Digital** (Digital Health) App processed 94% of all-online health refunds.

Now the policyholders of **Bradesco Vida e Previdência (Life and Pension) who are the Bank's account holders**, in a fast, secure, and intuitive manner, can change the beneficiaries of their insurance. The limit of changes on the App is up to ten beneficiaries and the policy is updated within 48 hours.

Continuously evolving in the technological aspect, the **Pension and Capitalization** products can now be consumed in other marketplaces through APIs.

Always open to new partnerships, BAC Florida Bank with fintech BCP Global created the Bradesco Invest US platform for **international investment fund** services, with 100% digital registration and access to global portfolios elaborated and managed in partnership with BlackRock.

Our commitment to innovation in the face of the demands of our clients has resulted in **recognition** by the market. Bradesco was the winner, in the Banks category, with the case Sustainable

Digital Transformation, in the 21st edition of the "100+ Innovative in the Use of IT 2021" award, carried out by IT Mídia. Bradesco also won, for the fifth consecutive year, the first place in the Banks category in the *Valor Inovação Brasil 2021* yearbook, which highlights the 150 most innovative companies in the country.

Sustainability for Bradesco

The commitment to sustainable development is one of the drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand the management of environmental, social, and governance (ESG) aspects as essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We structured our Sustainability Strategy on six pillars: Sustainable Business, Climate Change, Customer Relationship, Diversity & Inclusion, Innovation and Private Social Investment. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

Some events this year deserve special mention:

For the 16th time, Bradesco was selected to integrate the Emerging Markets and World Portfolios of the Dow Jones Sustainability Index (DJSI) of the NYSE. We obtained the best performance among the Brazilian private banks and reached the seventh position among all the banks evaluated.

For the 17th consecutive year, Bradesco is part of B3's Corporate Sustainability Index portfolio (ISE B3). In addition, we also integrated the IGPTW portfolio, the new B3 index in an unprecedented partnership with the consultancy firm Great Place to Work (GPTW).

Bradesco was also recognized in Alas20, an important Latin American ranking, organized annually by GovernArt, which evaluates the ESG performance of the companies. In the Investor Relations category, we were elected as the best Brazilian company and were among the main positions of the Sustainability and Corporate Governance rankings.

Throughout 2021, we strengthened our sustainable business strategy and extended the support to our clients through the structuring of sustainability-linked bonds.

We are committed to the sustainable development of Brazil and continue our journey of engagement and support to our clients and partners in the transition to a greener and more inclusive economy.

Follow our evolution through the websites bradescori.com.br and bradescosustentabilidade.com.br.

Human Resources

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life.

Health is a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization. *Viva Bem* (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to the technological support and the safety measures, has contributed for us to structure and adopt contingency measures to cope with Covid-19, even with reinforcement in the communication, by means of various media, about the protocols and guidelines for prevention in the day-to-day activities, in all environments. Because of its importance, the vaccination issue was also reinforced in internal campaigns for purposes of clarification and guidance.

The lessons learned with remote working have allowed us, through the Collective Bargaining Agreement with the Banking Trade Union Movement at a national level, to be the first of the large banks to assume the commitment to adopt this way of working after the pandemic.

Still on this theme, which considers the existence of a hybrid model of work, and monitoring the progress of vaccination, we initiated the resumption of working in-person in the last quarter of 2021, with the complete staff in the branches and in a weekly rotation plan in the administrative areas.

In addition to health care, the education and the promotion of diversity gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as preventing the Covid-19, mental health, remote work and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment, has once again been recognized by various institutions, such as the UN (WEPs award – Women's Empowerment Principles), the Ministry of Women, Family and Human Rights (first edition of the award for Best Practices in the Work-Family Balance), the GPTW (featured in the fifth edition of the Women's GPTW ranking and recognition as one of the best companies of Brazil for PCDs [People with disabilities] to work), the CIEE (the Bradesco's internship program recognized as the best in Brazil), Forbes World's Best Employers (ranking of best employers in the world) and also in 2021, we were recognized by ABQV (Brazilian Association of Quality of Life) with the National Quality of Life Award.

Much more than policies and practices, we consolidated a culture of respect disseminated by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 87,274 employees, of which 75,622 of Bradesco and 11,652 of Affiliated Companies. Among outsourced employees, we had 8,604 associates and 2,010 interns.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed of ten members, three of which are independent, and is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Statutory Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets six times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In 2021, 40 meetings were held, six annual and 34 special.

The Internal Audit reports to the Board of Directors, in addition to six committees, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, and Nomination & Succession committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance Section).

Internal Audit

It is the responsibility of the Department of Audit and General Inspectorship, which reports functionally to the Board of Directors and is responsible for independently assessing the effectiveness of risk management, including how the areas of business, support and internal controls achieve their objectives.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), Monitoring (benchmarking of risk indicators) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Ombudsman

On a continuous basis, we invest and dedicate efforts in internal processes and human capital so that our values are actually practiced and reflect directly on the relationship with our clients and users.

Ouvidoria Bradesco (Bradesco's Ombudsman), created in 2005, two years before the obligation of Resolution No. 3,477 of the National Monetary Council, aims to transform the voice of the client into an instrument capable of directing the Organization's strategy, improving products and services to provide the best experience, in accordance with the guidelines of the Central Bank of Brazil and of the Securities and Exchange Commission – CVM.

The strategy is based on maintaining strong and active governance within the Organization, promoting discussions in multi-departmental groups on the causes of complaints, and thus driving the implementation of projects and improvements focused on the customer experience. In addition, we have artificial intelligence tools and algorithms that can predict and map profiles, enabling a preventive process in certain cases.

Employees and associates trained to represent the client, at all levels of the Organization, work on the solution of numerous situations with engagement, efficiency and transparent dialog. The conclusion of demands is offered in an agile manner and with quality through a model in constant evolution, where the area receives, treats and finalizes requests with autonomy, using competencies of solution that make a much more effective process possible, giving priority to resolve the claim received in less time. Our satisfaction survey reveals that the client perceives this value delivery as an essential requirement.

Transparency and dissemination of information

All information regarding the Bank's financial performance, as well as its governance structure, policies and practices, is available on the website banco.bradesco/ri. We highlight the Economic and Financial Analysis Report, which provides a complete analysis of our performance; and the Integrated Report, in which there is a more comprehensive view of the Organization, as well as its strategies, highlights of the year and other relevant information.

In order to broaden the knowledge of the public interested in Bradesco, on the website it is also possible to watch institutional videos with messages from the Organization's Executives, Company presentations, calendar of events, regulatory forms, among other corporate elements.

Even at a distance, we continued our dialog with the market, interacting during the year with more than 743 national and international investors of more than 314 funds. We participated in 24 national and international conferences and two Non-deal Roadshows (NDRs), totaling 217 meetings.

In November, we promoted the Bradesco Day, virtually, with the presence of the Board of Executive Officers. The event was broadcast live, in Portuguese and Libras (Brazilian Sign Language) on the LinkedIn platform, with 8 thousand viewers, YouTube with 4 thousand views and, on Stream, with 1.6 thousand accesses. Through the replay available on our IR website and platforms, we currently have 12.4 thousand viewers on LinkedIn, 231.8 thousand views on YouTube and 2.2 thousand accesses on Stream.

Marketing

Every beginning of the year there is a list of promises and wishes. To encourage the public to look to the future, after an unprecedented year like 2020, Bradesco launched a campaign in February with the three-times world surfing champion Gabriel Medina. With the signature "Look to the future", the movie recalls some of the best moments of Medina, still young, training with his father on the beach, and brings scenes from some of his victories, with a message reinforcing that it is time to think about the next achievements. The public is in turn invited to rescue interrupted projects and postponed plans and to dream again.

As early as April, the Bank presented the new responses of BIA, Bradesco's Artificial Intelligence, against harassment. In the play, the Bank showed actual verbal aggressions suffered by BIA, the previous positioning and how it would be from there onwards. Through this initiative, Bradesco further amplified the voices of society and shed light on a theme that needs to be combated: violence against women.

In May, the mothers' day campaign was the highlight, with a remarkable movie on empathy, with the theme song *Anunciação*, by Alceu Valença. More than a tribute to mothers, the movie has invited a reflection on coexistence in society, especially in moments of anxiety and emotional fatigue resulting from the pandemic.

In July, Gabriel Medina starred once again in a Bradesco campaign, this time in a meeting with Poseidon. In the movie, Medina observes, disheartened, a sea without waves. Then, he decides to dive and awaken Poseidon to reach the perfect waves with the help of his powers. *Não deixe o mar te engolir* ("Don't let the sea swallow you up"), a 1999 composition by the band Charlie Brown Jr., reflects the message of overcoming and optimism that the Bank wanted to convey.

The Fathers' Day campaign, in August, once again brought a sensitive view on issues that are important to society. In the movie, father and daughter appeared in everyday situations: playing a game of chess, eating popcorn, drawing, and dancing. Only at the end, we can see that the man was in a wheelchair. In line with the purpose of promoting the inclusion and realization of people, the communication was careful to convey representativeness without the ableism or overcoming bias or of narratives around people with disabilities.

In October, the highlight was the *Roda dos porquês* ("Circle of the whys") campaign, in honor of children's day. The soundtrack was created by the duo *Palavra Cantada* especially for the movie, and was filled with questions: "Why are there so many places without a ramp for me?"; "Why are there few dolls with hair like mine?"; "Why can't a boy like a fairy princess?". The lyrics were created from the perspective of the children's innocence – without prejudice or unconscious biases – and the curious questions they ask generating valuable reflections.

In November, Bradesco launched the second season of the Bradesco Meeting of Brazilian Voices, a project created to promote national black artists in their vision of art and business. With the short film *Bravoz Ubuntu*, inspired by the African philosophy ubuntu on collectivity and solidarity, the movie tells the story of a character, played by Jeniffer Nascimento, and her quest for a successful career as a singer. In the plot, she is helped by several professionals, depicting how the entrepreneurial network is formed in the journey.

In December, the Bank launched its already traditional year-end campaign. The movie "In 2022, share your brilliance" was a live action that brought together characters from the consecrated saga of the fireflies. The campaign addressed human connections and re-connections, respecting each person's way of being, without filters.

Policy for Distribution of Dividends and Interest on Shareholders' Equity

In 2021, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.5% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Capital Management

Composed by Commissions and Committees, we have the structure of capital management, which advises the Board of Executive Officers and the Board of Directors in the decisions that need to be made. The sufficiency assessment of capital is conducted in order to ensure that the Organization maintains adequate levels of capital to support and assist the development of its activities and to address the risks incurred, taking into account the strategic defined objectives. It adopts a forward-looking vision, which aims to anticipate possible changes in regulatory and market conditions.

Integrated Risk Control

The corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance and Cyber. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

Independent Validation of Models

Models are quantitative tools that enable the synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information, leading to improved efficiency by reducing the costs associated with manual analysis and decision-making. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

The Bradesco Organization uses models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing and also other estimates, from models, to assess financial or reputation impacts.

In the case of simplifications of reality, the models are subject to risks, which may cause adverse consequences, motivated by decisions based on incorrect or obsolete estimates or inappropriate use. In order to identify and mitigate these risks, in addition to ensuring adherence to established compliance standards, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts in strengthening the use of models, disseminating good modeling practices and mitigating the limitations and weaknesses of the models, with reporting to the respective managers, to the Internal Audit, Technical Commission for the Evaluation of Models and Risk Committees.

Compliance, Ethics Integrity and Competition

Seen as the standards that affirm our values and govern the daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, business partners and correspondents in Brazil, service providers and subsidiaries, elucidating the high standards of conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation, monitoring and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or an operation and situation with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization’s Board of Directors.

Independent Audit

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level lower than 5% of the total fees related to Independent Audit.

Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

Social Investments

Fundação Bradesco

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private socio-educational investment program in Brazil, allowing us to fulfill one of the most important commitments that we have: grow without failing to look around and contribute toward the development of the country.

The Foundation is based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Its educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 schools located in regions with pronounced socioeconomic vulnerability, it is present in all Brazilian states and the Federal District.

The Budget applied in for 2021 was **R$715.0 million**, comprising:

R$589.5 million allocated for Activity Expenses

R$125.5 million for investments in Infrastructure and Educational Technology

Regarding these investments make it

43,120 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs. The more than 40 thousand students of Basic Education also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

More than 2.0 million students completed at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

5,773 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

Bradesco Esportes (Sports)

By encouraging sport as an activity to support the development of children and young people, the Bradesco Esportes e Educação (Sports and Education) Program, with more than 30 years of existence, favors the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco/SP.

Annually, approximately 1,000 girls are trained. Participants also receive civic education instruction and those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

Recognitions

- Bradesco is the largest private capital business group in Brazil, according to the *Valor Grandes Grupos* of *Valor Econômico*.
- Bradesco was featured in the Open Innovation Challengers, the award of the most active companies in open innovation.
- For the third consecutive year, Bradesco is part of the Bloomberg Financial Services Gender-Equality Index (BFGEI).
- Best positioned in the sector in the Corporate Reputation Business Monitor, according to a ranking elaborated by Merco, in partnership with the *Exame* magazine.
- Awarded at the Global Innovation Awards, Small Business Solutions category, by the MEI platform (mei.bradesco).
- For the third consecutive year, the Bank reaffirms leadership in real estate loans among the private banks, in the ranking of the Abecip – Brazilian Association of Real Estate Loans and Savings Companies.
- BRAM is the best Retail and Shares manager in the market, according to the *Guia de Fundos Exame* (Funds Guide).
- Bradesco was considered the Best Bank to Invest In, in 2021, according to the ranking prepared by the Center for Studies in Finance of the FGV.

- BBI was named Best Equity Bank and Best Debt Bank in Latin America and, for the sixth time, Best Investment Bank in Brazil by the Global Finance magazine.
- BRAM was highlighted in the *Guia Valor de Fundos de Investimento 2021* (Guide on Investment Funds), in the Most Profitable, Best Risk Return, Largest Number of Shareholders and Higher PL categories.
- Bradesco Seguro Residencial (Home Insurance) is considered for the 11th consecutive year the best in the market.
- One of the best companies to develop a career in Brazil, according to the ranking Top Companies in 2021, disclosed by LinkedIn.
- One of the best companies in the Country for LGBTQI+ to work, in the ranking organized by the Great Place to Work consulting firm (GPTW), in partnership with the Association of the LGBT Pride Parade of São Paulo (APOLGBT-SP).
- Bradesco was the winner of the 12th Award for Best Internship Programs, in the category of Financial and Insurance Services.
- Highlight in two rankings: that of the ten most responsible companies in the country during the pandemic and also as the best evaluated financial institution in Responsibility and Corporate Governance in Brazil, both carried out by the Spanish consultancy firm Merco.
- One of the ten Best Companies for Women to Work in Brazil, in research conducted by the Great Place to Work consulting firm, in partnership with the *Época Negócios* magazine.
- Winner of the Best Practices in the Work-Family Balance award, in the Large Company category, with the case Program Violence against Women Is our Business.
- Winner in the research Career of Dreams 2021, conducted by *Grupo Cia de Talentos* and the *Exame* magazine.
- Bradesco BBI is elected the best Research in Brazil, in the Institutional Investor ranking.
- Auto Insurance is elected for the fifth time the Right Choice by the Brazilian Consumer Defense Association (*Proteste*).
- For the second consecutive year, Bradesco was elected the most innovative Bank of Latin America at the Innovation in Digital Banking Awards 2021, of The Banker magazine.
- Awarded by the Great Place to Work as one of the best companies in Brazil for People with Disabilities to work and as one of the top 15 companies in ethnic-racial diversity and inclusion.
- For the fifth consecutive year, Bradesco was the winner in the category of Retail Bank of the *Finanças Mais* Award 2021, of *O Estado de S. Paulo* newspaper, in partnership with Austin and FIA/USP. It also led in Leasing and in Life and Pension, in addition to being featured in Health and Capitalization.
- It was also recognized in the Broadcast Projections Awards, with BRAM, and in the Analysts Broadcast, with the presence of four professionals from BBI in the ranking.
- For the third time, it was the best Bank in the *Época Negócios 360º* Yearbook/*Fundação Dom Cabral*.
- next is elected as the Best Digital Bank of Brazil, by the Global Finance magazine.
- Bradesco is highlighted in the Banking Sector category, in the Incredible Places to Work award 2021, promoted by UOL and by the *Fundação Instituto de Administração* (FIA).
- Highlight in the research Most Attractive Employers of Brazil 2021, conducted by the consulting firm Universum.
- Bradesco was chosen in the Women's Empowerment Principles (WEPs) to share gender equity practices.
- For the ninth consecutive time, BRAM is the manager with the most excellent funds, in the ranking of the *Investidor Institucional*.
- Bradesco BBI is the Best Investment Bank in Latin America by The Banker.

- Bradesco won for the fifth consecutive year the first place in the Banks category in the 2021 *Valor Inovação Brasil* yearbook.
- Bradesco is recognized as one of the Best Employers in the World by Forbes magazine.
- It was also featured as one of the most transparent companies in sustainability by the Global Reporting Initiative (GRI).
- Recognized as the Best Private Banking in Brazil, according to the Global Finance magazine.
- Bradesco is the most sustainable bank in Brazil, according to the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange.
- The interior design of the *Agências Bradesco Varejo* (Retail Branches) is featured in the *Prêmio Popai Brasil 2021*, in the Design category – Stores Greater than 500 m².
- Bradesco is the most innovative bank in the use of IT, with the case Sustainable Digital Transformation, in The 100+ Innovative in the Use of IT 2021, promoted by IT Mídia.
- Best employer brand above 500 employees, in the category Best Employer Brand, according to LinkedIn Talent Awards 2021.
- Selected for the 17th consecutive year to integrate B3's Corporate Sustainability Index portfolio (ISE).
- Recognized with the Pro-Ethics Company Seal, by the Comptroller General of the Union with the support of the Ethos Institute.
- BRAM is the best pension fund manager in Brazil by the *Guia Valor*/FGV 2021 Social Security Funds.
- Bradesco is the leading financial institution in the ranking Finance of the *Valor Grandes Grupos* yearbook. The general list is among the three largest business groups in the Country.

Acknowledgments

We have reached the end of another cycle, a year that we see an improvement in terms of the pandemic, but we have had some developments. Advances in medicine have brought a little more peace of mind, but maintaining the safety protocols. We have been and will be beside Brazilians, tirelessly. We believe in a favorable environment for further progress in 2022 and renewed our commitment and engagement to build an increasingly fair and developed Country. By the results obtained, we appreciate the support and trust of shareholders and clients and the efficient and diligent work of our employees and other associates. We would like to thank you all.

Cidade de Deus, February 8, 2022

Board of Directors and Board of Executive Officers

Statement of Financial Position

	Note	On December 31, 2021	On December 31, 2020
		R$ thousand	
Assets			
Cash and due from banks	6	21,284,330	23,845,061
Financial instruments		1,540,106,149	1,472,837,923
- Interbank investments	7	83,361,149	191,147,208
- Compulsory deposits with the Brazilian Central Bank	8	87,317,302	83,757,533
- Securities	9	688,022,963	616,497,887
- Derivative financial instruments	10	22,184,725	24,815,393
- Loans	11	509,982,031	445,665,923
- Other financial instruments	12	149,237,979	110,953,979
Leases	11	3,283,723	2,646,438
Allowance for loan losses		(45,107,224)	(45,202,191)
- Loans		(42,228,881)	(42,233,636)
- Leases		(57,535)	(70,468)
- Other receivables		(2,820,808)	(2,898,087)
Deferred tax assets	37	85,766,298	85,049,769
Investments in associates and jointly controlled entities	13	7,594,244	7,046,710
Premises and equipment	14	20,829,752	20,923,269
Intangible assets	15	36,327,645	34,395,581
Accumulated depreciation and amortization		(36,153,007)	(33,578,011)
- Premises and equipment		(11,762,059)	(11,433,018)
- Intangible assets		(24,390,948)	(22,144,993)
Other assets	16	23,690,916	26,752,701
Accumulated Impairment of Assets		(3,957,258)	(3,678,206)
Total assets		1,653,665,568	1,591,039,044

The accompanying Notes are an integral part of these Consolidated Interim Financial Statements.

			R$ thousand
	Note	On December 31, 2021	On December 31, 2020
Liabilities			
Deposits and other financial liabilities		**1,144,344,330**	**1,088,438,954**
- Deposits from banks	17	279,009,280	267,280,167
- Deposits from customers	18	569,726,250	545,292,743
- Securities issued	19	166,228,542	144,903,825
- Subordinated debts	20	54,451,077	53,246,232
- Derivative financial instruments	10	14,265,283	18,697,682
- Other financial liabilities	21	60,663,898	59,018,305
Provisions		**329,539,547**	**320,285,406**
- Insurance technical provisions and pension plans	22	292,860,356	284,606,330
- Other reserves	22	36,679,191	35,679,076
Deferred income tax	**37**	**5,595,140**	**7,951,848**
Other liabilities	**24**	**26,351,585**	**29,900,955**
Total liabilities		**1,505,830,602**	**1,446,577,163**
Shareholders' equity			
Capital		83,100,000	79,100,000
Treasury shares		(666,702)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		67,670,900	59,405,815
Other comprehensive income		(2,994,628)	5,625,898
Equity attributable to shareholders of the parent	**25**	**147,121,011**	**143,702,640**
Non-controlling interest	**26**	**713,955**	**759,241**
Total equity		**147,834,966**	**144,461,881**
Total equity and liabilities		**1,653,665,568**	**1,591,039,044**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Income Statements

	Note	2nd semester	Accrued on December 31	
				R$ thousand
		2021	2021	2020
Revenue from financial intermediation		**67,679,785**	**119,550,564**	**99,814,859**
- Loans		42,112,480	77,982,972	74,638,143
- Leases		149,777	249,743	155,864
- Net gain or (loss) with Securities		17,261,167	29,252,081	26,882,782
- Net gain or (loss) from derivative financial instruments		(1,017,066)	(708,716)	(12,825,359)
- Net gain or (loss) with Financial income from insurance, pension plans and capitalization bonds		4,364,312	8,928,812	5,161,816
- Net gain or (loss) with Foreign exchange income	12	3,565,943	3,160,195	4,723,329
- Net gain or (loss) with Reserve requirement	8	2,167,506	3,105,504	2,023,319
- Sale or transfer of financial assets		(924,334)	(2,420,027)	(945,035)
Expenses from financial intermediation		**(33,053,421)**	**(46,046,477)**	**(43,171,092)**
- Open market funding	17	(27,119,960)	(39,486,758)	(25,672,243)
- Borrowing and on-lending	17	(5,933,461)	(6,559,719)	(17,498,849)
Net revenue from financial intermediation		**34,626,364**	**73,504,087**	**56,643,767**
Allowance for Loan Losses expenses		**(7,969,835)**	**(15,428,110)**	**(25,164,015)**
- Loans		(7,598,239)	(14,876,745)	(24,723,332)
- Leases		2,845	10,862	83,986
- Other receivables		(374,441)	(562,227)	(524,669)
Gross income from financial intermediation		26,656,529	58,075,977	31,479,752
Net other operating income (expenses)		**(14,397,293)**	**(27,343,225)**	**(25,922,137)**
- Fee and commission income	27	10,155,601	19,533,234	18,015,095
- Income from banking fees		4,030,184	7,996,001	8,216,814
- Other income from insurance, pension plans and capitalization bonds	22	2,584,868	5,191,325	8,098,742
- Personnel expenses	28	(10,549,223)	(20,180,958)	(19,160,600)
- Other administrative expenses	29	(10,359,372)	(19,695,895)	(19,315,658)
- Tax expenses	30	(3,266,060)	(6,828,457)	(6,048,903)
- Share of profit (loss) of associates and jointly controlled companies	13	466,534	864,135	749,312
- Other operating income	31	4,132,415	7,703,088	6,014,379
- Other operating expenses	32	(10,054,254)	(19,319,736)	(19,938,454)
- Provision (expenses)/reversals		(1,537,986)	(2,605,962)	(2,552,864)
- Labor		(534,638)	(1,044,511)	(663,547)
- Tax		103,206	351,476	256,489
- Civil		(1,037,571)	(1,734,207)	(1,609,720)
- Others		(68,983)	(178,720)	(536,086)
Operating profit/(loss)		**12,259,236**	**30,732,752**	**5,557,615**
Non-operating income/(expense)	33	**(160,067)**	**(237,103)**	**(466,267)**
Income before Taxation on Shareholder Income and Non-Controlling Interest		**12,099,169**	**30,495,649**	**5,091,348**
Income taxes	37	(2,181,139)	(8,341,479)	11,652,328
Non-controlling interests in subsidiaries		(99,404)	(208,482)	(197,099)
Net income		**9,818,626**	**21,945,688**	**16,546,577**
Net income attributable to shareholders:				
Controlling shareholders		9,818,626	21,945,688	16,546,577
Non-controlling shareholders		99,404	208,482	197,099
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):				
- Earnings per common share	25	0.96	2.15	1.62
- Earnings per preferred share	25	1.06	2.37	1.78

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Income Statement of Comprehensive Income

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Net income for the period	**9,818,626**	**21,945,688**	**16,546,577**
Non-controlling interest	99,404	208,482	197,099
Net income for the period attributable to shareholders of the parent	**9,918,030**	**22,154,170**	**16,743,676**
Items that may be subsequently reclassified to the income statement	**(5,571,289)**	**(8,694,356)**	**(994,916)**
Securities available for sale	(4,885,446)	(8,275,592)	(942,992)
- Own	(4,805,129)	(8,170,828)	(768,741)
- Associates and jointly controlled entities	(80,317)	(104,764)	(174,251)
Cash flow hedge	(668,974)	(276,427)	(184,591)
Hedge of investment abroad	(215,445)	(123,230)	(103,196)
Exchange differences on translations of foreign operations	198,576	(19,107)	235,863
Items that cannot be reclassified to income	**73,834**	**73,830**	**(24,271)**
Actuarial valuation	73,834	73,830	(24,271)
Total other comprehensive income	**(5,497,455)**	**(8,620,526)**	**(1,019,187)**
Comprehensive income for the period	**4,420,575**	**13,533,644**	**15,724,489**

Attributable to shareholders:			
Controlling shareholders	4,321,171	13,325,162	15,527,390
Non-controlling shareholders	99,404	208,482	197,099

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of changes in shareholders' equity

R$ thousand

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments (1)	-	-	-	-	(1,019,187)	-	-	(1,019,187)
Net income	-	-	-	-	-	-	16,546,577	16,546,577
Allocations:								
- Reserves	-	-	827,328	10,171,278	-	-	(10,998,606)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(5,547,971)	(5,547,971)
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of Treasury Shares	-	-	-	(440,514)	-	440,514	-	-
Acquisition of treasury shares	-	-	-	-	-	(666,702)	-	(666,702)
Asset valuation adjustments (1)	-	-	-	-	(8,620,526)	-	-	(8,620,526)
Net income	-	-	-	-	-	-	21,945,688	21,945,688
Allocations:								
- Reserves	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(7,240,089)	(7,240,089)
- Dividends paid	-	-	-	-	-	-	(2,000,000)	(2,000,000)
Balance on December 31, 2021	83,100,000	11,441	11,548,007	56,122,893	(2,994,628)	(666,702)	-	147,121,011
Balance on June 30, 2021	83,100,000	11,441	11,057,075	50,043,263	2,502,827	(226,449)	-	146,488,157
Acquisition of treasury shares	-	-	-	-	-	(440,253)	-	(440,253)
Asset valuation adjustments (1)	-	-	-	-	(5,497,455)	-	-	(5,497,455)
Net income	-	-	-	-	-	-	9,818,626	9,818,626
Allocations:								
- Reserves	-	-	490,932	6,079,630	-	-	(6,570,562)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(1,248,064)	(1,248,064)
- Dividends paid	-	-	-	-	-	-	(2,000,000)	(2,000,000)
Balance on December 31, 2021	83,100,000	11,441	11,548,007	56,122,893	(2,994,628)	(666,702)	-	147,121,011

(1) Includes the effects of exchange rate variations related to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Added Value

Description	2nd semester		Accrued on December 31			
	2021	%	2021	%	2020	%
						R$ thousand
1 – Revenue	**69,856,260**	**263.2**	**124,955,666**	**212.7**	**94,974,631**	**300.8**
1.1) Financial intermediation	**67,679,785**	**255.0**	**119,550,564**	**203.5**	**99,814,859**	**316.1**
1.2) Fees and commissions	**14,185,785**	**53.4**	**27,529,235**	**46.9**	**26,231,909**	**83.1**
1.3) Allowance for Loan losses expenses	**(7,969,835)**	**(30.0)**	**(15,428,110)**	**(26.3)**	**(25,164,015)**	**(79.7)**
1.4) Other	**(4,039,475)**	**(15.2)**	**(6,696,023)**	**(11.4)**	**(5,908,122)**	**(18.7)**
2 – Financial intermediation expenses	**(33,053,421)**	**(124.5)**	**(46,046,477)**	**(78.4)**	**(43,171,092)**	**(136.7)**
3 – Inputs acquired from third parties	**(8,194,890)**	**(30.9)**	**(15,350,294)**	**(26.1)**	**(14,927,234)**	**(47.3)**
Outsourced services	(2,683,913)	(10.1)	(5,040,190)	(8.6)	(4,948,258)	(15.7)
Data processing	(1,189,372)	(4.5)	(2,248,464)	(3.8)	(2,150,048)	(6.8)
Communication	(603,962)	(2.3)	(1,253,156)	(2.1)	(1,333,127)	(4.2)
Asset maintenance	(664,435)	(2.5)	(1,304,469)	(2.2)	(1,299,441)	(4.1)
Financial system services	(564,020)	(2.1)	(1,142,628)	(1.9)	(1,119,697)	(3.5)
Advertising and marketing	(910,212)	(3.4)	(1,340,104)	(2.3)	(1,052,083)	(3.3)
Security and surveillance	(282,938)	(1.1)	(581,656)	(1.0)	(698,206)	(2.2)
Transport	(378,022)	(1.4)	(703,416)	(1.2)	(651,238)	(2.1)
Material, water, electricity and gas	(235,663)	(0.9)	(465,843)	(0.8)	(512,427)	(1.6)
Travel	(20,489)	(0.1)	(33,982)	(0.1)	(77,433)	(0.2)
Other	(661,864)	(2.5)	(1,236,386)	(2.1)	(1,085,276)	(3.4)
4 – Gross added value (1-2-3)	**28,607,949**	**107.8**	**63,558,895**	**108.2**	**36,876,305**	**116.8**
5 – Depreciation and amortization	**(2,529,409)**	**(9.5)**	**(5,685,796)**	**(9.7)**	**(6,052,304)**	**(19.2)**
6 – Net added value produced by the entity (4-5)	**26,078,540**	**98.2**	**57,873,099**	**98.5**	**30,824,001**	**97.6**
7 – Added value received through transfer	**466,534**	**1.8**	**864,135**	**1.5**	**749,312**	**2.4**
Share of profit (loss) of associates and jointly controlled companies	466,534	1.8	864,135	1.5	749,312	2.4
8 – Added value to distribute (6+7)	**26,545,074**	**100.0**	**58,737,234**	**100.0**	**31,573,313**	**100.0**
9 – Added value distributed	**26,545,074**	**100.0**	**58,737,234**	**100.0**	**31,573,313**	**100.0**
9.1) Personnel	**9,217,288**	**34.7**	**17,655,874**	**30.1**	**16,732,063**	**53.0**
Salaries	5,405,976	20.4	10,247,413	17.4	9,475,900	30.0
Benefits	2,348,720	8.8	4,600,686	7.8	4,659,876	14.8
Government Severance Indemnity Fund for Employees (FGTS)	469,940	1.8	874,555	1.5	975,480	3.1
Other	992,652	3.7	1,933,220	3.3	1,620,807	5.1
9.2) Tax, fees and contributions	**6,779,134**	**25.5**	**17,695,020**	**30.1**	**(3,174,888)**	**(10.1)**
Federal	6,026,853	22.7	16,245,521	27.7	(4,489,734)	(14.2)
State	8,620	-	17,315	-	10,057	-
Municipal	743,661	2.8	1,432,184	2.4	1,304,789	4.1
9.3) Remuneration for providers of capital	**630,622**	**2.4**	**1,232,170**	**2.1**	**1,272,462**	**4.0**
Rental	629,885	2.4	1,225,394	2.1	1,266,517	4.0
Asset leases	737	-	6,776	-	5,945	-
9.4) Added Value distributed to shareholders	**9,918,030**	**37.4**	**22,154,170**	**37.7**	**16,743,676**	**53.0**
Interest on Shareholders' Equity/Dividends paid and/or provisioned	3,248,064	12.2	9,240,089	15.7	5,547,971	17.6
Retained earnings	6,570,562	24.8	12,705,599	21.6	10,998,606	34.8
Non-controlling interests in retained earnings	99,404	0.4	208,482	0.4	197,099	0.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Cash Flow

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Cash flow from operating activities:			
Income/(Loss) before income taxes and non-controlling interests	**12,099,169**	**30,495,649**	**5,091,348**
Adjustments for:	**5,964,830**	**12,028,996**	**31,694,560**
- Effect of changes in exchange rates in cash and cash equivalents	(3,739,883)	(3,475,438)	(2,452,395)
- Allowance for loan losses	7,969,835	15,428,110	25,164,015
– Depreciation and amortization	2,529,409	5,685,796	6,052,304
- Constitution of Asset Impairment Losses	751,451	984,116	3,455,419
- Constitution/Reversion and Inflation Adjustment with Civil, Labor and Tax Provisions	2,221,913	3,888,464	3,822,270
- Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	6,705,235	13,192,413	18,344,005
- Share of profit (loss) of associates and jointly controlled companies	(466,534)	(864,135)	(749,312)
- (Gain)/loss on sale of investments	(15,366)	(15,366)	(29,829)
- (Gain)/loss on sale of fixed assets	201,992	228,971	139,411
- (Gain)/Loss on Sale of Non-Financial Assets Held for Sale	(163,634)	(239,499)	130,024
- Foreign exchange variation of assets and liabilities overseas/Other	(10,029,588)	(22,784,436)	(22,181,352)
(Increase)/Decrease in interbank investments	6,104,866	(9,087,880)	(8,449,903)
(Increase)/Decrease in reserve requirement - Central Bank	(1,939,806)	(3,559,769)	6,864,805
(Increase)/Decrease in trading securities and derivative financial instruments	(5,974,284)	(23,272,787)	(20,961,833)
(Increase)/Decrease in loans and leases	(51,970,581)	(80,640,794)	(77,242,194)
(Increase)/Decrease in Deferred income tax assets	(1,519,600)	(3,071,269)	(444,423)
(Increase)/decrease in other assets	236,374	2,452,589	(517,375)
(Increase)/Decrease in Other financial instruments	(12,257,664)	(39,096,207)	12,249,584
Increase/(Decrease) in Deposits and other financial instruments	2,969,900	37,807,673	211,754,843
Increase/(Decrease) in Deferred Tax Liabilities	(3,670,839)	(8,343,448)	(5,671,333)
Increase/(Decrease) in Provisions	(3,013,165)	(7,826,736)	(12,986,176)
Increase/(decrease) in other liabilities	(6,690,897)	6,555,097	7,514,788
Income tax and social contribution paid	(2,227,876)	(6,707,736)	(5,715,233)
Net cash provided by/(used in) operating activities	**(61,889,573)**	**(92,266,622)**	**143,181,458**
Cash flow from investing activities:			
Maturity of and interest on held-to-maturity securities	13,052,999	29,200,839	47,309,978
Sale of/maturity of and interest on available-for-sale securities	93,661,151	163,623,978	79,947,150
Proceeds from Non-Financial Assets Held for Sale	295,551	608,200	559,661
Sale of investments	62,327	62,327	130,249
Investment acquisitions	(293,793)	(293,793)	(491,438)
Sale of premises and equipment	126,327	528,602	795,560
Acquisition of subsidiaries, net of cash and cash equivalents, paid	-	(183,172)	(3,173,403)
Purchases of available-for-sale securities	(99,473,123)	(216,527,237)	(84,691,092)
Purchases of held-to-maturity securities	(1,792,039)	(4,305,008)	(18,491,475)
Purchase of premises and equipment	(448,939)	(1,156,867)	(1,795,410)
Intangible asset acquisitions	(1,657,939)	(3,041,806)	(2,472,210)
Dividends and interest on shareholders' equity received	595,154	763,698	292,244
Net cash provided by/(used in) investing activities	**4,127,676**	**(30,720,239)**	**17,919,814**
Cash flow from financing activities:			
Securities issued	64,339,597	105,221,591	61,833,816
Settlement and interest payments of funds from issuance of securities	(39,465,897)	(92,274,643)	(93,179,856)
Subordinated debt issuance	6,382,800	9,130,200	688,186
Settlement and interest payments of subordinated debts	(2,214,339)	(11,165,628)	(2,374,538)
Interest on Shareholders' Equity and Dividends Paid	(5,977,482)	(9,914,297)	(1,432,130)
Non-controlling interest	(79,519)	(253,768)	(147,649)
Acquisition of treasury shares	(440,253)	(666,702)	-
Net cash provided by/(used in) financing activities	**22,544,907**	**76,753**	**(34,612,171)**
Net increase/(decrease) in cash and cash equivalents	**(35,216,990)**	**(122,910,108)**	**126,489,101**
Cash and cash equivalents - at the beginning of the period	102,863,426	190,820,989	61,879,493
Effect of changes in exchange rates in cash and cash equivalents	3,739,883	3,475,438	2,452,395
Cash and cash equivalents - at the end of the period	71,386,319	71,386,319	190,820,989
Net increase/(decrease) in cash and cash equivalents	**(35,216,990)**	**(122,910,108)**	**126,489,101**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco or Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements of Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entitie) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control".

These consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). These include the changes resulting from CMN Resolution No. 4,720/19 and Bacen Resolution No. 2/20, as well as the guidelines included in Laws No. 4,595/64 (Law on the National Financial System) and No. 6,404/76 (Brazilian Corporate Law), with the respective changes introduced by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all periods presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets item (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in this report have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Throughout the financial statements, we indicate that certain information is available on different websites managed by Bradesco. None of the information contained on the websites referred to is part of, or incorporated by reference in, the financial statements.

Bradesco's consolidated financial statements were approved by the Board of Directors on February 08, 2022.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brasil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brasil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brasil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brasil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brasil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brasil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brasil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brasil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brasil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brasil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brasil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brasil	Banking	100.00%	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Minas Gerais - Brasil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Argentina S.A.U. (1)	Buenos Aires - Argentina	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Georgetown - Guiana	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - Estados Unidos	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - Estados Unidos	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Headquarters location	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
BAC Florida Bank (4)	Flórida - Estados Unidos	Banking	100.00%	100.00%	100.00%	100.00%

	Headquarters location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros	Rio de Janeiro - Brasil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brasil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brasil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brasil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brasil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brasil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (5)	São Paulo - Brasil	Dental care	50.01%	50.01%	50.01%	50.01%
Insurance – Overseas						
Bradesco Argentina de Seguros S.A. (1) (5)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brasil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brasil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brasil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brasil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brasil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Columbus Holdings S.A. (6)	São Paulo - Brasil	*Holding*	-	100.00%	-	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brasil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (1)	New York - Estados Unidos	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)						
Bradesco FI RF Máster II Previdência	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Privado Master Premium	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brasil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(3) The functional currency of this company is the Mexican Peso;
(4) The functional currency of this company is the US Dollar;
(5) Accounting information used with date lag of up to 60 days;
(6) Company merged into Quixaba Empreendimentos e Participações Ltda. on March 31, 2021; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING POLICES

The significant accounting policies applied for the preparation of the consolidated financial statements are presented below:

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian *reais*, which is also Bradesco's functional currency. Real is the functional currency for all Foreign branches and subsidiaries, except for Bradescard México, sociedad de Responsabilidad Limitada where the functional currency is Mexican Pesos and BAC Florida Bank where the functional currency is US Dollar.

Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, these investments are adjusted pursuant to the accounting practices in Brazil and converted into *reais* according to the exchange rate of the local currency on the closing date. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending". The effects of conversion of foreign investments with a functional currency other than Real are recorded in Equity under the Asset valuation adjustments caption.

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and expenses are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, except health insurance, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on expected final terms.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income statement in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Management fee income is appropriated to the income statement on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d) Financial instruments

i. Interbank investments

Interbank deposits are stated at cost, plus income earned up to the end of the reporting period, net of any impairment allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 9.

iii. Impairment of Financial Assets

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss.

When an impairment loss is identified, Bradesco recognizes an expense in the income statement for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of the Organization.

The composition of Impairment for Securities is presented in Note 9d.

iv. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Organization's own needs to manage its global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Bradesco, and their adjustment can be recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation to fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is disclosed in Note 10.

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, amended by Resolution No. 4,855/20, loans renegotiated in the period from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization, the amount of the provision related to each risk level is presented in Note 11c (IV).

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received.

When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provision for losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the allowance for loan losses are presented in Note 11.

f) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020. In March 1, 2021, Provisional Measure No. 1,034 ("MP") was published, converted into Law No. 14,183, on July 14, 2021, which raised the rate of CSLL by five percentage points, during the period from July 1, 2021 to December 31, 2021.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37.

g) Investments

i. Acquisition of investments

The accounting entry is made at the acquisition cost, broken down into: I - book value in accordance with accounting rules applicable to financial instututions authorized to operate by Bacen; and II -

goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

ii. Associates, Jointly Controlled Entities and Controlled

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The amount of goodwill for associates and jointly controlled entities is presented together with the respective investment, while for controlled companies it is presented as intangible assets.

In the consolidated financial statements, the assets and liabilities of the controlled companies are consolidated at their book value.

The composition of unconsolidated and jointly controlled companies are disclosed in Note 13.

h) Premises and equipment

Corresponds to rights relating to tangible assets intended to maintain activities or exercised for that purpose.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are disclosed in Note 14.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose:

- Acquisition of rights to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of investments: is recorded at the amount by which the purchase price exceeds the book value of the net assets acquired and is amortized over the estimated time during which the asset is expected to contribute, directly or indirectly, to future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 15.

j) Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

In addition, presented as other assets, there are non-financial assets held for sale, which are goods received in full or partial settlement of distressed loans not intended for own use and own assets for use that will be settled by their sale, which are available for immediate sale and whose disposal is highly probable within the period of one year. The goods received are registered by the lower value between: the fair value of the good, net of sales expenses and the gross book value of the related distressed loan. The own goods are recorded at the lower value between: the fair value of the good, net of sales expenses and its book value, net of provisions for impairment and of accumulated depreciation or amortization.

The composition of Other Assets is presented in Note 16.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial liabilities

i. **Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt**

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is presented in Notes 17, 18, 19 and 20.

ii. **Funding expenses**

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 17e.

m) Provisions

i. **Technical provisions relating to insurance, pension plans and capitalization bonds**

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

  - The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

  - For health insurance, the mathematical reserve for unvested benefits (PMBaC) uses a discount rate of 3.6% (3.6% on December 31, 2020) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

  - For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.6% (3.6% on December 31, 2020) per annum;

  - The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence and according to calculation criteria defined by ANS for claims notified by "Sistema único de Saúde – SUS";

- For insurance of Casualty insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The provision of events / claims to be settled (PESL) for health insurance, takes into account all claims notices received up to the balance sheet date, includes claims under litigation and related costs, monetarily restated by the IPCA, plus 1% per month;

- The reserve for unsettled claims (PSL) for life insurance and Property and Casualty line of business, consider the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims. These amounts are net of the corresponding insurance salvages (applicable only for Property and Casualty line of business);

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For Property and Casualty, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to the regulation of reported claims, paid or not;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ – prepared by Fenaprevi) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of

technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Provision for Insufficiency of Considerations (PIC), for health insurance, it aims to determine the insufficiency of payments/premiums to cover the events/claims to occur, when verified, being calculated based on the methodology defined in the Actuarial Technical Note, based on September 2021. The calculation takes into account: (i) the FIC (Insufficient Consideration Factor), obtained through the ratio between indemnifiable events, plus administrative and marketing expenses, on the effective considerations; and (ii) all medical-hospital contracts in the pre-established price modality, segmented between individual and collective (by adhesion and other), within one year, from the calculation base date, overdue more than one month. For the Type of Contracting of individual/family plans, the calculation of the FIC will include the period of 24 months prior to the month of calculation and for the Types of Collective Contracting by Adhesion and Other Collectives, 36 months will be considered, a period necessary to reduce the impact short-term trends and seasonality. The constitution of this provision became required from the year 2021, being supported by Normative Resolution No. 442/18, of ANS; and

- Other technical provisions OPT-PIP (Premium Insufficiency Provision) are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.6% (3.6% on December 31, 2020) per annum.

- Note: For the individual health portfolio, when the Insufficiency of Considerations Provision (PIC) - is calculated, it will be subtracted from the amount of Insufficiency Awards Provision (PIP) and classified as OPT (other technical provisions) for long-term events. The PIC is a short-term provision established and calculated susing an internal methodology from September 2021 base date.

- Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

- The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on certain assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

- Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

- The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

- The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 22.

i. Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax and Social Security Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 23.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 36.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 38 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 4,813/11.

p) Non-recurring net income

Non-recurring net income is the net income that is related to the atypical activities of the Organization and is not expected to occur with frequency in future years. Recurring net income corresponds to typical activities of the Organization and has the predictability of occurring frequently in future years. Non-recurring net income are presented in note 38b.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
• Fair value of financial instruments	9, 10, 35 and 38a
• Allowance for loan losses	11
• Impairment of financial assets	9
• Impairment of intangible assets, premises and equipment and goodwill	14 and 15
• Taxes on profits	37
• Technical provisions from insurance	22
• Contingent provisions	23

I. Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets classified as trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, Bradesco uses a significant amount of judgment to arrive at fair market value metrics. The decisions are based on knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying the judgment, the Organization analyzes a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, Bradesco determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the gain or loss that is recorded for a given position. Furthermore, although the Organization believes that the assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

II. Allowance for loan losses

The measurement of the allowance for loan losses requires the use of quantitative models and suppositions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the allowance for loan losses associated with credit risk, such as:

- Determine the criteria for the classification of credit operations;
- Select quantitative models and assumptions suitable; and
- Group together similar loan operations.

The process of determining the level of allowance for loan losses requires estimates and the use of judgment. Losses in subsequent periods may differ from initial calculations that are based on current estimates and assumptions.

III. Impairment of financial assets

The measurement of the impairment of financial assets requires the use of complex quantitative models and suppositions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

- Determine the criteria to measure the value of the guarantees related to each security;
- Select quantitative models and assumptions suitable for the measurement of the impairment; and
- Establish different prospective scenarios and their assumptions.

The process of determining the impairment requires estimates and the use of judgment. Actual losses in subsequent periods may differ from initial calculations based on such estimates and assumptions.

IV. Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (including goodwill identified in the acquisition of affiliates and jointly controlled companies) was impaired. The first step in the process is identifying the independent cash generating units (CGUs) and their allocations of goodwill. A CGU's book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its book value, goodwill is impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization's view of future performance.

V. Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based

on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating income for any given period.

VI. Technical provisions from insurance

Insurance technical provisions (reserves) are liabilities constituted to honor future commitments in favor of our policyholders, see note 3m (i). Expectations of loss ratio, mortality, longevity, length of stay, income projection and interest rate are used. These assumptions used are based on the experience of the Company's portfolio and are periodically reviewed.

VII. Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

5) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to manage the Organization, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

								R$ thousand
	On December 31, 2021				On December 31, 2020			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets								
Cash and due from banks	21,284,330	283,821	(864,246)	20,703,905	23,845,061	282,138	(528,955)	23,598,244
Interbank investments and Compulsory deposits with the Brazilian Central Bank	170,678,451	(97,234)	(294,581)	170,286,636	274,904,741	(18,153)	(540,311)	274,346,277
Securities and derivative financial instruments	710,207,688	5,607,712	34,165,547	749,980,947	641,313,280	4,967,618	47,185,841	693,466,739
Loans and leases	513,265,754	370,149	(410,892)	513,225,011	448,312,361	343,876	-	448,656,237
Other financial instruments	149,237,979	3,087,186	(1,026,853)	151,298,312	110,953,979	2,690,511	(1,102,255)	112,542,235
Allowance for loan losses	(45,107,224)	(128,551)	-	(45,235,775)	(45,202,191)	(136,961)	-	(45,339,152)
Deferred tax assets	85,766,298	691,264	-	86,457,562	85,049,769	683,930	-	85,733,699
Investments in associates and jointly controlled entities	7,594,244	(5,132,515)	-	2,461,729	7,046,710	(5,177,598)	-	1,869,112
Premises and equipment	9,067,693	312,084	-	9,379,777	9,490,251	451,708	-	9,941,959
Intangible assets and goodwill, net	11,936,697	3,737,732	-	15,674,429	12,250,588	3,858,819	-	16,109,407
Other assets	23,690,916	1,563,337	(430,540)	24,823,713	26,752,701	1,360,994	(613,383)	27,500,312
Accumulated Impairment of Assets	(3,957,258)	118,228	-	(3,839,030)	(3,678,206)	57,252	-	(3,620,954)
Total	1,653,665,568	10,413,213	31,138,435	1,695,217,216	1,591,039,044	9,364,134	44,400,937	1,644,804,115

R$ thousand

	On December 31, 2021				On December 31, 2020			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities								
Deposits from banks	279,009,280	1,214,140	33,316,816	313,540,236	267,280,167	2,093,170	45,452,379	314,825,716
Deposits from customers	569,726,250	(69,629)	3,133,187	572,789,808	545,292,743	(1,008,573)	4,639,653	548,923,823
Securities issued	166,228,542	-	119,368	166,347,910	144,903,825	-	112,717	145,016,542
Subordinated debt	54,451,077	-	-	54,451,077	53,246,232	-	-	53,246,232
Derivative financial instruments	14,265,283	(10,465)	(967,923)	13,286,895	18,697,682	-	(1,290,146)	17,407,536
Other financial liabilities	60,663,898	(1,113,514)	(477,171)	59,073,213	59,018,305	1,371	(915,170)	58,104,506
Provisions	329,539,547	1,208,477	(17,855)	330,730,169	320,285,406	1,166,708	(23,891)	321,428,223
Deferred income tax	5,595,140	85,900	-	5,681,040	7,951,848	40,778	-	7,992,626
Other liabilities	26,351,585	8,167,909	(3,967,987)	30,551,507	29,900,955	6,134,396	(3,574,605)	32,460,746
Non-controlling interest	713,955	930,395	-	1,644,350	759,241	936,284	-	1,695,525
Shareholders' equity	147,121,011	-	-	147,121,011	143,702,640	-	-	143,702,640
Total	1,653,665,568	10,413,213	31,138,435	1,695,217,216	1,591,039,044	9,364,134	44,400,937	1,644,804,115

R$ thousand

	2nd semester 2021			
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	67,679,785	327,851	(475,464)	67,532,172
Expenses from financial intermediation	(33,053,421)	(120,436)	(875,860)	(34,049,717)
Financial margin	**34,626,364**	**207,415**	**(1,351,324)**	**33,482,455**
Allowance for loan losses	(7,969,835)	(22,368)	-	(7,992,203)
Gross income from financial intermediation	**26,656,529**	**185,047**	**(1,351,324)**	**25,490,252**
Other income from insurance, pension plans and capitalization bonds	2,584,868	-	-	2,584,868
Fee and commission income and income from banking fees	14,185,785	2,270,682	1,032,269	17,488,736
Personnel expenses	(10,549,223)	(361,310)	-	(10,910,533)
Other administrative expenses	(10,359,372)	(824,523)	189,172	(10,994,723)
Tax expenses	(3,266,060)	(330,242)	-	(3,596,302)
Share of profit (loss) of unconsolidated and jointly controlled companies	466,534	(387,132)	-	79,402
Other operating income / expenses	(7,459,825)	(279,284)	129,883	(7,609,226)
Operating profit/(loss)	**12,259,236**	**273,238**	-	**12,532,474**
Non-operating income/(expense)	(160,067)	(24,440)	-	(184,507)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,280,543)	(248,798)	-	(2,529,341)
Net income	**9,818,626**	-	-	**9,818,626**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

R$ thousand

	Accrued on December 31							
	2021				2020			
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	119,550,564	612,023	(1,135,111)	119,027,476	99,814,859	484,720	(3,521,128)	96,778,451
Expenses from financial intermediation	(46,046,477)	(161,179)	(1,335,070)	(47,542,726)	(43,171,092)	(40,645)	1,051,877	(42,159,860)
Financial margin	73,504,087	450,844	(2,470,181)	71,484,750	56,643,767	444,075	(2,469,251)	54,618,591
Allowance for loan losses expenses	(15,428,110)	(72,047)	-	(15,500,157)	(25,164,015)	(104,072)	-	(25,268,087)
Gross income from financial intermediation	58,075,977	378,797	(2,470,181)	55,984,593	31,479,752	340,003	(2,469,251)	29,350,504
Other income from insurance, pension plans and capitalization bonds	5,191,325	-	-	5,191,325	8,098,742	-	-	8,098,742
Fee and commission income and income from banking fees	27,529,235	4,229,902	2,049,179	33,808,316	26,231,909	4,031,391	2,164,111	32,427,411
Personnel expenses	(20,180,958)	(671,693)	-	(20,852,651)	(19,160,600)	(631,755)	-	(19,792,355)
Other administrative expenses	(19,695,895)	(1,488,706)	361,913	(20,822,688)	(19,315,658)	(1,442,189)	218,055	(20,539,792)
Tax expenses	(6,828,457)	(608,530)	-	(7,436,987)	(6,048,903)	(541,474)	-	(6,590,377)
Share of profit (loss) of unconsolidated and jointly controlled companies	864,135	(719,746)	-	144,389	749,312	(634,424)	-	114,888
Other operating income / expenses	(14,222,610)	(643,235)	59,089	(14,806,756)	(16,476,939)	(678,421)	87,085	(17,068,275)
Operating profit/(loss)	30,732,752	476,789	-	31,209,541	5,557,615	443,131	-	6,000,746
Non-operating income/(expense)	(237,103)	(35,056)	-	(272,159)	(466,267)	(14,306)	-	(480,573)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(8,549,961)	(441,733)	-	(8,991,694)	11,455,229	(428,825)	-	11,026,404
Net income	21,945,688	-	-	21,945,688	16,546,577	-	-	16,546,577

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	Financial (1) (2)		Insurance Group (2) (3)				R$ thousand
	Brazil	Overseas	Brazil	Overseas	Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
Assets							
Cash and due from banks	14,922,137	5,909,246	348,079	6,960	213,237	(695,754)	20,703,905
Interbank investments and Compulsory deposits with the Brazilian Central Bank	167,990,825	2,295,811	4,651	-	-	(4,651)	170,286,636
Securities and derivative financial instruments	411,124,640	24,991,365	319,067,798	9,213	3,385,375	(8,597,444)	749,980,947
Loans and leases	468,048,275	95,512,880	-	-	-	(50,336,144)	513,225,011
Other financial instruments	150,001,549	563,305	7,670,127	15,723	238,981	(7,191,373)	151,298,312
Allowance for loan losses	(42,868,051)	(2,367,724)	-	-	-	-	(45,235,775)
Deferred tax assets	82,137,961	3,375	3,994,565	1,055	320,606	-	86,457,562
Investments in associates and jointly controlled entities	70,795,451	16,513	2,640,563	-	405,587	(71,396,385)	2,461,729
Premises and equipment	5,840,384	34,905	3,420,449	464	83,575	-	9,379,777
Intangible assets and goodwill, net	12,755,096	36,122	2,293,783	738	588,690	-	15,674,429
Other assets	21,049,733	652,352	2,865,190	999	259,935	(4,496)	24,823,713
Accumulated Impairment of Assets	(3,669,297)	(4,863)	(164,509)	-	(361)	-	(3,839,030)
Total on December 31, 2021	**1,358,128,703**	**127,643,287**	**342,140,696**	**35,152**	**5,495,625**	**(138,226,247)**	**1,695,217,216**
Total on December 31, 2020	**1,319,641,809**	**115,840,066**	**338,889,085**	**34,743**	**5,658,304**	**(135,259,892)**	**1,644,804,115**

	Financial (1) (2)		Insurance Group (2) (3)				
	Brazil	Overseas	Brazil	Overseas	Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
Liabilities							
Deposits from banks	344,733,387	21,186,428	-	-	-	(52,379,579)	313,540,236
Deposits from customers	521,534,940	52,233,346	-	-	-	(978,478)	572,789,808
Securities issued	161,622,727	10,985,645	-	-	-	(6,260,462)	166,347,910
Subordinated debt	48,203,788	6,247,289	-	-	-	-	54,451,077
Derivative financial instruments	9,977,625	3,318,580	2,582	-	-	(11,892)	13,286,895
Other financial liabilities	59,049,695	23,518	-	-	-	-	59,073,213
Provisions	31,452,083	208,709	298,816,863	16,861	299,761	(64,108)	330,730,169
Deferred income tax	5,012,778	157,898	487,288	-	23,076	-	5,681,040
Other liabilities	27,370,798	565,854	8,771,150	1,765	977,283	(7,135,343)	30,551,507
Non-controlling interest	2,049,871	32,716,020	34,062,813	16,526	4,195,505	(71,396,385)	1,644,350
Shareholders' equity	147,121,011	-	-	-	-	-	147,121,011
Total on December 31, 2021	**1,358,128,703**	**127,643,287**	**342,140,696**	**35,152**	**5,495,625**	**(138,226,247)**	**1,695,217,216**
Total on December 31, 2020	**1,319,641,809**	**115,840,066**	**338,889,085**	**34,743**	**5,658,304**	**(135,259,892)**	**1,644,804,115**

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	55,362,795	2,020,403	10,529,935	1,537	110,927	(493,425)	67,532,172
Expenses from financial intermediation	(27,206,183)	(631,346)	(6,705,235)	-	(379)	493,426	(34,049,717)
Financial margin	**28,156,612**	**1,389,057**	**3,824,700**	**1,537**	**110,548**	**1**	**33,482,455**
Allowance for loan losses	(7,725,586)	(266,617)	-	-	-	-	(7,992,203)
Gross income from financial intermediation	**20,431,026**	**1,122,440**	**3,824,700**	**1,537**	**110,548**	**1**	**25,490,252**
Other income from insurance, pension plans and capitalization bonds	-	-	2,566,527	10,307	-	8,034	2,584,868
Fee and commission income and income from banking fees	16,282,453	248,648	891,595	-	413,509	(347,469)	17,488,736
Personnel expenses	(9,364,255)	(246,619)	(1,064,804)	(5,372)	(229,520)	37	(10,910,533)
Other administrative expenses	(10,117,592)	(218,973)	(808,394)	(4,199)	(457,676)	612,111	(10,994,723)
Tax expenses	(3,046,261)	(13,787)	(476,043)	(134)	(60,077)	-	(3,596,302)
Share of profit (loss) of unconsolidated and jointly controlled companies	8,131	-	54,923	-	16,348	-	79,402
Other operating income / expenses	(7,611,528)	20,803	176,276	(1,708)	79,645	(272,714)	(7,609,226)
Operating profit/(loss)	**6,581,974**	**912,512**	**5,164,780**	**431**	**(127,223)**	**-**	**12,532,474**
Non-operating income/(expense)	(214,003)	7,267	22,220	-	9	-	(184,507)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(179,981)	(263,803)	(2,127,656)	(178)	42,277	-	(2,529,341)
Net Income/Loss in the 2nd half of 2021	**6,187,990**	**655,976**	**3,059,344**	**253**	**(84,937)**	**-**	**9,818,626**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	R$ thousand Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	96,540,577	3,003,197	20,201,299	3,218	159,242	(880,057)	119,027,476
Expenses from financial intermediation	(34,086,997)	(1,167,472)	(13,192,413)	-	(752)	904,908	(47,542,726)
Financial margin	**62,453,580**	**1,835,725**	**7,008,886**	**3,218**	**158,490**	**24,851**	**71,484,750**
Allowance for loan losses	(15,259,884)	(240,273)	-	-	-	-	(15,500,157)
Gross income from financial intermediation	**47,193,696**	**1,595,452**	**7,008,886**	**3,218**	**158,490**	**24,851**	**55,984,593**
Other income from insurance, pension plans and capitalization bonds	-	-	5,156,321	21,619	-	13,385	5,191,325
Fee and commission income and income from banking fees	31,440,225	464,191	1,779,999	-	767,505	(643,604)	33,808,316
Personnel expenses	(17,924,500)	(501,304)	(2,034,446)	(6,006)	(386,462)	67	(20,852,651)
Other administrative expenses	(19,327,605)	(386,903)	(1,484,372)	(10,442)	(779,724)	1,166,358	(20,822,688)
Tax expenses	(6,316,837)	(23,517)	(983,777)	(202)	(112,654)	-	(7,436,987)
Share of profit (loss) of unconsolidated and jointly controlled companies	7,505	-	98,692	-	38,192	-	144,389
Other operating income / expenses	(13,714,437)	24,707	(718,694)	(3,302)	166,027	(561,057)	(14,806,756)
Operating profit/(loss)	**21,358,047**	**1,172,626**	**8,822,609**	**4,885**	**(148,626)**	-	**31,209,541**
Non-operating income/(expense)	(325,865)	16,923	36,765	-	18	-	(272,159)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,199,903)	(322,988)	(3,518,490)	(1,789)	51,476	-	(8,991,694)
Net Income/Accumulated Loss as of December 31, 2021	**15,832,279**	**866,561**	**5,340,884**	**3,096**	**(97,132)**	-	**21,945,688**
Net Income/Accumulated Loss as of December 31, 2020	**10,466,288**	**1,022,786**	**5,028,144**	**(1,472)**	**30,831**		**16,546,577**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6) CASH AND CASH EQUIVALENTS

		R$ thousand
	On December 31, 2021	On December 31, 2020
Cash and due from banks in domestic currency	14,850,622	17,747,629
Cash and due from banks in foreign currency	6,433,495	6,096,396
Investments in gold	213	1,036
Total cash and due from banks	**21,284,330**	**23,845,061**
Interbank investments (1)	50,101,989	166,975,928
Total cash and cash equivalents	**71,386,319**	**190,820,989**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

7) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Securities purchased under agreements to resell:						
Own portfolio position	**9,509,007**	**938,110**	**-**	**-**	**10,447,117**	**48,630,184**
• Financial treasury bills	187,833	361,945	-	-	549,778	19,860,683
• National treasury notes	6,354,681	420,357	-	-	6,775,038	21,638,087
• National treasury bills	1,198,841	44,301	-	-	1,243,142	5,824,076
• Other	1,767,652	111,507	-	-	1,879,159	1,307,338
Funded position	**39,973,605**	**3,895,851**	**-**	**-**	**43,869,456**	**125,241,658**
• Financial treasury bills	35,230,954	-	-	-	35,230,954	91,655,504
• National treasury notes	1,787,429	3,392,053	-	-	5,179,482	30,960,456
• National treasury bills	2,955,222	503,798	-	-	3,459,020	2,625,698
Unrestricted position	**8,067,765**	**5,115,901**	**-**	**-**	**13,183,666**	**5,857,577**
• National treasury bills	8,067,765	5,115,901	-	-	13,183,666	5,857,577
Subtotal	**57,550,377**	**9,949,862**	**-**	**-**	**67,500,239**	**179,729,419**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	1,936,711	4,356,931	6,832,275	2,805,115	15,931,032	11,422,541
• Allowance for losses	(914)	(13,472)	(19,580)	(36,156)	(70,122)	(4,752)
Subtotal	**1,935,797**	**4,343,459**	**6,812,695**	**2,768,959**	**15,860,910**	**11,417,789**
On December 31, 2021	**59,486,174**	**14,293,321**	**6,812,695**	**2,768,959**	**83,361,149**	
%	71.4	17.1	8.2	3.3	100.0	
On December 31, 2020	**167,580,498**	**15,197,711**	**2,915,463**	**5,453,536**		**191,147,208**
%	87.6	8.0	1.5	2.9		100.0

b) Income from interbank investments

Presented in the income statement a component of revenue from financial intermediation – Revenue from securities and interbank investments.

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Income from investments in purchase and sale commitments:			
• Own portfolio position	729,325	1,226,526	1,096,411
• Funded position	2,099,380	3,500,567	2,815,409
• Unrestricted position	2,220,864	3,680,453	2,329,099
Subtotal	**5,049,569**	**8,407,546**	**6,240,919**
Income from interest-earning deposits in other banks	**407,611**	**583,152**	**403,553**
Income from interest-earning deposits in BACEN	**3,565**	**3,565**	**-**
Total (Note 10f III)	**5,460,745**	**8,994,263**	**6,644,472**

8) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On December 31, 2021	On December 31, 2020
Compulsory deposit – demand deposits	not remunerated	12,598,918	9,857,922
Compulsory deposit – savings deposits	savings index	19,112,960	19,524,472
Compulsory deposit – time deposits	Selic rate	55,605,424	54,375,139
Total		**87,317,302**	**83,757,533**

For more information on compulsory deposits, see Note 38 f.

b) Revenue from reserve requirement

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Reserve requirement – Bacen (Compulsory deposit)	2,165,249	3,101,796	2,017,605
Reserve requirement – SFH (1)	2,257	3,708	5,714
Total	**2,167,506**	**3,105,504**	**2,023,319**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

9) SECURITIES

Information related to securities as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

R$ thousand

	Financial	Insurance Group		Other Activities	On December 31, 2021	%	On December 31, 2020	%
		Insurance and Capitalization bonds	Pension plans (5)					
Trading securities	110,532,857	12,511,328	191,465,868	3,369	314,513,422	45.7	251,171,296	40.7
- Government securities	102,760,984	8,257,506	148,926,076	3,369	259,947,935	37.8	217,244,163	35.2
- Corporate securities	7,771,873	4,253,822	42,539,792	-	54,565,487	7.9	33,927,133	5.5
Available-for-sale securities (2)	226,021,803	27,981,338	33,579,226	111	287,582,478	41.8	265,513,501	43.1
- Government securities	117,752,709	22,342,022	32,070,535	-	172,165,266	25.0	159,579,034	25.9
- Corporate securities	108,269,094	5,639,316	1,508,691	111	115,417,212	16.8	105,934,467	17.2
Held-to-maturity securities (2)	56,939,643	6,849,905	22,137,515	-	85,927,063	12.5	99,813,090	16.2
- Government securities	50,910,426	6,849,905	22,137,515	-	79,897,846	11.6	92,910,749	15.1
- Corporate securities	6,029,217	-	-	-	6,029,217	0.9	6,902,341	1.1
Total	393,494,303	47,342,571	247,182,609	3,480	688,022,963	100.0	616,497,887	100.0
							-	
- Government securities	271,424,119	37,449,433	203,134,126	3,369	512,011,047	74.4	469,733,946	76.2
- Corporate securities	122,070,184	9,893,138	44,048,483	111	176,011,916	25.6	146,763,941	23.8
Total	393,494,303	47,342,571	247,182,609	3,480	688,022,963	100.0	616,497,887	100.0

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

R$ thousand

Securities	On December 31, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	7,514,176	8,493,434	19,646,310	74,878,937	110,532,857	110,759,093	(226,236)	54,360,035	58,708
Financial treasury bills	-	4,013,625	1,742,530	13,782,614	19,538,769	19,538,096	673	14,038,511	(29,041)
National treasury notes	-	-	664,998	22,655,873	23,320,871	23,458,408	(137,537)	22,817,806	243,032
Financial bills	-	112,743	535	202,959	316,237	315,653	584	242,525	(49,562)
Debentures	-	304	354	1,019,408	1,020,066	1,112,744	(92,678)	834,070	(203,948)
National treasury bills	3,261,261	3,469,367	17,069,778	35,177,434	58,977,840	58,902,998	74,842	9,182,993	16,798
Brazilian foreign debt securities	102,738	-	-	204,714	307,452	312,195	(4,743)	725,515	24,314
Other	4,150,177	897,395	168,115	1,835,935	7,051,622	7,118,999	(67,377)	6,518,615	57,115
- Insurance companies and capitalization bonds	3,663,269	1,429,525	1,184,033	6,234,501	12,511,328	12,513,507	(2,179)	12,746,109	3,952
Financial treasury bills	-	1,395,729	1,143,398	5,578,444	8,117,571	8,113,744	3,827	8,523,495	(8,309)
Financial bills	6,014	33,796	30,232	171,616	241,658	248,682	(7,024)	153,293	(79)
Other	3,657,255	-	10,403	484,441	4,152,099	4,151,081	1,018	4,069,321	12,340
- Pension plans	11,618,380	5,981,499	19,062,934	154,803,055	191,465,868	193,215,682	(1,749,814)	184,057,518	724,283
Financial treasury bills	10,214	4,704,885	2,495,441	108,324,762	115,535,302	115,657,103	(121,801)	125,009,202	(379,082)
National treasury notes	-	-	11,673,686	18,917,871	30,591,557	32,209,807	(1,618,250)	27,459,844	959,908
National treasury bills	13,964	52,106	469,947	2,263,200	2,799,217	2,944,997	(145,780)	8,540,155	64,959
Financial bills	457,590	703,963	2,795,209	13,811,337	17,768,099	17,733,957	34,142	7,379,810	11,849
Debentures	11,785	404,193	1,160,353	10,455,134	12,031,465	11,934,114	97,351	5,776,461	68,531
Other	11,124,827	116,352	468,298	1,030,751	12,740,228	12,735,704	4,524	9,892,046	(1,882)
- Other activities	-	3,369	-	-	3,369	3,370	(1)	7,634	(5)
Financial treasury bills	-	3,369	-	-	3,369	3,370	(1)	7,634	(5)
Total	22,795,825	15,907,827	39,893,277	235,916,493	314,513,422	316,491,652	(1,978,230)	251,171,296	786,938

II) Available-for-sale securities

Securities (2)									R$ thousand
	On December 31, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	39,798,942	11,833,554	9,042,067	165,347,240	226,021,803	226,361,249	(339,446)	209,014,910	979,093
National treasury bills	32,019,988	-	-	9,493,602	41,513,590	41,260,137	253,453	65,371,659	1,786,777
Debentures	2,586,784	3,264,351	873,675	66,601,045	73,325,855	73,398,186	(72,331)	64,259,489	(2,420,550)
National treasury notes	-	-	2,259,110	23,228,449	25,487,559	26,228,711	(741,152)	28,820,736	1,061,917
Foreign corporate securities	27,895	668,856	1,346,040	4,104,827	6,147,618	5,999,489	148,129	6,653,994	329,095
Shares	1,505,043	-	-	-	1,505,043	1,555,066	(50,023)	3,402,394	(114,240)
Foreign government bonds	1,404,127	3,901,457	1,677,152	422,139	7,404,875	7,419,583	(14,708)	6,508,219	7,185
Promissory Notes	73,659	1,259,304	863,436	4,082,413	6,278,812	6,194,472	84,340	7,167,074	94,332
Certificates of real estate receivables	-	503	97,468	1,557,588	1,655,559	1,574,070	81,489	1,740,062	(52,629)
Financial treasury bills	-	454,083	72,067	33,896,022	34,422,172	34,293,073	129,099	1,841,854	(9,719)
Other	2,181,446	2,285,000	1,853,119	21,961,155	28,280,720	28,438,462	(157,742)	23,249,429	296,925
- Insurance companies and capitalization bonds	5,425,828	-	14,693	22,540,817	27,981,338	30,210,956	(2,229,618)	32,103,494	4,472,633
National treasury notes	-	-	14,693	20,931,944	20,946,637	22,653,451	(1,706,814)	20,190,279	1,796,995
Shares	5,208,223	-	-	-	5,208,223	5,729,930	(521,707)	8,855,739	2,509,352
National treasury bills	-	-	-	1,389,144	1,389,144	1,449,478	(60,334)	2,876,308	110,433
Other	217,605	-	-	219,729	437,334	378,097	59,237	181,168	55,853
- Pension plans	810,017	21,569	7,974	32,739,666	33,579,226	34,304,946	(725,720)	24,386,290	4,464,158
National treasury notes	-	-	-	32,012,039	32,012,039	32,729,352	(717,313)	24,260,665	4,446,352
Shares	810,017	-	-	-	810,017	810,016	1	-	-
Debentures	-	12,247	7,974	518,601	538,822	539,402	(580)	66,232	17,822
Other	-	9,322	-	209,026	218,348	226,176	(7,828)	59,393	(16)
- Other activities	111	-	-	-	111	158	(47)	8,807	461
Other	111	-	-	-	111	158	(47)	8,807	461
Subtotal	46,034,898	11,855,123	9,064,734	220,627,723	287,582,478	290,877,309	(3,294,831)	265,513,501	9,916,345
Accounting Hedge (Note 10f II) (1)	-	-	-	-	-	-	(1,557,951)	-	(792,271)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	313,001	-	895,255
Total	46,034,898	11,855,123	9,064,734	220,627,723	287,582,478	290,877,309	(4,539,781)	265,513,501	10,019,329

III) Held-to-maturity securities

Securities (2)								R$ thousand	
	On December 31, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	14,287,356	4,124,669	6,309,506	32,218,112	56,939,643	54,661,334	(2,278,309)	65,269,589	1,915,174
National treasury bills	14,287,292	3,667,929	6,309,194	8,962,760	33,227,175	32,349,662	(877,513)	40,189,771	1,251,064
Certificates of real estate receivables	-	456,280	-	5,412,046	5,868,326	6,163,153	294,827	6,703,402	87,221
National treasury notes	64	460	312	17,682,415	17,683,251	15,986,524	(1,696,727)	18,125,276	571,546
Other	-	-	-	160,891	160,891	161,995	1,104	251,140	5,343
- Insurance companies and capitalization bonds	-	-	1,164,882	5,685,023	6,849,905	6,808,843	(41,062)	5,854,417	1,438,910
National treasury notes	-	-	1,164,882	5,685,023	6,849,905	6,808,843	(41,062)	5,854,417	1,438,910
- Pension plans	-	-	-	22,137,515	22,137,515	25,262,674	3,125,159	28,689,084	6,563,299
National treasury notes	-	-	-	22,137,515	22,137,515	25,262,674	3,125,159	28,689,084	6,563,299
Total	14,287,356	4,124,669	7,474,388	60,040,650	85,927,063	86,732,851	805,788	99,813,090	9,917,383

c) Breakdown of the portfolios by financial statement classification

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021 (3) (4)	On December 31, 2020 (3) (4)
Securities pledged as collateral	69,564,091	23,768,077	41,382,094	354,145,305	488,859,567	516,256,770
Fixed income securities	54,669,986	23,768,077	41,382,094	354,145,305	473,965,462	496,395,298
• National treasury notes	64	460	13,496,295	107,087,602	120,584,421	158,752,531
• Financial treasury bills	3,232	9,630,123	5,138,375	118,887,256	133,658,986	139,505,584
• National treasury bills	37,250,475	701,502	12,974,666	14,761,267	65,687,910	61,589,288
• Debentures	1,672,476	3,000,344	2,050,903	60,653,034	67,376,757	64,449,071
• Financial bills	528,542	906,791	2,871,800	14,552,857	18,859,990	8,143,756
• Certificates of real estate receivables	-	456,785	97,468	7,099,985	7,654,238	8,550,103
• Foreign government bonds	1,412,047	4,487,792	1,677,152	443,934	8,020,925	7,134,063
• Foreign corporate securities	2,027,079	949,788	625,340	5,768,202	9,370,409	10,209,842
• Brazilian foreign debt securities	102,738	-	-	8,458,150	8,560,888	9,539,840
• Promissory Notes	73,659	1,259,304	171,906	3,235,727	4,740,596	8,053,965
• Bank deposit certificates	87,472	49,129	105,301	112,474	354,376	760,411
• Other	11,512,202	2,326,059	2,172,888	13,084,817	29,095,966	19,706,844
Equity securities	14,894,105	-	-	-	14,894,105	19,861,472
• Shares of other companies	14,894,105	-	-	-	14,894,105	19,861,472
Restricted securities	13,553,988	7,356,394	14,282,957	159,674,514	194,867,853	96,169,895
Subject to repurchase agreements	13,258,122	5,844,828	13,030,667	123,877,333	156,010,950	75,165,628
• National treasury bills	12,332,030	5,724,751	9,787,086	42,441,757	70,285,624	55,079,294
• Foreign corporate securities	-	-	886,219	-	886,219	-
• National treasury notes	-	-	2,102,106	47,373,876	49,475,982	12,555,815
• Brazilian foreign debt securities	-	-	-	632,070	632,070	758,049
• Debentures	926,092	-	-	2,938,403	3,864,495	6,647,819
• Financial treasury bills	-	120,077	255,256	30,491,227	30,866,560	124,651
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	5,252,403
• National treasury bills	-	-	-	-	-	4,435,912
• National treasury notes	-	-	-	-	-	816,491
Privatization rights	-	-	-	24,692	24,692	29,532
Given in guarantee	295,866	1,511,566	1,252,290	35,772,489	38,832,211	15,722,332
• National treasury notes	-	-	181,135	6,144,921	6,326,056	3,926,072
• National treasury bills	-	-	319,820	100,879	420,699	1,517,729
• Financial treasury bills	6,982	830,814	59,805	12,258,773	13,156,374	9,883,714
• Other	288,884	680,752	691,530	17,267,916	18,929,082	394,817
Securities sold under repurchase agreements - unrestricted	-	763,148	767,348	2,765,047	4,295,543	4,071,222

Securities						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021 (3) (4)	On December 31, 2020 (3) (4)
• National treasury bills	-	763,148	767,348	-	1,530,496	3,557,407
• National treasury notes	-	-	-	2,765,047	2,765,047	513,815
Total	83,118,079	31,887,619	56,432,399	516,584,866	688,022,963	616,497,887
%	12.1	4.6	8.2	75.1	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";

(2) In compliance with article 8 of Bacen Circular No. 3068/01, Bradesco declares that it has the financial capacity and intention to maintain securities classified in the held-to-maturity category until maturity date. At the time of preparation of consolidated financial statements as of December 31, 2021, Management has decide to reclassify R$ 40,305,887 thousand Securities from the Available for Sale to Trading category, with effects on income in the gross amount of R$ (1,373,557) thousand (June 30, 2020, Management decided to reclassify Securities from the category Available for Sale to Held to Maturity, in the amount of R$ 20,009,471 thousand, without impact any gain or loss, as the gain in the gross amount of R$ 1,794,263 thousand was retained in Shareholders' Equity and is being recognized in the income statement over the remaining period of the securities, according to article 5 of the aforementioned Circular). These reclassifications are aligned with the risk and capital management strategy and due to the requirements contained in BCB Resolution No. 111. During 2021, there were no sales or reclassifications of securities classified in the Held to Maturity category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas; and

(5) Primarily composed of investment funds (VGBL and PGBL).

d) Impairment of Securities

During 2021, there was an impairment of financial assets, net of constitution/(reversal) in the amount of R$237,272 thousand (R$3,084,402 thousand in 2020), mostly debentures, classified in the categories "Available for Sale" and "Hold to Maturity" (R$2,637,989 thousand in 2020, includes results from the sale or transfer of financial assets). There was no impairment of shares in the year ended December 31, 2021 (R$446,413 thousand in 2020, classified in the "Available for Sale" category).

In the 2nd half of 2021, there was an impairment of financial assets, net of constitution/(reversal), in the amount of R$4,607 thousand, mostly debentures, classified in the categories "Available for Sale" and "Held to Maturity".

10) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total on December 31, 2021					Total on December 31, 2020				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	99,213,654		-	-	-	84,467,021		24,535	-	24,535
- Interbank market	61,640,819	-	-	-	-	40,651,059	-	10,050	-	10,050
- Foreign currency	31,449,101	-	-	-	-	39,875,542	-	10,832	-	10,832
- Other	6,123,734	2,234,955	-	-	-	3,940,420	2,807,910	3,653	-	3,653
Sale commitments:	186,188,569		-	-	-	316,512,537		(19,366)	-	(19,366)
- Interbank market (1)	131,650,443	70,009,624	-	-	-	263,958,439	223,307,380	(15,899)	-	(15,899)
- Foreign currency (2)	50,649,347	19,200,246	-	-	-	51,421,588	11,546,046	(1,371)	-	(1,371)
- Other	3,888,779	-	-	-	-	1,132,510	-	(2,096)	-	(2,096)
Option contracts										
Purchase commitments:	277,559,369		1,304,697	473,982	1,778,679	326,423,643		2,456,611	895,667	3,352,278
- Interbank market	250,565,454	8,112,967	748,111	(264)	747,847	311,472,364	-	1,504,181	193,326	1,697,507
- Foreign currency	3,442,347	-	151,280	(51,642)	99,638	13,878,682	-	854,484	701,089	1,555,573
- Other	23,551,568	-	405,306	525,888	931,194	1,072,597	282,563	97,946	1,252	99,198
Sale commitments:	270,271,972		(943,666)	(148,378)	(1,092,044)	331,145,703		(2,520,903)	(589,180)	(3,110,083)
- Interbank market	242,452,487	-	(96,655)	45	(96,610)	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)
- Foreign currency	3,986,437	544,090	(172,612)	115,438	(57,174)	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)
- Other	23,833,048	281,480	(674,399)	(263,861)	(938,260)	790,034	-	(261,319)	(31,212)	(292,531)
Forward contracts										
Purchase commitments:	32,430,997		303,733	(5,263)	298,470	76,011,205		4,696,246	14,818	4,711,064
- Interbank market	-	-	-	-	-	246,269	246,269	1,859	14,818	16,677
- Foreign currency	31,622,823	4,716,522	231,503	(826)	230,677	70,345,084	48,576,798	(453)	-	(453)
- Other	808,174	-	72,230	(4,437)	67,793	5,419,852	4,451,509	4,694,840	-	4,694,840
Sale commitments:	30,185,980		1,876,674	(38,817)	1,837,857	22,736,629		(132,076)	(4,678)	(136,754)
- Foreign currency (2)	26,906,301	-	(92,393)	-	(92,393)	21,768,286	-	(82,681)	-	(82,681)
- Other	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250	968,343	-	(49,395)	(4,678)	(54,073)
Swap contracts										
Assets (long position):	85,399,663		13,299,664	3,501,416	16,801,080	66,137,265		11,195,415	3,591,785	14,787,200
- Interbank market	26,515,089	-	(33,786)	1,594,172	1,560,386	4,095,567	-	106,827	215,527	322,354
- Fixed rate	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165	33,427,359	19,386,846	4,160,018	26,030	4,186,048
- Foreign currency	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994
- IGPM	504,587	-	563,281	11,054	574,335	636,581	-	432,390	22,676	455,066

R$ thousand

	Total on December 31, 2021					Total on December 31, 2020				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
- Other	9,522,191	4,995,108	539,030	130,607	669,637	3,608,719	-	326,603	276,135	602,738
Liabilities (unrestricted position):	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)	50,475,079		(10,838,073)	(2,653,090)	(13,491,163)
- Interbank market	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)
- Fixed rate	6,860,219	-	(2,983,362)	21,352	(2,962,010)	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)
- Foreign currency	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)
- IGPM	713,178	208,592	(759,159)	(17,985)	(777,144)	836,307	199,726	(536,192)	(48,393)	(584,585)
- Other	4,527,083	-	(670,302)	49,439	(620,863)	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)
Total	1,048,988,968		5,473,866	2,445,576	7,919,442	1,273,909,082		4,862,389	1,255,322	6,117,711

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$97,361,681 thousand (R$128,431,775 thousand in December 31, 2020); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$46,895,240 thousand (R$12,942,667 thousand in December 31, 2020) (Note 10f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$32,578,474 thousand (R$29,678,043 thousand in December 31, 2020); and

(3) Reflects the net balance between the Asset and Liability position.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total on December 31, 2021									Total on December 31, 2020
	Original amortized cost	Fair value adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Swaps	13,299,664	3,501,416	16,801,080	75.8	3,478,092	441,114	672,855	12,209,019	16,801,080	14,787,200
Future	-	-	-	-	-	-	-	-	-	24,535
Forward purchases	719,798	(5,242)	714,556	3.2	207,620	219,075	201,401	86,460	714,556	5,699,164
Forward sales (1)	2,929,060	(38,650)	2,890,410	13.0	2,143,339	124,949	37,229	584,893	2,890,410	952,216
Premiums on exercisable options	1,304,697	473,982	1,778,679	8.0	211,089	8,216	39,408	1,519,966	1,778,679	3,352,278
Total assets (A)	**18,253,219**	**3,931,506**	**22,184,725**	**100.0**	**6,040,140**	**793,354**	**950,893**	**14,400,338**	**22,184,725**	**24,815,393**
Swaps	(10,367,236)	(1,337,364)	(11,704,600)	82.0	(3,155,118)	(265,142)	(593,801)	(7,690,539)	(11,704,600)	(13,491,163)
Future	-	-	-	-	-	-	-	-	-	(19,366)
Forward purchases	(416,065)	(21)	(416,086)	2.9	(169,216)	(61,958)	(114,762)	(70,150)	(416,086)	(988,100)
Forward sales	(1,052,386)	(167)	(1,052,553)	7.4	(86,698)	(165,786)	(185,349)	(614,720)	(1,052,553)	(1,088,970)
Premiums on written options	(943,666)	(148,378)	(1,092,044)	7.7	(160,631)	(16,648)	(70,871)	(843,894)	(1,092,044)	(3,110,083)
Total liabilities (B)	**(12,779,353)**	**(1,485,930)**	**(14,265,283)**	**100.0**	**(3,571,663)**	**(509,534)**	**(964,783)**	**(9,219,303)**	**(14,265,283)**	**(18,697,682)**
Net position (A-B)	5,473,866	2,445,576	7,919,442		2,468,477	283,820	(13,890)	5,181,035	7,919,442	6,117,711

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – (Nominal Value)

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31, 2021	Total on December 31, 2020
Futures contracts (1)	145,644,087	11,915,967	37,536,227	90,305,942	285,402,223	400,979,558
Option contracts	366,727,970	171,088,109	2,225,243	7,790,019	547,831,341	657,569,346
Forward contracts (1)	32,495,943	10,530,182	10,373,525	9,217,327	62,616,977	98,747,834
Swap contracts	20,547,602	6,631,357	9,566,108	116,393,360	153,138,427	116,612,344
Total on December 31, 2021	565,415,602	200,165,615	59,701,103	223,706,648	1,048,988,968	
Total on December 31, 2020	434,677,889	319,871,847	239,501,937	279,857,409		1,273,909,082

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Government securities		
National treasury notes	5,169,701	4,368,766
Total	5,169,701	4,368,766

e) Gains and losses, net

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Swap contracts	(3,207)	2,575,391	4,250,553
Forward contracts (1)	(927,650)	(3,967,575)	(7,597,574)
Option contracts	857,364	661,728	3,797,555
Futures contracts (1)	(798,677)	(15,451)	(19,638,556)
Foreign exchange variation of assets and liabilities overseas	(144,896)	37,191	6,362,663
Total (Note 10III)	(1,017,066)	(708,716)	(12,825,359)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousand	
	Total on December 31, 2021	Total on December 31, 2020
B3 (stock exchange)	823,937,640	1,034,782,001
B3 (over-the-counter)	189,058,418	203,170,377
- Financial Institutions	73,884,030	44,352,093
- Companies	114,852,989	158,472,894
- Individuals	321,399	345,390
Overseas (stock exchange) (1)	5,257,959	15,256,532
Overseas (over-the-counter) (1)	30,734,951	20,700,172
Total	1,048,988,968	1,273,909,082

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand	
	Total on December 31, 2021	Total on December 31, 2020
Risk received in credit Swaps:	3,490,765	3,872,939
- Debt securities issued by companies	826,946	1,024,244
- Bonds of the Brazilian public debt	2,085,120	2,580,026
- Bonds of foreign public debt	578,699	268,669
Risk transferred in credit Swaps:	(1,512,316)	(1,304,372)
- Brazilian public debt derivatives	(831,495)	(332,589)
- Foreign public debt derivatives	(680,821)	(971,783)
Total net credit risk value	1,978,449	2,568,567
Effect on Shareholders' Equity	111,268	105,226
Remuneration on the counterparty receiving the risk	(33,927)	(26,462)

The contracts related to credit derivatives transactions described above are due in 2026. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On December 31, 2021, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (2)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	**144,256,921**	**144,075,173**	**(718,562)**	**(395,209)**
Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (1)	128,431,775	126,398,921	(316,082)	(173,845)
Total on December 31, 2020	**141,374,441**	**139,596,637**	**(215,968)**	**(118,782)**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2027, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2025, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(77,839) thousand.

During the year, there were early settlements related to cash flow accounting hedge instruments, recorded in income statement in the amount of R$(776,805) thousand, net of tax effects. There were no gains/(losses) recorded in income statement related to the cash flow accounting hedge during the year ended December 31, 2020.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged item are shares classified as Available for Sale. Valuation or divaluations in fair value that are effectively hedged are recognized in the income statement. Valuation or divaluations in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when performing the hedge. The ineffective portion of the hedged item is recognized directly in an equity account.

Strategy				R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Market adjustment recorded in income (gross of tax effects)	Market adjustment recorded in income (net of tax effects)
Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	**205,592**	**205,592**	**5,592**	**3,076**

For the next 12 months, the gains/(losses) related to the fair value hedge accounting, which are expected to be recognized in equity accounts is R$(4,025) thousand.

There were no gains/(losses) related to the fair value hedge, recorded in equity accounts, in the year ended December 31, 2021.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

				R$ thousand
Strategy	Fair value of hedge instruments	Fair value of hedged items	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	-839,389	(440,197)
Total on December 31, 2021	**4,658,609**	**2,800,937**	**(839,389)**	**(440,197)**
Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	-576,303	(316,967)
Total on December 31, 2020	**4,839,546**	**2,570,621**	**(576,303)**	**(316,967)**

(1) Whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$404 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the year ended December 31, 2021 was R$(38,333) thousand (R$(12,697) thousand in 2020).

III) Revenue from financial intermediation from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Fixed income securities (1)	13,310,425	22,417,006	21,803,879
Interbank investments (Note 7b)	5,460,745	8,994,263	6,644,472
Equity securities (2)	(1,510,003)	(2,159,188)	(1,565,569)
Subtotal	**17,261,167**	**29,252,081**	**26,882,782**
Income from insurance, pension plans and capitalization bonds (3)	4,364,312	8,928,812	5,161,816
Derivative financial instruments (Note 17e)	(1,017,066)	(708,716)	(12,825,359)
Total	**20,608,413**	**37,472,177**	**19,219,239**

(1) In the year ended December 31, 2021, there were losses net of reversals, due to impairment of financial assets (mostly debentures), in the amount of R$237,272 thousand (R$1,960,911 thousand in 2020), net of constitution/reversal. There was no result from a sale or transfer of financial assets in the year ended December 31, 2021 (R$2,637,989 thousand in 2020). In the 2nd half of 2021, there were losses net of reversals, due to impairment of financial assets (mostly debentures), the losses net of reversals were R$4,607 thousand (R$1,902,875 thousand in 2020);
(2) In the year ended December 31 and in the 2nd half of 2021, there were no losses due to impairment of shares (R$ 446,413 thousand in 2020); and
(3) In the year ended December 31, 2021, comprises financial income from insurance, pension plan and capitalization in the amount of R$22,121,225 thousand (R$23,505,822 thousand in 2020) and Expenses for updating and interest on technical provisions insurance, pension plan and capitalization in the amount of R$(13,192,413) thousand (R$(18,344,005) thousand in 2020).). In the 2nd half of 2021, comprises financial income from insurance, pension plan and capitalization in the amount of R$11,069,547 thousand (R$12,793,244 thousand in 2020) and Expenses for updating and interest on technical provisions insurance, pension plan and capitalization in the amount of R$(6,705,235) thousand (R$(9,276,135) thousand in 2020) (Note 17e).

11) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

										R$ thousand
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31, 2021 (A)	% (4)	Total on December 31, 2020 (A)	% (4)
Discounted trade receivables and loans (1)	22,136,968	15,027,232	15,510,258	30,542,701	42,353,838	138,451,628	264,022,625	38.9	228,926,469	39.7
Financing and on-lending	5,309,754	5,600,830	6,208,809	15,807,246	21,909,586	138,814,707	193,650,932	28.5	175,522,629	30.4
Agricultural and agribusiness loans	646,206	828,522	815,172	3,681,719	7,373,189	10,057,070	23,401,878	3.4	19,796,632	3.4
Subtotal	28,092,928	21,456,584	22,534,239	50,031,666	71,636,613	287,323,405	481,075,435	70.8	424,245,730	73.5
Leases	109,247	134,225	105,578	293,142	548,171	2,083,959	3,274,322	0.5	2,612,693	0.5
Advances on foreign exchange contracts (2)	1,634,744	1,945,572	2,578,911	5,121,000	5,242,564	42,399	16,565,190	2.4	7,531,922	1.3
Subtotal	29,836,919	23,536,381	25,218,728	55,445,808	77,427,348	289,449,763	500,914,947	73.7	434,390,345	75.3
Other receivables (3)	35,597,222	13,970,963	10,591,308	11,330,708	6,729,753	704,338	78,924,292	11.6	53,151,506	9.2
Credit portfolio	65,434,141	37,507,344	35,810,036	66,776,516	84,157,101	290,154,101	579,839,239	85.3	487,541,851	84.5
Acquisition of credit card receivables	8,481,491	3,267,489	1,721,226	1,225,649	543,112	-	15,238,967	2.2	8,349,458	1.4
Subtotal	73,915,632	40,774,833	37,531,262	68,002,165	84,700,213	290,154,101	595,078,206	87.5	495,891,309	85.9
Sureties and guarantees	3,076,536	2,751,877	1,453,988	8,981,605	19,867,417	47,335,670	83,467,093	12.3	80,236,602	13.9
Guarantee given on rural loans assigned	-	-	-	-	10,326	32,690	43,016	-	49,335	-
Letters of credit for imports	291,665	312,753	130,391	398,071	16,776	83,378	1,233,034	0.2	1,056,613	0.2
Confirmed exports loans	18,401	8,365	-	-	4,742	-	31,508	-	10,034	-
Total - Memorandum accounts	3,386,602	3,072,995	1,584,379	9,379,676	19,899,261	47,451,738	84,774,651	12.5	81,352,584	14.1
Total on December 31, 2021	77,302,234	43,847,828	39,115,641	77,381,841	104,599,474	337,605,839	679,852,857	100.0		
Total on December 31, 2020	50,124,635	32,797,925	28,706,360	69,953,413	82,806,256	312,855,304			577,243,893	100.0

R$ thousand

	Non-performing loans								
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on December 31, 2021 (B)	% (4)	Total on December 31, 2020 (B)	% (4)
Discounted trade receivables and loans (1)	1,076,655	1,373,839	1,086,925	2,757,088	3,241,716	9,536,223	88.1	6,801,586	83.3
Financing and on-lending	195,674	215,821	97,332	195,395	164,878	869,100	8.0	867,296	10.6
Agricultural and agribusiness loans	8,100	11,606	15,096	24,313	19,980	79,095	0.7	202,882	2.5
Subtotal	1,280,429	1,601,266	1,199,353	2,976,796	3,426,574	10,484,418	96.8	7,871,764	96.4
Leases	391	340	125	697	750	2,303	-	3,878	-
Advances on foreign exchange contracts (2)	2,179	542	629	893	-	4,243	-	75,506	0.9
Subtotal	1,282,999	1,602,148	1,200,107	2,978,386	3,427,324	10,490,964	96.8	7,951,148	97.3
Other receivables (3)	36,482	43,154	7,790	17,432	246,722	351,580	3.2	217,861	2.7
Total on December 31, 2021	1,319,481	1,645,302	1,207,897	2,995,818	3,674,046	10,842,544	100.0		
Total on December 31, 2020	1,316,834	976,552	779,041	1,888,198	3,208,384			8,169,009	100.0

R$ thousand

	Non-performing loans									
	Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31, 2021 (C)	% (4)	Total on December 31, 2020 ©	% (4)
Discounted trade receivables and loans (1)	733,605	645,864	637,053	1,458,722	2,411,157	7,710,397	13,596,798	73.5	10,025,193	73.6
Financing and on-lending	178,458	177,990	175,909	470,295	787,581	3,002,379	4,792,612	25.9	3,459,717	25.4
Agricultural and agribusiness loans	467	499	158	2,450	8,909	20,285	32,768	0.2	63,519	0.5
Subtotal	912,530	824,353	813,120	1,931,467	3,207,647	10,733,061	18,422,178	99.6	13,548,429	99.5
Leases	371	487	224	1,005	1,613	3,398	7,098	-	29,867	0.2
Subtotal	912,901	824,840	813,344	1,932,472	3,209,260	10,736,459	18,429,276	99.6	13,578,296	99.7
Other receivables (3)	6,271	5,805	4,832	12,383	17,793	18,277	65,361	0.4	43,855	0.3
Total on December 31, 2021	919,172	830,645	818,176	1,944,855	3,227,053	10,754,736	18,494,637	100.0		
Total on December 31, 2020	683,129	633,161	575,302	1,445,668	2,409,882	7,875,009			13,622,151	100.0

R$ thousand

	Total			
	Total on December 31, 2021 (A+B+C)	% (4)	Total on December 31, 2020 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	287,155,646	40.5	245,753,248	41.1
Financing and on-lending	199,312,644	28.1	179,849,642	30.0
Agricultural and agribusiness loans	23,513,741	3.3	20,063,033	3.3
Subtotal	509,982,031	71.9	445,665,923	74.4
Leases	3,283,723	0.5	2,646,438	0.4
Advances on foreign exchange contracts (2)	16,569,433	2.3	7,607,428	1.3
Subtotal	529,835,187	74.7	455,919,789	76.1
Other receivables (3)	79,341,365	11.2	53,413,222	8.9
Credit portfolio	609,176,420	85.9	509,333,011	85.0
Acquisition of credit card receivables	15,238,967	2.1	8,349,458	1.4
Subtotal	624,415,387	88.0	517,682,469	86.4
Sureties and guarantees	83,467,093	11.8	80,236,602	13.4
Guarantee given on rural loans assigned	43,016	-	49,335	-
Letters of credit for imports	1,233,034	0.2	1,056,613	0.2
Confirmed exports loans	31,508	-	10,034	-
Total - Memorandum accounts	84,774,651	12.0	81,352,584	13.6
Total on December 31, 2021	709,190,038	100.0		
Total on December 31, 2020			599,035,053	100.0

(1) Including credit card loans of R$13,628,712 thousand (R$9,922,375 thousand on December 31, 2020);

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities";

(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$45,870,572 thousand (R$34,605,794 thousand on December 31, 2020); and

(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

b) Modalities and levels of risk - credit portfolio and sureties and guarantees

													R$ thousand
	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total on December 31, 2021	% (1)	Total on December 31, 2020	% (1)
Discounted trade receivables and loans	34,251,264	68,870,631	87,565,903	47,427,399	14,414,885	8,432,216	5,522,542	4,451,724	16,219,082	287,155,646	41.3	245,753,248	41.7
Financing and on-lending	112,414,353	42,337,861	22,906,351	12,775,111	2,772,472	1,638,798	1,701,085	1,039,840	1,726,773	199,312,644	28.8	179,849,642	30.5
Agricultural and agribusiness loans	6,965,070	10,058,059	5,972,266	372,643	52,941	21,515	13,931	11,906	45,410	23,513,741	3.4	20,063,033	3.4
Subtotal	153,630,687	121,266,551	116,444,520	60,575,153	17,240,298	10,092,529	7,237,558	5,503,470	17,991,265	509,982,031	73.5	445,665,923	75.6
Leases	443,428	1,272,702	1,472,349	41,754	10,042	6,367	120	21,448	15,513	3,283,723	0.5	2,646,438	0.4
Advances on foreign exchange contracts (2)	4,395,231	6,305,231	4,703,144	1,016,493	12,993	14,316	10,889	687	110,449	16,569,433	2.4	7,607,428	1.3
Subtotal	158,469,346	128,844,484	122,620,013	61,633,400	17,263,333	10,113,212	7,248,567	5,525,605	18,117,227	529,835,187	76.4	455,919,789	77.3
Other receivables	23,050,304	24,138,489	13,178,978	15,835,504	2,037,307	247,933	83,092	65,305	704,321	79,341,233	11.5	53,413,222	9.1
Subtotal	181,519,650	152,982,973	135,798,991	77,468,904	19,300,640	10,361,145	7,331,659	5,590,910	18,821,548	609,176,420	87.9	509,333,011	86.4
Sureties and guarantees (3)	70,894,055	4,368,878	2,035,348	-	3,598,334	2,387,301	-	183,177	-	83,467,093	12.1	80,236,602	13.6
Total on December 31, 2021	252,413,705	157,351,851	137,834,339	77,468,904	22,898,974	12,748,446	7,331,659	5,774,087	18,821,548	692,643,513	100.0		
%	36.5	22.7	19.9	11.2	3.3	1.8	1.1	0.8	2.7	100.0			
Total on December 31, 2020	219,472,906	122,452,705	117,906,653	65,477,031	22,182,521	9,920,712	7,833,465	4,030,224	20,293,396			589,569,613	100.0
%	37.2	20.8	20.0	11.1	3.8	1.7	1.3	0.7	3.4			100.0	

(1) Percentage of each type in relation to the total loan portfolio, excluding loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities"; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 22b (I).

c) Composition of credit portfolio by risk level and days past due

I) Levels of risk

												R$ thousand	
	Levels of risk												
	Non-performing loans (3)												
	AA	A	B	C	D	E	F	G	H	Total on December 31, 2021	% (1)	Total on December 31, 2020	% (1)
Installments not yet due	-	-	1,989,048	2,815,586	3,419,480	2,426,000	1,242,590	1,361,911	5,240,022	18,494,637	100.0	13,622,151	100.0
1 to 30	-	-	107,614	174,757	181,593	110,886	54,387	54,401	235,534	919,172	5.0	683,129	5.0
31 to 60	-	-	95,268	150,350	156,300	100,071	50,610	53,185	224,861	830,645	4.5	633,161	4.6
61 to 90	-	-	90,876	148,217	152,720	102,015	51,314	51,691	221,343	818,176	4.4	575,302	4.2
91 to 180	-	-	196,442	297,314	353,616	265,278	132,905	136,749	562,551	1,944,855	10.5	1,445,668	10.6
181 to 360	-	-	312,409	485,416	590,406	436,416	221,781	233,373	947,252	3,227,053	17.4	2,409,882	17.7
More than 360	-	-	1,186,439	1,559,532	1,984,845	1,411,334	731,593	832,512	3,048,481	10,754,736	58.2	7,875,009	57.9
Past-due installments (2)	-	-	366,564	929,864	1,275,378	1,135,593	869,043	831,474	5,434,628	10,842,544	100.0	8,169,009	100.0
1 to 14	-	-	10,379	47,981	52,367	36,118	18,376	17,800	108,080	291,101	2.7	360,712	4.4
15 to 30	-	-	278,085	247,398	195,158	86,693	35,810	36,136	149,100	1,028,380	9.5	956,122	11.7
31 to 60	-	-	78,100	598,767	347,239	158,625	76,808	63,517	322,246	1,645,302	15.2	976,552	12.0
61 to 90	-	-	-	21,563	619,218	180,903	72,536	57,984	255,693	1,207,897	11.1	779,041	9.5
91 to 180	-	-	-	14,155	61,396	651,502	630,112	600,370	1,038,283	2,995,818	27.6	1,888,198	23.1
181 to 360	-	-	-	-	-	21,752	35,401	55,667	3,495,979	3,608,799	33.3	3,137,491	38.4
More than 360	-	-	-	-	-	-	-	-	65,247	65,247	0.6	70,893	0.9
Subtotal	-	-	2,355,612	3,745,450	4,694,858	3,561,593	2,111,633	2,193,385	10,674,650	29,337,181		21,791,160	
Specific provision	-	-	23,556	112,364	469,486	1,068,478	1,055,816	1,535,369	10,674,650	14,939,719		11,961,634	

(1) Percentage of installments by maturities;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) Contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

													R$ thousand
	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total on December 31, 2021	% (1)	Total on December 31, 2020	% (1)
Installments not yet due	181,418,012	152,524,007	133,360,424	73,451,109	14,453,157	6,746,773	5,192,419	3,368,946	8,099,912	578,614,759	99.8	486,587,327	99.8
1 to 30	16,625,536	22,558,913	10,207,776	11,696,710	2,089,417	378,939	118,648	97,678	436,044	64,209,661	11.1	44,177,948	9.1
31 to 60	9,608,883	11,696,439	7,782,053	6,583,288	1,149,572	282,585	102,336	57,005	245,183	37,507,344	6.5	30,282,983	6.2
61 to 90	10,592,892	11,421,711	6,543,197	5,638,546	1,011,848	262,074	66,579	56,515	216,674	35,810,036	6.2	26,424,865	5.4
91 to 180	20,758,485	18,268,832	13,997,801	9,425,744	1,656,928	707,353	1,167,793	262,911	530,669	66,776,516	11.5	62,087,977	12.7
181 to 360	24,178,888	23,132,481	19,900,533	12,160,647	2,308,314	1,014,219	403,607	309,466	748,946	84,157,101	14.5	68,743,531	14.1
More than 360	99,653,328	65,445,631	74,929,064	27,946,174	6,237,078	4,101,603	3,333,456	2,585,371	5,922,396	290,154,101	50.0	254,870,023	52.3
Past due up to 14 days	101,638	458,966	82,955	272,345	152,625	52,779	27,607	28,579	46,986	1,224,480	0.2	954,524	0.2
Subtotal	181,519,650	152,982,973	133,443,379	73,723,454	14,605,782	6,799,552	5,220,026	3,397,525	8,146,898	579,839,239	100.0	487,541,851	100.0
Generic provision	-	764,915	1,334,434	2,211,704	1,460,578	2,039,866	2,610,012	2,378,268	8,146,898	20,946,675		22,737,256	
Total on December 31, 2021	181,519,650	152,982,973	135,798,991	77,468,904	19,300,640	10,361,145	7,331,659	5,590,910	18,821,548	609,176,420			
Existing provision	-	924,992	1,642,702	3,441,967	5,448,821	5,054,554	4,582,668	5,189,972	18,821,548	45,107,224			
Minimum required provision	-	764,915	1,357,990	2,324,068	1,930,064	3,108,344	3,665,828	3,913,637	18,821,548	35,886,394			
Supplementary provision	-	160,077	284,712	1,117,899	3,518,757	1,946,210	916,840	1,276,335	-	9,220,830			
Total on December 31, 2020	150,473,894	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,293,396			509,333,011	
Existing provision	-	728,056	1,409,023	5,803,040	4,885,649	3,405,380	4,763,946	3,913,701	20,293,396			45,202,191	
Minimum required provision	-	599,659	1,161,109	1,958,058	1,834,216	2,114,563	3,916,732	2,821,157	20,293,396			34,698,890	
Supplementary provision	-	128,397	247,914	3,844,982	3,051,433	1,290,817	847,214	1,092,544	-			10,503,301	

(1) Percentage of maturities by installment; and

(2) Loans not yet past-due or past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Breakdown of credit portfolio

R$ thousand

Level of risk	Portfolio balance								
	Non-performing loans								
	Installments past due	Installments not yet due	Total - non-performing loans	Performing loans	Total	% (1)	Cumulative % on December 31, 2021 (2)	Cumulative % on December 31, 2020 (2)
AA	-	-	-	181,519,650	181,519,650	29.8	29.8	29.6
A	-	-	-	152,982,973	152,982,973	25.1	54.9	53.1
B	366,564	1,989,048	2,355,612	133,443,379	135,798,991	22.3	77.2	75.9
C	929,864	2,815,586	3,745,450	73,723,454	77,468,904	12.7	89.9	88.7
Subtotal	1,296,428	4,804,634	6,101,062	541,669,456	547,770,518	89.9		
D	1,275,378	3,419,480	4,694,858	14,605,782	19,300,640	3.2	93.1	92.3
E	1,135,593	2,426,000	3,561,593	6,799,552	10,361,145	1.7	94.8	93.7
F	869,043	1,242,590	2,111,633	5,220,026	7,331,659	1.2	96.0	95.2
G	831,474	1,361,911	2,193,385	3,397,525	5,590,910	0.9	96.9	96.0
H	5,434,628	5,240,022	10,674,650	8,146,898	18,821,548	3.1	100.0	100.0
Subtotal	9,546,116	13,690,003	23,236,119	38,169,783	61,405,902	10.1		
Total on December 31, 2021	10,842,544	18,494,637	29,337,181	579,839,239	609,176,420	100.0		
%	1.8	3.0	4.8	95.2	100.0			
Total on December 31, 2020	8,169,009	13,622,151	21,791,160	487,541,851	509,333,011	100.0		
%	1.6	2.7	4.3	95.7	100.0			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

III) Credit portfolio by days past due

R$ thousand

Exposure - Loans	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on December 31, 2021	563,894,052	10,967,653	13,482,704	3,629,229	7,982,803	8,971,973	248,006	609,176,420
Total on December 31, 2020	473,967,655	9,877,889	11,034,801	3,327,229	4,869,964	6,005,697	249,776	509,333,011

IV) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, we present below the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

Rating				R$ thousand
	On December 31, 2021		On December 31, 2020	
	Assets	Provision	Assets	Provision
AA	10,334	-	14,144	-
A	68,933	52	93,650	70
B	185,525	278	272,091	408
C	539,652	3,262	977,458	14,330
D	101,636	4,572	113,968	5,127
E	18,747	1,406	6,991	524
F	6,789	713	2,227	234
G	6,044	907	1,348	202
H	37,435	5,615	5,188	778
Total	**975,095**	**16,805**	**1,487,065**	**21,673**

d) Concentration of loans

				R$ thousand
	On December 31, 2021	% (1)	On December 31, 2020	% (1)
Largest borrower	4,591,389	0.8	10,661,873	2.1
10 largest borrowers	36,566,184	6.0	38,638,446	7.6
20 largest borrowers	56,694,208	9.3	56,123,996	11.0
50 largest borrowers	85,693,624	14.1	80,415,643	15.8
100 largest borrowers	109,004,242	17.9	98,516,270	19.3

(1) Percentage on total portfolio (as defined by Bacen).

e) Credit portfolio by economic sector

				R$ thousand
	On December 31, 2021	%	On December 31, 2020	%
Public sector	**6,274,554**	**1.0**	**11,810,973**	**2.3**
Oil, derivatives and aggregate activities	4,419,138	0.7	10,661,873	2.1
Production and distribution of electricity	1,306,448	0.2	1,074,867	0.2
Other industries	548,968	0.1	74,233	-
Private sector	**602,901,866**	**99.0**	**497,522,038**	**97.7**
Companies	**286,767,311**	**47.1**	**241,092,358**	**47.3**
Real estate and construction activities	23,708,445	3.9	20,092,249	3.9
Retail	42,151,968	6.9	36,498,461	7.2
Services	49,027,498	8.0	30,108,475	5.9
Transportation and concession	26,937,082	4.4	23,662,184	4.6
Automotive	12,660,961	2.1	15,625,309	3.1
Food products	17,426,747	2.9	13,378,255	2.6
Wholesale	22,341,759	3.7	16,479,704	3.2
Production and distribution of electricity	7,555,587	1.2	6,979,203	1.4
Iron and steel industry	9,398,330	1.5	10,036,586	2.0
Sugar and alcohol	7,213,887	1.2	6,878,558	1.4
Holding	2,138,697	0.4	2,971,345	0.6
Capital goods	3,655,407	0.6	3,408,997	0.7
Pulp and paper	3,736,314	0.6	3,589,015	0.7
Chemical	6,839,500	1.1	5,510,960	1.1
Cooperative	3,442,407	0.6	3,829,556	0.8
Financial	3,264,759	0.5	3,062,861	0.6
Leisure and tourism	3,922,523	0.6	4,011,957	0.8
Textiles	2,635,846	0.4	2,481,493	0.5
Agriculture	1,451,848	0.2	1,631,959	0.3
Oil, derivatives and aggregate activities	1,957,203	0.3	2,177,060	0.4
Other industries	35,300,543	5.8	28,678,171	5.6
Individuals	**316,134,555**	**51.9**	**256,429,680**	**50.3**
Total	**609,176,420**	**100.0**	**509,333,011**	**100.0**

f) Changes in the renegotiated portfolio

	R$ thousand	
	2021	2020
Opening Balances at the beginning of the year	**29,757,140**	**19,030,657**
Amount renegotiated	28,506,866	34,683,660
Amount received/Others (1)	(24,768,774)	(19,448,835)
Write-offs	(4,876,214)	(4,508,342)
Closing balance on December 31	**28,619,018**	**29,757,140**
Allowance for loan losses	17,830,360	18,311,603
Percentage on renegotiated portfolio	62.3%	61.5%

(1) Includes the settlement of renegotiated contracts through new transactions.

g) Income from loans and leases

	R$ thousand		
	2nd semester	Accrued on December 31	
	2021	2021	2020
Discounted trade receivables and loans	28,815,220	52,672,342	50,784,550
Financing and on-lending	9,782,973	18,041,438	16,427,918
Agricultural and agribusiness loans	639,983	1,278,823	1,506,278
Subtotal	**39,238,176**	**71,992,603**	**68,718,746**
Recovery of credits charged-off as losses	2,874,304	5,990,369	5,919,397
Subtotal	**42,112,480**	**77,982,972**	**74,638,143**
Leases, net of expenses	149,777	249,743	155,864
Total	**42,262,257**	**78,232,715**	**74,794,007**

h) Provision for allowance for loan losses, changes in provision for allowance for loan losses risk and allowance for loan losses expense

I) Composition - Provisions for Allowance for Loan Losses

R$ thousand

Level of risk	Provision									
	% Minimum provisioning required	Minimum required					Supplementary	Existing	Cumulative % on December 31, 2021 (1)	% On December 31, 2020 (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	764,915	764,915	160,077	924,992	0.6	0.6
B	1.0	3,666	19,890	23,556	1,334,434	1,357,990	284,712	1,642,702	1.2	1.2
C	3.0	27,896	84,468	112,364	2,211,704	2,324,068	1,117,899	3,441,967	4.4	8.9
Subtotal		31,562	104,358	135,920	4,311,053	4,446,973	1,562,688	6,009,661	1.1	1.8
D	10.0	127,538	341,948	469,486	1,460,578	1,930,064	3,518,757	5,448,821	28.2	26.6
E	30.0	340,678	727,800	1,068,478	2,039,866	3,108,344	1,946,210	5,054,554	48.8	48.3
F	50.0	434,521	621,295	1,055,816	2,610,012	3,665,828	916,840	4,582,668	62.5	60.8
G	70.0	582,031	953,338	1,535,369	2,378,268	3,913,637	1,276,335	5,189,972	92.8	97.1
H	100.0	5,434,628	5,240,022	10,674,650	8,146,898	18,821,548	-	18,821,548	100.0	100.0
Subtotal		6,919,396	7,884,403	14,803,799	16,635,622	31,439,421	7,658,142	39,097,563	63.7	64.7
Total on December 31, 2021		6,950,958	7,988,761	14,939,719	20,946,675	35,886,394	9,220,830	45,107,224	7.4	
%		15.4	17.7	33.1	46.4	79.6	20.4	100.0		
Total on December 31, 2020		5,738,357	6,223,277	11,961,634	22,737,256	34,698,890	10,503,301	45,202,191		8.9
%		12.7	13.8	26.5	50.3	76.8	23.2	100.0		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

II) Changes in provision for allowance for loan losses

	R$ thousand	
	2021	2020
- Specific provision (1)	**11,961,634**	**14,384,380**
- Generic provision (2)	**22,737,256**	**15,371,677**
- Supplementary provision (3)	**10,503,301**	**6,884,368**
Opening Balances at the beginning of the year	**45,202,191**	**36,640,425**
Accounting for allowance for loan losses (Note 11h III)	15,428,110	25,164,015
Write-offs	(15,744,749)	(17,246,061)
Exchange variation	221,672	547,117
Balance originating from an acquired institution (4)	-	96,695
Closing balance on December 31	**45,107,224**	**45,202,191**
- Specific provision (1)	**14,939,719**	**11,961,634**
- Generic provision (2)	**20,946,675**	**22,737,256**
- Supplementary provision (3)	**9,220,830**	**10,503,301**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse); and
(4) Represented by BAC Florida Bank.

III) Allowance for loan losses expense

Expenses with the allowance for loan losses expense, net of credit write-offs recovered, are as follows.

	R$ thousand		
	2nd semester	Accrued on December 31	
	2021	2021	2020
Amount recorded	7,969,835	15,428,110	25,164,015
Amount recovered	(2,874,304)	(5,990,369)	(5,919,397)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**5,095,531**	**9,437,741**	**19,244,618**

(1) In the year ended December 31, 2021, there was an assignment of credit not yet written-off, in the amount of R$4,511,338 thousand (R$1,076,953 thousand in 2020), whose sale value was R$1,021,264 thousand (R$146,355 thousand in 2020) and credit assignments of operations previously written off to loss, without retention of risks and benefits in the amount of R$10,336,572 thousand (R$ 7,348,109 thousand in 2020), whose sale value was R$761,917 thousand (R$209,168 thousand in 2020).

12) OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Foreign exchange portfolio (a)	37,281,983	25,944,605
Credit card operations	45,870,572	34,605,794
Trade and credit receivables (1)	34,297,647	19,107,790
Debtors for escrow deposits	19,819,051	18,489,500
Securities trading	4,795,860	6,111,610
Receivable insurance premiums	4,604,687	4,456,175
Receivables	1,293,457	1,300,355
Payments made to be reimbursed	830,816	619,754
Receivables on sureties and guarantees honored	297,316	146,158
Other investments	47,567	48,441
Receivables from sale of assets	99,023	123,797
Total	**149,237,979**	**110,953,979**

(1) It contemplates the termination of the exclusivity right in the exploitation of financial services and products.

a) Foreign exchange portfolio

Balances

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Assets – other financial instruments		
Exchange purchases pending settlement	27,326,455	17,464,744
Foreign exchange and forward documents in foreign currencies	24	2,589
Exchange sale receivables	9,911,900	8,823,836
(-) Advances in domestic currency received	(138,949)	(536,195)
Income receivable on advances granted	182,553	189,631
Total	**37,281,983**	**25,944,605**
Liability - Other financial instruments		
Exchange sales pending settlement	10,365,523	9,396,397
Exchange purchase payables	26,418,639	16,968,588
(-) Advances on foreign exchange contracts	(16,569,433)	(7,607,428)
Other	78	74
Total	**20,214,807**	**18,757,631**
Net foreign exchange portfolio	**17,067,176**	**7,186,974**
Memorandum accounts:		
- Loans available for import	1,233,034	1,056,613
- Confirmed exports loans	31,508	10,034

Foreign exchange results

Net foreign exchange income for presentation purposes

	R$ thousand		
	2nd semester	Accrued on December 31	
	2021	2021	2020
Revenue from financial intermediation – foreign exchange income	3,565,943	3,160,195	4,723,329
Adjustments:			
- Income on foreign currency financing (1)	76,653	115,390	366,561
- Income on export financing (1)	1,039,281	1,698,072	1,624,902
- Expenses of liabilities with foreign bankers (2) (Note 17d)	(1,656,738)	(1,845,845)	(5,122,684)
- Funding expenses (3)	(611,313)	(1,231,916)	(1,590,872)
- Other (4)	(1,170,911)	46,113	1,842,708
Total adjustments	**(2,323,028)**	**(1,218,186)**	**(2,879,385)**
Net foreign exchange income	**1,242,915**	**1,942,009**	**1,843,944**

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the exchange rate variations of amounts invested in foreign currency.

13) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled companies (joint venture)

R$ thousand

Companies	Headquarters location	Equity interest	Shareholding interest with voting rights	Investment book value	Equity Income - 2nd Semester (1)	Equity Income - Accumulated (1)	Current assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Other comprehensive income	Total Comprehensive Results	Earnings Received
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,564	1,836	8,728	3,191,545	1,155,424	2,429,956	1,917,013	(8,974)	36,296	-
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	219,491	24,393	53,446	914,853	1,977,956	866,662	1,132,175	-	178,605	-
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	313,658	3,384	(633)	2,504,889	1,621,205	3,029,473	311,473	(39,842)	(41,424)	-
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	23,653	(8,045)	(15,254)	93,479	1,079,405	161,048	942,313	-	(73,876)	-
Other (3)				5,438,863	228,155	392,330	-	-	-	-			223,892
Total investments in associates				6,106,229	249,723	438,617	6,704,766	5,833,990	6,487,139	4,302,974	(48,816)	99,601	223,892
Elo Participações Ltda.	São Paulo - Brazil	50.01%	50.01%	1,488,015	216,811	425,518	734,729	2,729,981	313,385	211,267	(1,074)	853,130	77,623
Total investments in joint ventures				1,488,015	216,811	425,518	734,729	2,729,981	313,385	211,267	(1,074)	853,130	77,623
Total on December 31, 2021				7,594,244	466,534	864,135	7,439,495	8,563,971	6,800,524	4,514,241	(49,890)	952,731	301,515

(1) Consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of the financial statements, allowed by regulation; and

(3) Basically includes investments in publicly-held companies Cielo S.A. and Fleury S.A.

R$ thousand

Companies	Headquarters location	Equity interest	Shareholding interest with voting rights	Investment book value	Equity Income - 2nd Semester (1)	Equity Income - Accumulated (1)	Current assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Other comprehensive income	Total Comprehensive Results	Earnings Received
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	106,085	3,118	4,384	5,492,157	1,410,680	4,265,660	2,107,953	(5,454)	14,767	1,042
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.32%	24.32%	166,044	23,918	35,285	685,459	1,796,631	716,566	1,089,234	-	130,596	-
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	332,244	(3,035)	(2,651)	2,499,009	1,446,089	2,809,293	305,194	5,041	(1,586)	-
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	20.00%	20.00%	28,680	(9,982)	(19,064)	199,844	1,063,455	138,933	980,967	-	(95,260)	-
Other (3)				4,910,452	223,143	297,940	-	-	-	-			52,994
Total investments in associates				5,543,505	237,162	315,894	8,876,469	5,716,855	7,930,452	4,483,348	(413)	48,517	54,036
Elo Participações Ltda.	São Paulo - Brazil	50.01%	50.01%	1,503,205	292,628	433,418	892,035	2,704,326	262,501	151,629	(1,722)	863,312	-
Total investments in joint ventures				1,503,205	292,628	433,418	892,035	2,704,326	262,501	151,629	(1,722)	863,312	-

(1) Consider the results calculated, periodically, by the companies and include equity variations recognized by the investees not recognized in the profit and loss, as well as alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of the financial statements, allowed by regulation; and
(3) Basically includes investments in publicly-held companies Cielo S.A. and Fleury S.A.

In 2021, with the exception of Cielo S.A. and Fleury S.A., the other investments mentioned in the previous table were not traded on any stock exchange. The market value of the investment in Cielo S.A. and Fleury S.A. totaled R$3,017,510 thousand in 2021 (2020 - R$5,002,162 thousand).

14) PREMISES AND EQUIPMENT

					R$ thousand	
	Annual depreciation rate	Cost	Accumulated depreciation	Accumulated Impairment of Assets	Cost, net of depreciation	
					On December 31, 2021	On December 31, 2020
Property and equipment:						
- Buildings	4%	2,736,252	(1,023,577)	(189)	1,712,486	1,816,468
- Land	-	784,628	-	30,983	815,611	863,480
Facilities, furniture and premises and equipment (1)	10%	5,482,664	(3,035,109)	(54,691)	2,392,864	2,623,051
Security and communication systems (1)	10%	379,604	(273,022)	(4,488)	102,094	152,264
Data processing systems (1)	20 to 40%	10,578,027	(7,331,101)	(15,393)	3,231,533	3,357,720
Transportation systems	10 to 20%	195,858	(99,250)	-	96,608	113,015
Assets under construction	-	672,719	-	-	672,719	519,465
Total on December 31, 2021		**20,829,752**	**(11,762,059)**	**(43,778)**	**9,023,915**	
Total on December 31, 2020		**20,923,269**	**(11,433,018)**	**(44,788)**		**9,445,463**

(1) In 2021, impairment was recorded under "Other Operating Expenses" in the amount of R$20,033 thousand.

The fixed assets to shareholders' equity ratio is 25.9% (30.1% on December 31, 2020) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

15) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,060,277 thousand (R$4,874,282 thousand on December 31, 2020), net of provisions for impairment and accumulated amortization, of which: (i) R$1,774,515 thousand (R$1,370,638 thousand on December 31, 2020) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury); and (ii) R$2,285,762 thousand (R$3,503,644 thousand on December 31, 2020) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the 2nd half of 2021, goodwill was amortized totaling R$304,145 thousand and in the year ended December 31, 2021, goodwill was amortized totaling R$1,251,918 thousand (R$1,661,414 thousand in 2020) (Note 32).

b) Intangible assets

Acquired intangible assets consist of:

				R$ thousand	
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
				On December 31, 2021	On December 31, 2020
Acquisition of rights to provide financial services (2)	Contract	9,235,362	(5,107,996)	4,127,366	4,151,613
Software (2)	20%	13,062,037	(8,130,767)	4,931,270	3,988,313
Goodwill (2) (3)	Up to 20%	13,595,153	(10,752,977)	2,842,176	4,060,058
Other	Contract	435,093	(399,208)	35,885	50,604
Total on December 31, 2021		**36,327,645**	**(24,390,948)**	**11,936,697**	
Total on December 31, 2020		**34,395,581**	**(22,144,993)**		**12,250,588**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";

(2) On December 31, 2021, there were write-off/impairment losses in: (i) Acquisition of right to provide financial services, in the amount of R$713,113 thousand (R$320,726 thousand in 2020); (ii) Software R$115,885 thousand (R$258,998 thousand in 2020); and (iii) Goodwill R$11,508 thousand (R$478,677 thousand in 2020); and

(3) On December 31, 2021, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,402,820 thousand (R$1,706,513 thousand as of December 31, 2020), Odonto System – R$109,156 thousand (R$143,223 thousand as of December 31, 2020), Bradescard Mexico - R$11,449 thousand (R$12,796 thousand as of December 31, 2020), Bradesco BBI – R$51,430 thousand (R$69,026 thousand as of December 31, 2020), Kirton Bank - R$581,893 thousand (R$1,421,663 thousand as of December 31, 2020) and RCB Investimentos - R$96,978 thousand (R$141,023 thousand as of December 31, 2020).

c) Changes in intangible assets by type

	R$ thousand			
	On December 31, 2020	Additions / (reductions)	Amortization for the period	On December 31, 2021
Acquisition of rights to provide financial services	4,151,613	1,332,721	(1,356,968)	4,127,366
Software	3,988,313	1,719,261	(776,304)	4,931,270
Goodwill – Future profitability (1)	3,016,257	(1,204,108)	(760,347)	1,051,802
Goodwill – Based on intangible assets and other reasons (1)	573,316	1,238,144	(456,707)	1,354,753
Goodwill – Difference in fair value of assets/liabilities	470,485	-	(34,864)	435,621
Other	50,604	335,251	(349,970)	35,885
Total	**12,250,588**	**3,421,269**	**(3,735,160)**	**11,936,697**
Total (2)	**12,250,976**	**3,996,697**	**(3,997,085)**	**12,250,588**

(1) Based on a purchase price allocation study report ("PPA"), prepared by a specialized and independent contractor, it made the initial allocation of the fair value of the assets acquired and liabilities assumed by BAC Florida; and

(2) Corresponds to the movement of assets from December 31, 2019 to December 31, 2020.

16) OTHER ASSETS

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Prepaid taxes	13,286,829	15,330,420
Other assets and values (a)	5,367,283	5,358,150
Other debtors	3,066,085	3,437,752
Interbank and interdepartmental accounts	348,500	669,474
Specific receivables	118,448	105,410
Other	1,503,771	1,851,495
Total	**23,690,916**	**26,752,701**

a) Other Assets and Values

I) Non-financial assets held for sale/other

	R$ thousand			
	Cost	Accumulated Impairment of Assets	Cost net of provision	
			On December 31, 2021	On December 31, 2020
Real estate	2,592,493	(1,687,950)	904,543	995,567
Vehicles and similar	557,110	(267,189)	289,921	206,071
Inventories/warehouse	11,875	-	11,875	13,243
Machinery and equipment	4,412	(3,174)	1,238	1,487
Other	19,605	(18,360)	1,245	40
Total on December 31, 2021	**3,185,495**	**(1,976,673)**	**1,208,822**	
Total on December 31, 2020	**3,251,170**	**(2,034,762)**		**1,216,408**

II) Prepaid expenses

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Deferred insurance acquisition costs (1)	1,159,821	1,070,033
Commission on the placement of loans and financing (2)	21,348	66,835
Advertising and marketing expenses (3)	368,644	404,145
Other (4)	631,975	565,967
Total	**2,181,788**	**2,106,980**

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3) Prepaid expenses of future advertising and marketing campaigns on media; and

(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

17) DEPOSITS FROM BANKS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Demand deposits - Financial Institutions	1,508,083	-	-	-	1,508,083	1,593,170
Interbank deposits	1,339,193	2,191,103	837,991	287,357	4,655,644	797,216
Securities sold under agreements to repurchase (a)	215,478,453	5,525,460	40,668	1,530,119	222,574,700	217,108,353
Borrowings (b)	2,869,340	16,267,641	7,409,123	-	26,546,104	23,966,470
Onlending (c)	1,399,772	2,515,569	3,590,923	16,218,485	23,724,749	23,814,958
Total on December 31, 2021	222,594,841	26,499,773	11,878,705	18,035,961	279,009,280	
%	79.8	9.5	4.3	6.4	100.0	
Total on December 31, 2020	221,467,748	18,319,819	9,944,641	17,547,959		267,280,167
%	82.9	6.9	3.7	6.5		100.0

a) Securities sold under agreements to repurchase

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Securities pledged as collateral	155,796,680	3,523,942	40,668	1,530,119	160,891,409	81,219,925
• Government securities	146,539,275	404,081	-	-	146,943,356	68,628,805
• Debentures	2,719,312	1,140,562	-	11,087	3,870,961	7,059,698
• Foreign	6,538,093	1,979,299	40,668	1,519,032	10,077,092	5,531,422
Securities received as collateral (1)	42,378,221	1,558,691	-	-	43,936,912	125,383,812
Right to sell or repledge the collateral (1)	17,303,552	442,827	-	-	17,746,379	10,504,616
Total on December 31, 2021	215,478,453	5,525,460	40,668	1,530,119	222,574,700	
%	96.8	2.5	-	0.7	100.0	
Total on December 31, 2020	215,010,248	561,529	10,993	1,525,583		217,108,353
%	99.0	0.3	-	0.7		100.0

(1) Represented by government securities.

b) Borrowing

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	On December 31, 2021	On December 31, 2020
In Brazil	-	-	1,010,274	1,010,274	-
– Official Institutions	-	-	1,010,274	1,010,274	-
Overseas	2,869,340	16,267,641	6,398,849	25,535,830	23,966,470
Total on December 31, 2021	2,869,340	16,267,641	7,409,123	26,546,104	
%	10.8	61.3	27.9	100.0	
Total on December 31, 2020	2,870,597	15,074,570	6,021,303		23,966,470
%	12.0	62.9	25.1		100.0

c) On-lending [1]

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
In Brazil	1,399,772	2,515,569	3,590,923	16,218,485	23,724,749	23,814,958
- FINAME	241,234	1,461,337	1,919,344	8,151,934	11,773,849	10,979,709
- BNDES	1,158,365	1,054,232	1,379,102	8,065,166	11,656,865	12,720,831
- National Treasury	-	-	292,455	-	292,455	112,354
- Other institutions	173	-	22	1,385	1,580	2,064
Total on December 31, 2021	1,399,772	2,515,569	3,590,923	16,218,485	23,724,749	
%	5.9	10.6	15.1	68.4	100.0	
Total on December 31, 2020	1,841,255	2,559,667	3,391,905	16,022,131		23,814,958
%	7.7	10.8	14.2	67.3		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Borrowing:			
- In Brazil	105,055	120,529	1,994,411
- Overseas	6,309,446	4,742,218	24,856,729
- Exchange variation from other assets and liabilities overseas	(3,141,552)	(1,933,473)	(15,965,826)
Subtotal borrowing	**3,272,949**	**2,929,274**	**10,885,314**
On-lending in Brazil:			
- BNDES	508,779	944,867	691,812
- FINAME	492,680	836,886	794,332
- National Treasury	2,310	2,840	4,702
- Other institutions	5	7	5
On-lending overseas:			
- Payables to foreign bankers (Note 12a)	1,656,738	1,845,845	5,122,684
Subtotal on-lending	**2,660,512**	**3,630,445**	**6,613,535**
Total	**5,933,461**	**6,559,719**	**17,498,849**

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Savings deposits	2,781,656	4,268,873	3,049,149
Time deposits	7,973,945	11,175,855	5,634,342
Securities sold under agreements to repurchase	8,435,800	12,529,476	8,217,902
Funds from securities issued (Note 19a)	5,385,732	7,543,275	5,576,416
Subordinated debts (Note 20b)	2,097,591	3,154,164	2,403,327
Other funding expenses	445,236	815,115	791,107
Subtotal	**27,119,960**	**39,486,758**	**25,672,243**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**6,705,235**	**13,192,413**	**18,344,005**
Total	**33,825,195**	**52,679,171**	**44,016,248**

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 10f III).

18) DEPOSITS FROM CUSTOMERS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Demand deposits - customers (1)	56,613,691	-	-	-	56,613,691	50,247,334
Savings deposits (1)	139,341,042	-	-	-	139,341,042	136,698,248
Time deposits (2)	27,013,821	47,974,278	61,694,101	237,089,317	373,771,517	358,347,161
Total on December 31, 2021	222,968,554	47,974,278	61,694,101	237,089,317	569,726,250	
%	39.2	8.4	10.8	41.6	100.0	
Total on December 31, 2020	202,956,337	50,518,912	54,368,623	237,448,871		545,292,743
%	37.2	9.3	10.0	43.5		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and
(2) Consider the maturities established in the contracts.

19) SECURITIES ISSUED

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2021	On December 31, 2020
Securities – Brazil:						
- Letters of credit for real estate	486,309	4,682,410	6,506,165	29,787,049	41,461,933	27,601,333
- Letters of credit for agribusiness	166,590	1,765,965	3,477,539	11,889,966	17,300,060	14,694,484
- Financial bills (1)	1,720,033	31,567,386	6,935,861	39,528,987	79,752,267	81,588,961
- Letters of credit guaranteed by property (2)	493,412	3,357,209	422,301	9,664,027	13,936,949	7,930,718
Subtotal	2,866,344	41,372,970	17,341,866	90,870,029	152,451,209	131,815,496
Securities – Overseas:						
- MTN Program Issues (3)	514,400	362,227	72,551	900,673	1,849,851	2,113,000
- Securitization of future flow of money orders received from overseas	-	56,357	55,805	9,024,799	9,136,961	9,119,512
- Issuance costs	-	-	-	(1,166)	(1,166)	(7,256)
Subtotal	514,400	418,584	128,356	9,924,306	10,985,646	11,225,256
Structured Operations Certificates	22,505	162,825	281,174	2,325,183	2,791,687	1,863,073
Total on December 31, 2021	3,403,249	41,954,379	17,751,396	103,119,518	166,228,542	
%	2.0	25.2	10.7	62.1	100.0	
Total on December 31, 2020	2,461,435	33,338,441	34,365,862	74,738,087		144,903,825
%	1.7	23.0	23.7	51.6		100.0

(1) On December 31, 2020, includes the amount of R$2,034,532 thousand, related to Financial Bills with guarantee in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020, transaction settled on May 6, 2021;

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$15,288,584 thousand (R$8,942,892 thousand in December 31, 2020), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1, 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 260, 254 and 262 months and a term of 3, 48 and 45 months, the credit rights correspond to 1.08% of total assets and 43.02% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.55% and 9.33%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and

(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

		R$ thousand
	2021	2020
Opening Balances at the beginning of the year	**144,903,825**	**170,727,563**
Issuance	105,221,591	61,833,816
Interest	7,543,275	5,576,416
Settlement and interest payments	(92,274,643)	(93,179,856)
Exchange variation	834,494	(54,114)
Closing balance on December 31	**166,228,542**	**144,903,825**

20) SUBORDINATED DEBT

a) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On December 31, 2021	On December 31, 2020
In Brazil				
Financial bills:				
2022	7	3,306,811	5,413,488	6,662,957
2023	7	1,347,452	2,125,935	2,011,986
2024	7	67,450	105,003	93,765
2025	7	5,425,906	6,427,648	6,126,601
2027	7	401,060	430,028	403,352
2021	8	-	-	2,565
2023	8	1,523,546	2,685,658	2,798,899
2024	8	136,695	214,204	196,932
2025	8	6,193,653	6,477,614	6,340,117
2026	8	694,800	821,253	783,605
2028	8	55,437	59,315	55,702
2021	9	-	-	15,460
2024	9	4,924	10,653	9,347
2025	9	370,344	546,022	507,771
2027	9	89,700	113,969	104,782
2021	10	-	-	56,608
2022	10	54,143	147,062	128,910
2023	10	688,064	1,504,108	1,318,725
2025	10	284,137	709,953	596,797
2026	10	196,196	380,719	329,699
2027	10	256,243	377,838	338,894
2028	10	248,300	355,845	308,959
2030	10	134,500	155,130	139,596
2031	10	7,270,000	7,491,477	-
2026	11	3,400	6,226	5,477
2027	11	47,046	70,532	65,771
2028	11	74,764	115,528	100,369
Perpetual		11,150,455	11,458,580	9,389,642
Subtotal in Brazil			**48,203,788**	**38,893,288**
Overseas:				
2021	11	-	-	8,539,366
2022	11	6,138,550	6,255,730	5,822,747
Issuance costs on funding			(8,441)	(9,169)
Subtotal overseas			**6,247,289**	**14,352,944**
Total (1) (2) (3)			**54,451,077**	**53,246,232**

(1) It includes the amount of R$31,129,540 thousand (R$26,741,610 thousand on December 31, 2020), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose – see note 35b;

(2) The information on results is presented on Note 17e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds; and

(3) During the year ended December 31, 2021, the subordinated debt issued abroad - Bradesco Grand Cayman - reached the maturity date and was settled for R$8,314,720 thousand.

b) Movement of subordinated debts

	R$ thousand	
	2021	2020
Opening Balances at the beginning of the year	**53,246,232**	**49,313,508**
Issuance	9,130,200	688,186
Interest	3,154,164	2,403,327
Settlement and interest payments	(11,165,628)	(2,374,538)
Exchange variation/Others	86,109	3,215,749
Closing balance on December 31	**54,451,077**	**53,246,232**

21) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Foreign exchange portfolio (Note 12a)	20,214,807	18,757,631
Interbank and interdepartmental accounts	31,256,372	28,284,539
Securities trading	3,992,900	5,877,144
Obligations for operations linked to assignment	5,199,819	6,098,991
Total	**60,663,898**	**59,018,305**

22) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions by account

								R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,179,406	1,225,279	241,065,876	237,436,250	-	-	242,245,282	238,661,529
Mathematical reserve for vested benefits (PMBC)	695,210	612,835	11,884,439	10,403,722	-	-	12,579,649	11,016,557
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,156,662	7,430,426	7,156,662	7,430,426
Reserve for claims incurred but not reported (IBNR)	4,961,922	4,040,072	1,013,842	945,744	-	-	5,975,764	4,985,816
Unearned premium reserve	4,922,416	4,381,913	2,483,194	1,719,098	-	-	7,405,610	6,101,011
Reserve for unsettled claims (PSL)	4,997,915	4,893,477	1,991,086	1,677,216	-	-	6,989,001	6,570,693
Reserve for financial surplus (PET)	-	-	861,170	783,786	-	-	861,170	783,786
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,163,481	1,053,215	1,163,481	1,053,215
Other reserves	3,376,202	3,136,012	5,027,038	4,780,007	80,497	87,278	8,483,737	8,003,297
Total technical provisions	20,133,071	18,289,588	264,326,645	257,745,823	8,400,640	8,570,919	292,860,356	284,606,330

II) Guarantees for technical provisions – minimum and actual values

	Insurance		Life and pension plans		Capitalization bonds		Total	R$ thousand
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Total technical provisions	20,133,071	18,289,588	264,326,645	257,745,823	8,400,640	8,570,919	292,860,356	284,606,330
(+) Monetary effect on the preparation of LAT (3)	-	-	1,295,070	2,700,356	-	-	1,295,070	2,700,356
(-) Portion corresponding to contracted reinsurance	(10,186)	(21,617)	(16,037)	(13,114)	-	-	(26,223)	(34,731)
(-) Premiums receivables	(1,774,506)	(1,502,349)	-	-	-	-	(1,774,506)	(1,502,349)
(-) Unearned premium reserve – Health and dental insurance (4)	(1,849,070)	(1,656,290)	-	-	-	-	(1,849,070)	(1,656,290)
Technical provisions to be covered	16,499,309	15,109,332	265,605,678	260,433,065	8,400,640	8,570,919	290,505,627	284,113,316
Investment fund quotas (VGBL and PGBL)	-	-	209,419,706	211,617,915	-	-	209,419,706	211,617,915
Investment fund quotas (excluding VGBL and PGBL)	4,354,207	4,367,527	25,661,527	29,465,654	1,206,730	785,435	31,222,464	34,618,616
Government securities	14,003,541	13,470,796	34,567,252	29,871,219	7,877,850	8,652,529	56,448,643	51,994,544
Private securities	-	34,580	270,249	79,114	-	-	270,249	113,694
Total assets held to guarantee technical provisions	18,357,748	17,872,903	269,918,734	271,033,902	9,084,580	9,437,964	297,361,062	298,344,769

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$3,280,927 thousand (R$3,044,169 thousand as of December 31, 2020) and the Reserve for Related Expenses of R$84,224 thousand (R$78,673 thousand as of December 31, 2020);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,047,124 thousand (R$2,822,392 thousand as of December 31, 2020), "Reserve for related expenses" of R$653,541 thousand (R$633,768 thousand as of December 31, 2020) and "Other technical provisions" of R$1,305,127 thousand (R$1,305,127 thousand as of December 31, 2020);

(3) The result of the liability adequacy test, carried out for the base date of December 31, 2021, showed a total insufficiency of R$1,295,070 thousand, which was fully offset by the surplus value of the guaranteeing assets; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

III) Insurance, pension plan contribution and capitalization bond retained premiums

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Written premiums	24,185,822	47,194,515	42,469,074
Pension plan contributions (including VGBL)	15,450,847	29,157,808	26,118,492
Capitalization bond income	2,776,029	5,493,340	5,257,125
Ceded coinsurance premiums	(28,033)	(45,879)	(66,647)
Refunded premiums	(12,481)	(24,669)	(41,070)
Net written premiums earned	**42,372,184**	**81,775,115**	**73,736,974**
Reinsurance premiums paid	(47,726)	(60,614)	(69,347)
Insurance, pension plan and capitalization bond retained premiums	**42,324,458**	**81,714,501**	**73,667,627**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(17,962,763)	(34,097,239)	(29,980,091)
Capitalization bond prize draws and redemptions	(2,447,329)	(4,866,373)	(4,709,311)
Retained claims	(17,571,593)	(34,222,302)	(27,717,828)
Insurance, pension plan and capitalization expenses	(1,757,905)	(3,337,262)	(3,161,655)
Other income from insurance, pension plans and capitalization bonds	**2,584,868**	**5,191,325**	**8,098,742**

b) Other reserves

		R$ thousand
	On December 31, 2021	On December 31, 2020
Provision for contingencies (Note 23)	23,979,615	24,254,031
Provision for Financial guarantees provided (I)	2,077,041	2,219,444
Other (1)	10,622,535	9,205,601
Total	**36,679,191**	**35,679,076**

(1) Includes the provision for restructuring in the amount of R$800,534 (R$980,978 thousand in 2020) recorded under "Other Operating Expenses".

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

				R$ thousand
	On December 31, 2021		On December 31, 2020	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,279,837	(816,655)	36,166,993	(856,200)
Bank sureties	45,978,124	(1,257,801)	43,056,285	(1,353,020)
Others	2,209,132	(2,585)	1,013,324	(10,224)
Total	83,467,093	(2,077,041)	80,236,602	(2,219,444)

23) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages (limit of R$44 thousand on December 31, 2021).

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite

complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually assessed based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a reasonable possibility of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,734,993 thousand (R$2,702,641 thousand on December 31, 2020): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,781,022 thousand (R$1,785,787 thousand on December 31, 2020): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$887,913 thousand (R$1,262,225 thousand on December 31, 2020): Bradesco is requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$647,878 thousand (R$635,802 thousand on December 31, 2020): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$527,970 thousand (R$415,785 thousand on December 31, 2020): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$450,289 thousand (R$440,524 thousand on December 31, 2020): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

- INSS Autonomous Brokers – R$343,896 thousand (R$333,852 thousand on December 31, 2020): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

		R$ thousand
	On December 31, 2021	On December 31, 2020
Labor claims	6,729,107	6,890,498
Civil claims	9,178,471	9,092,421
Provision for tax risks	8,072,037	8,271,112
Total (Note 22b)	**23,979,615**	**24,254,031**

V - Changes in provisions – Provision expenses

			R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2020	**6,890,498**	**9,092,421**	**8,271,112**
Adjustment for inflation	799,803	484,516	176,903
Provisions, net of (reversals and write-offs)	1,044,511	1,734,207	(351,476)
Payments	(2,005,705)	(2,132,673)	(24,502)
Balance on December 31, 2021	**6,729,107**	**9,178,471**	**8,072,037**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2021, R$7,979,276 thousand (R$7,222,015 thousand on December 31, 2020) for civil claims and R$37,556,235 thousand (R$35,761,167 thousand on December 31, 2020) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,708,225 thousand (R$9,431,944 thousand on December 31, 2020): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2004 to 2017 – R$7,455,648 thousand (R$7,251,952 thousand on December 31, 2020), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,450,794 thousand (R$5,354,315 thousand on December 31, 2020): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Social Security Contribution Taxes – 2014 to 2021 – R$2,875,747 thousand (R$2,079,650 thousand on December 31, 2020): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,501,667 thousand (R$1,444,586 thousand on December 31, 2020): related to the unconstitutional extension of the basis of calculation intended for other income related to the unconstitutional extension of the basis of calculation to revenues other than billed operating revenues (Law No. 9,718/98) in acquired companies;

- Leasing companies' – Tax on Services of any Nature (ISSQN), R$1,466,305 thousand (R$2,485,745 thousand on December 31, 2020) the requirement of this tax by municipalities other than those where the companies are installed is debatable, for which the tax is collected in the form of law, and cases of formal nullities occurring in the constitution of the tax credit. The reduction in the amount was due to the adhesion to the Incentive Installment Program (PPI) from the Municipality of São Paulo during October 2021;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,168,741 thousand (R$848,605 thousand on December 31, 2020): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2016 – R$875,658 thousand (R$834,272 thousand on December 31, 2020): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$686,308 thousand (R$649,441 thousand on December 31, 2020): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$507,915 thousand (R$463,501 thousand on December 31, 2020): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other matters

Due to the so-called "Operação Zelotes" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed and is currently waiting for the decision of the first-degree court, Bradesco is not part of this process.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any irregular conduct practiced by its former representatives.

As a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

24) OTHER LIABILITIES

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Sundry creditors (1)	4,971,568	5,289,505
Payment of taxes and other contributions	721,618	708,886
Credit card operations	3,944,174	3,337,346
Taxes and contributions payable	4,595,167	3,853,700
Liabilities for acquisition of assets and rights	1,375,489	1,582,134
Social and statutory	504,416	3,747,682
Obligations for quotas of investment funds	3,737,373	2,929,138
Other	6,501,780	8,452,564
Total	26,351,585	29,900,955

(1) It contemplates the termination of the exclusivity right in the exploitation of financial services and products.

25) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31, 2021	On December 31, 2020
Common	4,870,579,247	4,435,106,575
Preferred	4,848,500,325	4,435,106,111
Subtotal	**9,719,079,572**	**8,870,212,686**
Treasury (common shares) (1)	(17,493,900)	(7,307,259)
Treasury (preferred shares) (1)	(12,051,100)	(27,378,542)
Total outstanding shares	**9,689,534,572**	**8,835,526,885**

(1) In the first quarter of 2021, the cancellation of all shares held in treasury issued by the Company was approved and after revocation in April 2021, the repurchase of shares issued by the company to be held in treasury was approved (item e).

b) Changes in quantity of outstanding shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuing of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares	(17,493,900)	(12,051,100)	(29,545,000)
Number of outstanding shares as at December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572

(1) It benefited the shareholders registered in the records of Bradesco on April 16, 2021.

In the Special Shareholders' Meeting of March 10, 2021, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 883,552,687 new nominative-book entry shares, with no nominal value, whereby 442,779,931 are common and 440,772,756 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c) Profit reserves

	R$ mil	
	On December 31, 2021	On December 31, 2020
Profit reserves		
- Legal reserve (1)	11,548,007	10,450,722
- Statutory reserve (2)	56,122,893	48,955,093
Total	67,670,900	59,405,815

(1) Compulsorily constituted on the basis of 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and

(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

d) Earnings per share

i. Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below. For the purposes of calculating earnings per share, the quantity of shares was adjusted as if the share bonus approvaed on March 10, 2021 had occurred at the beginning of the earliest period presented:

	Accrued on December 31	
	2021 (1)	2020 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	10,476,174	7,898,810
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	11,469,514	8,647,767
Weighted average number of common shares outstanding (thousands)	4,862,614	4,870,579
Weighted average number of preferred shares outstanding (thousands)	4,842,953	4,848,500
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.15	1.62
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.37	1.78

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

e) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors held on June 22, 2021, the Board of Executive Officers' proposal was approved for payment to shareholders of intermediary interest on shareholders' equity, for the first half of 2021, in the amount of R$ 5,000,000 thousand, representing R$ $0.490007301 per common share and R$0.539008031 per preferred share, which payment was made on July 12, 2021.

At a meeting of the Board of Directors on December 9, 2021, the Board of Executive Officers' proposal was approved for the payment to shareholders of complementary dividends and interest on equity, related to the second half of 2021, in the amount of R$2,200,000 thousand, being dividends in the amount of R$2,000,000 thousand R$0.196595372 per common share and R$0.216254909 per preferred share and interest on equity in the amount of R$200,000 thousand R$0.019659537 per common share and R$0.021625491, which payment was made on December 30, 2021.

Interest on shareholders' equity for the year ended December 31, 2021, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	21,945,688	
(-) Legal reserve	1,097,285	
Adjusted calculation basis	**20,848,403**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid	7,240,089	
Withholding income tax on interest on shareholders' equity	(1,086,013)	
Interest on shareholders' equity (net)	6,154,076	
Supplementary dividends paid	2,000,000	
Interest on shareholders' equity (net) and total dividends accumulated in December 31, 2021	8,154,076	39.11
Interest on Shareholders' Equity (net) accumulated in December 31, 2020	4,715,775	30.00

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			R$ thousand
Monthly interest on shareholders' equity paid	0.206998	0.227698	1,861,951	279,293	1,582,658
Supplementary interest on shareholders´ equity paid	0.397359	0.437094	3,686,020	552,903	3,133,117
Total accrued on December 31, 2020	**0.604357**	**0.664792**	**5,547,971**	**832,196**	**4,715,775**
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,040,089	306,013	1,734,076
Intermediary interest on shareholders' equity paid (1)	0.490007	0.539008	5,000,000	750,000	4,250,000
Supplementary interest on shareholders´ equity paid (2)	0.019660	0.021625	200,000	30,000	170,000
Supplementary dividends paid (2)	0.196595	0.216255	2,000,000	-	2,000,000
Total accrued on December 31, 2021	**0.913260**	**1.004586**	**9,240,089**	**1,086,013**	**8,154,076**

(1) Interest on equity paid on July 12, 2021; and
(2) Interest on equity and supplementary dividends paid on December 30, 2021.

f) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2021, was approved the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 34,685,801 nominative-book-entry shares, being 7,307,259 common shares and 27,378,542 preferred, without reduction of share capital, approved by Bacen on April 6, 2021.

On April 23, 2021, the Board of Directors decided to revoke the repurchase program of shares issued for treasury and subsequent sale or cancellation, currently in effect, approved on December 23, 2020, which authorized the acquisition of up to 15,000,000 shares and institute a new repurchase program ("new program") that authorizes Bradesco's Board of Directors to acquire, in the period from April 26, 2021 up to 48,705,792 common shares and up to 48,485,003 preferred shares.

On December 31, 2021, 17,493,900 common shares and 12,051,100 preferred shares remained in treasury, with a total cost of R$666,702 thousand. The minimum, average and maximum cost per common share is R$17.94, R$21.07 and R$24.28 and per preferred share is R$20.88, R$24.73 and R$28.31 respectively. The market value of these shares, on December 31, 2021, was R$16.19 per common share and R$19.21 per preferred share.

26) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of December 31, 2021, the balance of minority interests in subsidiaries was R$713,955 thousand (R$759,241 thousand on December 31, 2020), represented, primarily by Odontoprev.

27) FEE AND COMMISSION INCOME

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Credit card income	4,031,094	7,510,685	6,754,319
Checking account	4,037,477	7,980,149	7,927,357
Loans	1,480,428	2,776,672	2,672,685
Collections	982,886	1,970,919	2,150,007
Consortium management	1,149,715	2,202,959	1,921,206
Asset management	696,560	1,340,761	1,348,214
Underwriting/ Financial Advisory Services	568,654	1,213,016	1,150,460
Custody and brokerage services	636,480	1,293,899	1,200,729
Payments	219,179	440,155	462,535
Other	383,312	800,020	644,397
Total	**14,185,785**	**27,529,235**	**26,231,909**

28) PAYROLL AND RELATED BENEFITS

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Salaries	5,405,976	10,247,413	9,475,900
Benefits	2,348,720	4,600,686	4,659,876
Social security charges	1,801,875	3,399,639	3,404,017
Employee profit sharing	934,915	1,843,861	1,533,955
Training	57,737	89,359	86,852
Total	**10,549,223**	**20,180,958**	**19,160,600**

29) OTHER ADMINISTRATIVE EXPENSES

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Outsourced services	2,683,913	5,040,190	4,948,258
Accumulated depreciation and amortization	1,533,859	3,113,431	3,115,962
Data processing	1,189,372	2,248,464	2,150,048
Communication	603,962	1,253,156	1,333,127
Asset maintenance	664,435	1,304,469	1,299,441
Rental	629,885	1,225,394	1,266,517
Financial system services	564,020	1,142,628	1,119,697
Advertising and marketing	910,213	1,340,104	1,052,083
Security and surveillance	282,938	581,656	698,206
Transport	378,022	703,416	651,238
Water, electricity and gas	176,205	356,177	373,056
Supplies	59,458	109,666	139,371
Travel	20,489	33,982	77,433
Other	662,601	1,243,162	1,091,221
Total	**10,359,372**	**19,695,895**	**19,315,658**

30) TAX EXPENSES

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Contribution for Social Security Financing (COFINS)	2,070,063	4,437,821	3,599,115
Social Integration Program (PIS) contribution	321,041	694,888	594,436
Tax on Services (ISSQN)	675,524	1,257,987	1,138,492
Municipal Real Estate Tax (IPTU) expenses	33,260	110,194	118,127
Other	166,172	327,567	598,733
Total	**3,266,060**	**6,828,457**	**6,048,903**

31) OTHER OPERATING INCOME

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Other interest income	734,228	1,704,700	1,388,976
Reversal of other operating provisions	1,990,688	3,579,010	2,225,305
Revenues from recovery of charges and expenses	275,619	410,731	318,654
Other	1,131,880	2,008,647	2,081,444
Total	**4,132,415**	**7,703,088**	**6,014,379**

32) OTHER OPERATING EXPENSES

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Other finance costs	1,842,592	2,372,495	1,013,616
Sundry losses	283,700	474,921	350,230
Discount granted	723,792	1,684,087	2,728,604
Commissions on loans and financing	384,506	722,036	518,944
Intangible assets amortization - payroll	691,404	1,320,447	1,274,928
Goodwill amortization (Note 15a)	304,145	1,251,918	1,661,414
Card marketing expenses	1,637,528	3,078,632	2,858,522
Other (1)	4,186,587	8,415,200	9,532,196
Total	**10,054,254**	**19,319,736**	**19,938,454**

(1) As of December 31, 2021, it includes: (i) impairment losses: on acquisition of the right to provide financial services, in the amount of R$713,113 thousand (R$3,712 thousand in 2020); software/hardware, in the amount of R$24,360 thousand (R$21,519 thousand in 2020); and goodwill on investments, in the amount of R$11,508 thousand (R$799,841 thousand in 2020); and (ii) expenses with provision for restructuring, in the amount of R$800,534 thousand (R$980,978 thousand in 2020), mainly related to the branch network and their structures.

33) NON-OPERATING INCOME (LOSS)

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Gain/loss on sale and write-off of assets and investments	(22,992)	25,894	(239,606)
Recording/reversal of non-operating provisions (1)	(161,658)	(324,519)	(80,078)
Other	24,583	61,522	(146,583)
Total	**(160,067)**	**(237,103)**	**(466,267)**

(1) Includes primarily the provision for devaluation of non-financial assets held for sale.

34) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Controlling shareholders (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Assets								
Interbank investments	-	-	431,132	186,504	-	-	431,132	186,504
Securities and derivative financial instruments	113,137	62,326	246,293	649,932	-	-	359,430	712,258
Loans and other assets	11	16	127,391	334,746	186,714	119,659	314,116	454,421
Liabilities								
Demand deposits/Savings accounts	7,726	164,651	52,881	22,515	21,217	17,685	81,824	204,851
Time deposits	2,472,296	1,289,430	671,714	595,078	275,519	126,130	3,419,529	2,010,638
Securities sold under agreements to repurchase	969,421	675,893	14,556	60,246	-	-	983,977	736,139
Funds from issuance of securities and subordinated debts	14,179,462	11,480,275	-	-	763,057	702,417	14,942,519	12,182,692
Derivative financial instruments	-	32,219	34,815	-	-	-	34,815	32,219
Interest on own capital payable	54,732	1,195,928	-	-	-	-	54,732	1,195,928
Other liabilities	-	-	12,285,329	10,808,025	30,737	18,594	12,316,066	10,826,619

2nd semester - R$ thousand

	Controlling shareholders (1)	Associates and Jointly controlled companies (2)	Key Management Personnel (3)	Total
Income from financial intermediation	1	16,335	-	16,336
Financial intermediation expenses	(571,847)	(64,781)	(30,457)	(667,085)
Income from services provided	62	57,685	42	57,789
Other expenses net of other operating revenues	33,321	(805,120)	378,501	(393,298)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 13; and
(3) Members of the Board of Directors and the Board of Executive Officers.

	Accrued on December 31 - R$ thousand							
	Controlling shareholders (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Income from financial intermediation	25,474	40,506	42,458	62,121	-	-	67,932	102,627
Financial intermediation expenses	(814,492)	(488,882)	(80,270)	(243,875)	(44,837)	(45,003)	(939,599)	(777,760)
Income from services provided	159	109	103,150	98,556	145	119	103,454	98,784
Other expenses net of other operating revenues	64,417	58,434	(1,687,257)	(1,644,088)	118,348	89,582	(1,504,492)	(1,496,072)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 13; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the conglomerate).

For 2021, the maximum amount of R$892,614 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$522,000 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Remuneration and Social Security Contribution to the INSS	501,460	892,580	534,696
Total	501,460	892,580	534,696

Post-employment benefits

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Defined contribution supplementary pension plans	311,780	516,118	513,082
Total	311,780	516,118	513,082

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Defined contribution supplementary pension plans	311,780	516,118	513,082
Total	311,780	516,118	513,082

(1) On December 31, 2021, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares (2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares on December 31, 2020).

35) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose objective is to advise the Chief Executive Officer in the performance of his duties in the management and control of all risks and the Organization's capital; and
- Risk Committee, whose main objective is to assess the Organization's risk management framework, as well as to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in this report is part of, or incorporated by reference in, the financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand	
	Prudential Conglomerate	
	On December 31, 2021	On December 31, 2020
Tier I capital	**130,565,270**	**118,281,835**
- Common equity	119,106,690	108,982,064
- Shareholders' equity	147,121,011	143,702,640
- Non-controlling interest/Other	(27,227)	164,088
- Prudential adjustments	(27,987,094)	(34,884,664)
- Additional Capital (2)	11,458,580	9,299,771
Tier II capital (2)	**19,670,960**	**17,441,839**
- Subordinated debts (Resolution No. 4.192/13)	19,670,960	16,274,254
- Subordinated debts (prior to Resolution No. 4.192/13)	-	1,167,585
Reference Equity (a)	**150,236,230**	**135,723,674**
- Credit risk	873,736,764	779,588,540
- Market risk	7,995,181	14,690,553
- Operational risk	71,593,740	64,413,820
Risk-weighted assets – RWA (b)	**953,325,685**	**858,692,912**
Basel ratio (a/b)	**15.8%**	**15.8%**
Tier I capital	**13.7%**	**13.8%**
- Common equity	12.5%	12.7%
- Additional capital	1.2%	1.1%
Tier II capital	**2.1%**	**2.0%**

(1) According to Resolution No. 4,193/13, the minimum required for tier I and common equity are 8.625% and 7.125%, respectively; and
(2) "Eligible Debt Capital Instruments" for regulatory capital purposes referred to Note 20a.

c) Indicator of Global Systemic Importance (IAISG)

According to the Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);

- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand	
	On December 31, 2021	On December 31, 2020
Fixed rates	1,693	5,014
IGPM/IPCA	2,008	3,645
Exchange coupon	21	342
Foreign currency	951	4,704
Equities	450	2,422
Sovereign/Eurobonds and Treasuries	3,049	7,477
Other	2,828	154
Correlation/diversification effect	(7,404)	(11,551)
VaR (Value at Risk)	**3,596**	**12,207**

Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$5.60 was used, while for a 1-year fixed interest rate of 11.80%, a 11.81% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$6.93 was used, while for a 1-year fixed interest rate of 11.80%, a 14.74% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$8.31 was used, while for a 1-year fixed interest rate of 11.80%, a 17.69% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

							R$ thousand
		Trading Portfolio (1)					
		On December 31, 2021			On December 31, 2020		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(273)	(72,496)	(137,888)	(105)	(11,776)	(23,317)
Price indexes	Exposure subject to variations in price index coupon rates	(2,069)	(58,427)	(115,254)	(1,788)	(41,702)	(84,093)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1)	(18)	(36)	(32)	(3,256)	(6,485)
Foreign currency	Exposure subject to exchange rate variations	(373)	(9,334)	(18,668)	(1,597)	(39,926)	(79,852)
Equities	Exposure subject to variation in stock prices	(47)	(1,177)	(2,355)	(354)	(8,856)	(17,712)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(363)	(3,114)	(6,295)	(167)	(11,955)	(23,430)
Other	Exposure not classified in other definitions	(436)	(2,387)	(4,765)	-	(41)	(82)
Total excluding correlation of risk factors		(3,562)	(146,955)	(285,262)	(4,043)	(117,512)	(234,971)
Total including correlation of risk factors		(2,256)	(96,633)	(185,755)	(2,647)	(73,605)	(147,689)

(1) Amounts net of tax effects.

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

R$ thousand

		Trading and Banking Portfolios (1)					
		On December 31, 2021			On December 31, 2020		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(13,603)	(3,642,541)	(7,039,005)	(12,180)	(1,553,493)	(2,974,461)
Price indexes	Exposure subject to variations in price index coupon rates	(26,327)	(3,142,601)	(5,586,279)	(27,143)	(2,227,123)	(4,031,341)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,488)	(70,758)	(138,972)	(2,277)	(71,852)	(141,860)
Foreign currency	Exposure subject to exchange rate variations	(5,539)	(138,469)	(276,938)	(2,202)	(65,746)	(131,493)
Equities	Exposure subject to variation in stock prices	(21,015)	(525,366)	(1,050,731)	(43,353)	(1,083,824)	(2,167,648)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,933)	(71,314)	(140,945)	(1,339)	(14,019)	(27,608)
Other	Exposure not classified in other definitions	(439)	(2,809)	(5,610)	(30)	(748)	(1,496)
Total excluding correlation of risk factors		(70,344)	(7,593,858)	(14,238,480)	(88,524)	(5,016,805)	(9,475,907)
Total including correlation of risk factors		(43,198)	(6,061,074)	(11,324,811)	(73,350)	(4,168,903)	(7,883,903)

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 280bps and 570bps (scenarios 2 and 3 respectively) in Dec/2021 (Dec/2020 - the values were approximately 60 bps and 120 bps in the scenarios 2 and 3 respectively).

g) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The socio-environmental risk management process has a governance structure, made up of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with Bacen Resolution No. 4,327/14 and observes the principles of relevance and proportionality, necessary given the complexity of the Organization's financial products and activity profile.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization’s Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory to the Equator Principles since 2004, which evaluates, among other requirements, the working conditions, respect for human rights, and impacts on traditional communities and the environment of projects financed, observing Brazilian legislation, guidelines the International Finance Corporation (IFC), and the World Bank Health, Safety and Environment Guidelines.

Since 2019, we have participated in sectoral initiatives focused on the development of methodologies and climate risk management tools for the banking industry, aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

At the international level, we participate in pilot projects coordinated by the financial section of the United Nations Environment Program (UNEP-FI), alongside banks from different countries.

h) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On December 31, 2021			On December 31, 2020
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**21,284,330**	**13,473,768**	**7,810,562**	**8,324,289**
Financial instruments	**1,540,106,149**	**1,429,197,800**	**110,908,349**	**88,684,148**
- Interbank investments	83,361,149	81,127,131	2,234,018	1,998,229
- Compulsory deposits with the Brazilian Central Bank	87,317,302	87,204,208	113,094	61,658
- Securities	688,022,963	655,429,005	32,593,958	32,927,526
- Derivative financial instruments	22,184,725	21,805,135	379,590	700,618
- Loans	509,982,031	462,301,838	47,680,193	33,940,017
- Other financial instruments	149,237,979	121,330,483	27,907,496	19,056,100
Leases	**3,283,723**	**3,283,723**	-	-
Allowance for loan losses	**(45,107,224)**	**(42,739,501)**	**(2,367,723)**	**(2,773,441)**
- Loans	(42,228,881)	(39,861,180)	(2,367,701)	(2,773,427)
- Leases	(57,535)	(57,535)	-	-
- Other receivables	(2,820,808)	(2,820,786)	(22)	(14)
Deferred tax assets	**85,766,298**	**85,761,867**	**4,431**	**25,082**
Investments in associates and jointly controlled entities	**7,594,244**	**7,594,244**	-	-
Premises and equipment	**20,829,752**	**20,633,114**	**196,638**	**178,116**
Intangible assets	**36,327,645**	**36,124,127**	**203,518**	**178,304**
Accumulated depreciation and amortization	**(36,153,007)**	**(35,825,098)**	**(327,909)**	**(292,223)**
- Premises and equipment	(11,762,059)	(11,600,810)	(161,249)	(141,630)
- Intangible assets	(24,390,948)	(24,224,288)	(166,660)	(150,593)
Other assets	**23,690,916**	**23,034,731**	**656,185**	**837,281**
Accumulated Impairment of Assets	**(3,957,258)**	**(3,952,395)**	**(4,863)**	**(5,441)**
Total assets	**1,653,665,568**	**1,536,586,380**	**117,079,188**	**95,156,115**
Liabilities				
Deposits and other financial liabilities	**1,144,344,330**	**1,023,237,749**	**121,106,581**	**107,106,719**
- Deposits from banks	279,009,280	242,991,194	36,018,086	30,045,237
- Deposits from customers	569,726,250	520,419,782	49,306,468	33,144,976
- Securities issued	166,228,542	155,242,897	10,985,645	11,225,257
- Subordinated debts	54,451,077	48,203,788	6,247,289	14,352,946
- Derivative financial instruments	14,265,283	9,983,386	4,281,897	4,556,394
- Other financial liabilities	60,663,898	46,396,702	14,267,196	13,781,909
Provisions	**329,539,547**	**329,313,190**	**226,357**	**153,142**
- Technical provision for insurance, pension plans and capitalization bonds	292,860,356	292,848,991	11,365	13,659
- Other reserves	36,679,191	36,464,199	214,992	139,483
Deferred income tax	**5,595,140**	**5,437,242**	**157,898**	**321,193**
Other liabilities	**26,351,585**	**25,785,610**	**565,975**	**1,037,359**
Total liabilities	**1,505,830,602**	**1,383,773,791**	**122,056,811**	**108,618,413**
Shareholders' equity				
Equity attributable to shareholders of the parent	147,121,011	147,121,011	-	-
Non-controlling interest	713,955	713,955	-	-
Total Shareholders' equity	**147,834,966**	**147,834,966**	-	-
Total Liability and Shareholders' equity	**1,653,665,568**	**1,531,608,757**	**122,056,811**	**108,618,413**
Net position of assets and liabilities			(4,977,623)	(13,462,298)
Net position of derivatives (2)			2,344,269	(4,216,783)
Other net off-balance-sheet accounts (3)			(709,998)	3,144,242
Net foreign exchange position (passive) (4)			(3,343,352)	(14,534,839)

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$1,984,398 thousand in the year ended December 31, 2021 (R$22,393,984 thousand in 2020), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$475,378 thousand (R$459,254 thousand in 2020).

II - The statement of financial position by maturity

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	21,284,330	-	-	-	-	21,284,330
Financial instruments	771,081,232	168,310,662	96,037,827	504,676,428	-	1,540,106,149
- Interbank investments (1)	61,843,254	11,936,241	6,812,695	2,768,959	-	83,361,149
- Compulsory deposits with the Brazilian Central Bank	87,204,208	113,094	-	-	-	87,317,302
- Securities (1) (2)	482,144,873	19,428,837	6,241,501	180,207,752	-	688,022,963
- Derivative financial instruments (1) (2)	5,835,188	2,367,960	768,322	13,213,255	-	22,184,725
- Loans	40,027,123	97,808,579	74,917,055	297,229,274	-	509,982,031
- Other financial instruments	94,026,586	36,655,951	7,298,254	11,257,188	-	149,237,979
Leases	3,283,723	-	-	-	-	3,283,723
Allowance for loan losses	(10,595,472)	(7,147,095)	(5,595,202)	(21,769,455)	-	(45,107,224)
- Loans	(9,269,667)	(6,029,950)	(5,261,807)	(21,667,457)	-	(42,228,881)
- Leases	(3,804)	(8,557)	(9,457)	(35,717)	-	(57,535)
- Other receivables	(1,322,001)	(1,108,588)	(323,938)	(66,281)	-	(2,820,808)
Deferred tax assets	454,537	13,995,229	9,772,992	61,543,540	-	85,766,298
Investments in associates and jointly controlled entities	-	-	-	-	7,594,244	7,594,244
Premises and equipment	194,090	970,452	1,164,543	5,953,980	784,628	9,067,693
Intangible assets	321,524	1,152,771	1,338,196	8,946,199	178,007	11,936,697
Other assets	11,262,110	1,423,109	1,932,628	9,073,069	-	23,690,916
Accumulated Impairment of Assets	(3,957,087)	-	-	(171)	-	(3,957,258)
Total on December 31, 2021	793,328,987	178,705,128	104,650,984	568,423,590	8,556,879	1,653,665,568
Total on December 31, 2020	803,924,746	179,578,949	94,570,135	504,891,900	8,073,314	1,591,039,044

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	508,405,372	132,357,551	97,597,565	394,525,262	11,458,580	1,144,344,330
- Deposits from banks (1) (3)	222,594,841	26,499,773	11,878,705	18,035,961	-	279,009,280
- Deposits from customers (3)	222,968,554	47,974,278	61,694,101	237,089,317	-	569,726,250
- Securities issued	3,403,249	41,954,379	17,751,396	103,119,518	-	166,228,542
- Subordinated debts	3,877	6,316,553	5,487,408	31,184,659	11,458,580	54,451,077
- Derivative financial instruments	8,201,701	486,330	728,575	4,848,677	-	14,265,283
- Other financial liabilities	51,233,150	9,126,238	57,380	247,130	-	60,663,898
Provisions	258,368,757	1,158,633	1,503,474	68,508,683	-	329,539,547
- Technical provision for insurance, pension plans and capitalization bonds (3)	246,610,505	-	-	46,249,851	-	292,860,356
- Other reserves	11,758,252	1,158,633	1,503,474	22,258,832	-	36,679,191
Deferred income tax	30,030	6,856	23,074	5,535,180	-	5,595,140

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	25,478,133	483,150	-	390,302	-	26,351,585
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	147,121,011	147,121,011
Non-controlling interest	-	-	-	-	713,955	713,955
Total Shareholders' equity	-	-	-	-	147,834,966	147,834,966
Total on December 31, 2021	792,282,292	134,006,190	99,124,113	468,959,427	159,293,546	1,653,665,568
Total on December 31, 2020	767,780,335	113,977,245	101,548,388	453,711,228	154,021,848	1,591,039,044

Net assets accumulated on December 31, 2021	1,046,695	45,745,633	51,272,504	150,736,667		
Net assets accumulated on December 31, 2020	36,144,411	101,746,115	94,767,862	145,948,534		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

36) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15, Bradesco and its subsidiaries, as sponsors of said plans, consider an economic and actuarial study to calculate actuarial commitments using the real rate of interest and recognizing the obligation in the financial statements. The funds guaranteeing the pension plans are investing in accordance with the applicable legislation (public and private bonds, shares of publicly-held companies and real estate companies). The main assumptions used by the independent actuary in the actuarial valuation are as follows:

Risk factors	On December 31 2021	2020
Nominal discount rate	3.25% - 8.65% p.a.	3.25% - 7.26% p.a.
Nominal rate of future salary increases	3.25% p.a.	3.25% p.a.
Nominal growth rate of social security benefits and plans	3.25% p.a.	3.25% p.a.
Initial rate of growth of medical costs	7.38% - 7.90% p.a.	7.38% - 8.41% p.a.
Inflation rate	3.25% p.a.	3.25% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of their assets to cover these obligations is represented below:

				R$ thousand
	Retirement Benefits		Other post-employment benefits	
	Year ended on December 31		Year ended on December 31	
	2021	2020	2021	2020
(i) Projected benefit obligations:				
At the beginning of the year	**3,182,128**	**3,065,146**	**966,430**	**917,870**
Cost of current service	305	546	-	-
Interest cost	215,259	212,033	65,985	66,772
Participant's contribution	450	556	-	-
Actuarial gain/(loss) (1)	(155,242)	123,504	(146,763)	13,671
Past service cost - plan changes	-	-	-	-
Early elimination of obligations	-	-	(12,023)	-
Benefit paid	(244,231)	(219,657)	(32,511)	(31,883)
At the end of the year	**2,998,669**	**3,182,128**	**841,118**	**966,430**
(ii) Plan assets at fair value:				
At the beginning of the year	**2,759,745**	**2,716,865**	**-**	**-**
Expected earnings	186,324	187,531	-	-
Actuarial gain/(loss) (1)	(175,560)	59,071	-	-
Contributions received:			-	-
Employer	28,025	15,150	-	-
Employees	450	556	-	-
Benefit paid	(244,157)	(219,428)	-	-
At the end of the year	**2,554,827**	**2,759,745**	**-**	**-**
(iii) Changes in the unrecoverable surplus:				
At the beginning of the year	**310**	**36,155**	**-**	**-**
Interest on the irrecoverable surplus	29	2,736	-	-
Change in irrecoverable surplus (1)	7,113	(38,581)	-	-
At the end of the year	**7,452**	**310**	**-**	**-**
(iv) Financed position:				
Plans in deficit (2)	451,294	422,693	841,118	966,430
Net balance	**451,294**	**422,693**	**841,118**	**966,430**

(1) In the year ended December 31, 2021, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R$ (65,671) thousand, R$ 21,593 thousand in 2020, net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of above-mentioned plans, considering an economic and actuarial study, calculated their actuarial commitments and recognized in their financial statements the actuarial obligation due.

The net cost/(benefit) of pension plans, recognized in the income statement, includes the following components:

	R$ - thousand	
	Year ended on December 31	
	2020	2020
Projected benefit obligations:		
Cost of service	1,325	546
Cost of interest on actuarial obligations	281,184	278,805
Expected earnings from the assets of the plan	(186,324)	(187,531)
Interest on irrecoverable surplus	29	2,736
Net cost/(benefit) of the pension plans	**96,214**	**94,556**

Maturity profile of the present value of defined benefit plan obligations for the coming years:

	R$ thousand	
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	11.06	12.19
2022	258,010	44,629
2023	262,825	46,503
2024	267,545	49,876
2025	271,811	53,346
2026	275,566	57,194
After 2027	1,413,941	343,687

In 2022, the expected contributions to the defined benefit plans are R$ 44,695 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of asset managers; and
- Private and public securities, a representative portion of the investment portfolio of the Company and its subsidiaries, whose profitability is higher than inflation plus interest, with short to long maturities deadline.

The funds guaranteeing the pension plans are invested in accordance with the legislation relevant (public and private bonds, shares of public companies and real estate) and the average allocation of assets belonging to the pension plan, by asset category, is as follows:

	On December 31							
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan	
	2021	2020	2021	2020	2021	2020	2021	2020
Asset categories								
Equities	10.4%	-	8.9%	3.8%	-	-	13.3%	-
Fixed income	82.7%	91.3%	84.1%	91.9%	84.4%	100.0%	86.7%	100.0%
Real estate	5.0%	5.6%	1.6%	2.6%	-	-	-	-
Other	1.9%	3.1%	5.4%	1.7%	15.6%	-	-	-
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

The table below, of the sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on actuarial exposure (7.38% - 8.65% p.a.) due to the change in the discount rate assumption and medical inflation by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	9.43% - 9.65%	Increase of 1 p.p.	Reduction	(327,565)
Discount rate	7.43% - 7.65%	Decrease of 1 p.p.	Increase	385,012
Medical Inflation	8.38% - 8.90%	Increase of 1 p.p.	Increase	91,866
Medical Inflation	6.38% - 6.90%	Decrease of 1 p.p.	Reduction	(77,500)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the in the 2nd half of 2021, were R$516,188 thousand and in the year ended December 31, 2021, were R$994,218 thousand (R$959,220 thousand in 2020).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and professional training, the amount of which, including the aforementioned contributions, totaled, in the in the 2nd half of 2021, the amount of R$2,406,457 thousand and in the year ended December 31, 2021, were R$4,690,045 thousand (R$4,746,728 thousand in 2020).

37) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Income before income tax and social contribution	12,099,169	30,495,649	5,091,348
Total burden of income tax and social contribution at the current rates (Note 3f)	(5,444,625)	(13,723,042)	(2,291,107)
Effect on the tax calculation:			
Equity investment in unconsolidated and jointly controlled companies	209,941	388,861	337,190
Net non-deductible expenses of non-taxable income	306,005	427,769	8,203
Interest on shareholders' equity (paid and payable)	1,875,630	3,258,040	2,496,587
Other amounts (1)	871,910	1,306,893	11,101,455
Income tax and social contribution for the period	**(2,181,139)**	**(8,341,479)**	**11,652,328**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad in the amount of R$443,247 thousand (R$10,047,819 thousand in 2020) and in the in the 2nd half of 2021, the amout of R$904,943 thousand; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

			R$ thousand
	2nd semester	Accrued on December 31	
	2021	2021	2020
Current taxes:			
Income tax and social contribution payable	(1,598,235)	(5,811,155)	(5,111,044)
Deferred taxes:			
Constitution/realization in the period on temporary additions and exclusions	(1,359,989)	(2,622,375)	6,036,325
Use of opening balances of:			
Social contribution loss	262,315	(132,605)	(63,150)
Income tax loss	325,562	(176,144)	(79,842)
Constitution in the period of:			
Social contribution loss	42,677	117,270	4,813,120
Income tax loss	146,531	283,530	6,056,919
Total deferred tax expense	**(582,904)**	**(2,530,324)**	**16,763,372**
Income tax and social contribution for the period	**(2,181,139)**	**(8,341,479)**	**11,652,328**

c) Deferred income tax and social contribution

	Balance on December 31, 2020	Amount recorded	Amount realized	Balance on December 31, 2021
				R$ thousand
Allowance for loan losses	44,767,317	7,947,879	(9,031,983)	43,683,213
Civil provisions	3,966,790	544,737	(499,595)	4,011,932
Tax provisions	3,396,469	139,310	(134,528)	3,401,251
Labor provisions	3,060,637	562,263	(626,523)	2,996,377
Impairment of securities and investments	3,750,503	559,875	(398,206)	3,912,172
Non-financial assets held for sale	852,001	208,205	(214,539)	845,667
Fair value adjustment of trading securities and derivatives	991,069	194,106	(831,672)	353,503
Amortization of goodwill	345,120	24,186	(169,652)	199,654
Other	5,253,592	2,742,057	(2,524,352)	5,471,297
Total deductible taxes on temporary differences	**66,383,498**	**12,922,618**	**(14,431,050)**	**64,875,066**
Income tax and social contribution losses in Brazil and overseas	18,609,868	400,800	(308,749)	18,701,919
Subtotal	**84,993,366**	**13,323,418**	**(14,739,799)**	**83,576,985**
Adjustment to fair value of available-for-sale securities	56,403	2,145,930	(13,020)	2,189,313
Total deferred tax assets (Note 3f)	**85,049,769**	**15,469,348**	**(14,752,819)**	**85,766,298**
Deferred tax liabilities (Note 37e)	**7,951,848**	**1,441,385**	**(3,798,093)**	**5,595,140**
Deferred tax assets, net of deferred tax liabilities	**77,097,921**	**14,027,963**	**(10,954,726)**	**80,171,158**
- Percentage of net deferred tax assets on capital (Ntoe 35b)	**56.8%**			**53.4%**
- Percentage of net deferred tax assets over total assets	**4.8%**			**4.8%**

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2021, there was a total of R$12,681 thousand (R$12,194 thousand as of December 31, 2020) of unrecognized deferred tax assets, primarily related to temporary differences. These credits will only be recorded upon the effective perspective of realization according to the technical study and analyses made by the Board as required by Bacen.

In view of the short period of validity of the increase in the CSLL rate, determined by Law No. 14,183, of July 14, 2021 (note 3f), it did not have significant impacts on the Financial Statements.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	Temporary differences		Carry-forward tax losses		R$ thousand
	Income tax	Social contribution	Income tax	Social contribution	Total
2022	6,859,367	5,309,832	207,454	180,258	12,556,911
2023	9,227,061	7,281,917	218,218	191,937	16,919,133
2024	8,614,099	6,846,612	173,809	187,830	15,822,350
2025	7,890,869	6,275,281	130,871	163,567	14,460,588
2026	3,079,832	2,292,938	1,518,126	1,254,345	8,145,241
2027	157,665	107,348	2,033,931	1,625,597	3,924,541
2028	194,696	137,969	1,940,771	1,525,406	3,798,842
2029	43,448	26,875	2,036,014	1,609,721	3,716,058
2030	171,327	103,571	1,690,665	1,819,388	3,784,951
2031	163,398	90,961	7,062	186,949	448,370
Total	**36,401,762**	**28,473,304**	**9,956,921**	**8,744,998**	**83,576,985**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2021, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$76,415,054 thousand (R$80,653,629 thousand on December 31, 2020), of which: R$60,621,807 thousand (R$63,973,290 thousand on December 31, 2020) of temporary differences; and R$15,793,247 thousand (R$16,680,339 thousand on December 31, 2020) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on December 31, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	936,149	(2,260)	1,824,164
Difference in depreciation	232,848	47,815	(5,976)	274,687
Judicial deposit	2,184,863	232,768	(90,979)	2,326,652
Other	851,918	86,443	(90,017)	848,344
Total deferred liabilities on temporary exclusions	**4,159,904**	**1,303,175**	**(189,232)**	**5,273,847**
Adjustment to fair value of available-for-sale securities	3,791,944	138,210	(3,608,861)	321,293
Total deferred tax expense (Note 37c)	**7,951,848**	**1,441,385**	**(3,798,093)**	**5,595,140**

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousand
	On December 31, 2021		On December 31, 2020	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	83,361,149	83,375,054	191,147,208	191,196,047
Compulsory deposits with the Brazilian Central Bank	87,317,302	87,317,302	83,757,533	83,757,533
Securities:				
- Trading securities	314,513,422	314,513,422	251,171,296	251,171,296
- Available-for-sale securities	287,582,478	287,582,478	265,513,501	265,513,501
- Held-to-maturity securities	85,927,063	86,732,851	99,813,090	109,730,473
Derivative financial instruments	22,184,725	22,184,725	24,815,393	24,815,393
Loans (1)	609,176,420	607,725,289	509,333,011	513,945,753
Other financial instruments	69,896,614	69,896,614	57,540,757	57,540,757
Liabilities				
Deposits from banks	279,009,280	279,299,225	267,280,167	267,240,795
Deposits from customers	569,726,250	570,368,593	545,292,743	545,341,621
Securities issued	166,228,542	155,235,456	144,903,825	143,988,723
Subordinated debt	54,451,077	55,756,684	53,246,232	54,192,090
Derivative financial instruments	14,265,283	14,265,283	18,697,682	18,697,682
Other financial liabilities	44,094,465	44,094,465	51,410,877	51,410,877

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow

methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 7%.

To fair value securities which have no consistent, regularly updated, public price source, Bradesco uses models defined by the CMM (mark-to-market commission) and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousand
	On December 31, 2021				On December 31, 2020			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**282,407,213**	**31,627,904**	**478,305**	**314,513,422**	**231,598,361**	**19,253,501**	**319,434**	**251,171,296**
Financial treasury bills	143,195,011	-	-	143,195,011	147,578,842	-	-	147,578,842
National treasury notes	47,546,733	6,487,867	-	54,034,600	44,279,165	6,345,101	-	50,624,266
Financial bills	-	18,325,994	-	18,325,994	-	7,775,628	-	7,775,628
National treasury bills	61,794,819	-	-	61,794,819	17,741,893	-	-	17,741,893
Debentures	8,474,650	4,759,006	122,888	13,356,544	3,747,299	2,951,834	174,753	6,873,886
Brazilian foreign debt securities	307,452	-	-	307,452	725,515	-	-	725,515
Other	21,088,548	2,055,037	355,417	23,499,002	17,525,647	2,180,938	144,681	19,851,266
Derivatives	**(220,868)**	**8,491,757**	**(351,447)**	**7,919,442**	**71,281**	**6,273,607**	**(227,177)**	**6,117,711**
Derivative financial instruments (assets)	3,982,364	18,022,857	179,504	22,184,725	138,708	24,657,390	19,295	24,815,393
Derivative financial instruments (liabilities)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)	(67,427)	(18,383,783)	(246,472)	(18,697,682)
Available-for-sale securities	**195,662,635**	**81,254,564**	**10,665,279**	**287,582,478**	**186,660,906**	**68,307,132**	**10,545,463**	**265,513,501**
National treasury notes	78,446,234	-	-	78,446,234	73,271,680	-	-	73,271,680
Debentures	9,212,481	55,712,917	9,152,766	74,078,164	6,354,515	48,446,791	9,577,824	64,379,130
National treasury bills	42,902,735	-	-	42,902,735	68,247,967	-	-	68,247,967
Shares	6,018,528	1,503,503	1,363	7,523,394	11,153,243	1,104,155	1,362	12,258,760
Foreign government bonds	7,404,875	-	-	7,404,875	6,508,218	-	-	6,508,218
Foreign corporate securities	6,147,618	-	-	6,147,618	6,653,994	-	-	6,653,994
Promissory Notes	-	6,278,812	-	6,278,812	-	7,167,074	-	7,167,074
Certificates of real estate receivables	-	1,387,659	267,900	1,655,559	-	1,620,938	119,124	1,740,062
Other	45,530,164	16,371,673	1,243,250	63,145,087	14,471,289	9,968,174	847,153	25,286,616
Total	**477,848,980**	**121,374,225**	**10,792,137**	**610,015,342**	**418,330,548**	**93,834,240**	**10,637,720**	**522,802,508**
Public	**425,586,324**	**6,501,091**	**25,786**	**432,113,201**	**370,447,630**	**6,345,101**	**30,466**	**376,823,197**
Private	**52,262,656**	**114,873,134**	**10,766,351**	**177,902,141**	**47,882,918**	**87,489,139**	**10,607,254**	**145,979,311**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2020	319,434	19,295	(246,472)	10,545,463	10,637,720
Recognized in income	99,731	-	-	192,561	292,292
Recognized in other comprehensive income	-	-	-	293,780	293,780
Acquisitions	112,385	160,209	(284,479)	1,621,420	1,609,535
Disposals	(69,012)	-	-	(1,961,098)	(2,030,110)
Maturities	-	-	-	(314,264)	(314,264)
Transfer to other levels (1)	15,767	-	-	287,417	303,184
Balance on December 31, 2021	478,305	179,504	(530,951)	10,665,279	10,792,137

(1) These papers were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus occurring the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios				R$ thousand
		On December 31, 2021		On December 31, 2020	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	(40)	(25)	(177)
	2	(31)	(9,925)	(3,672)	(29,423)
	3	(60)	(18,043)	(6,971)	(59,072)
Price indexes	1	(1)	(1)	(4)	-
	2	(223)	(183)	(83)	-
	3	(439)	(359)	(165)	-
Exchange coupon	1	-	-	-	-
	2	-	-	-	(8)
	3	-	-	-	(17)
Foreign currency	1	-	-	-	(22)
	2	-	-	-	(608)
	3	-	-	-	(1,216)
Equities	1	(1,947)	(7)	(671)	(7)
	2	(48,681)	(187)	(15,373)	(187)
	3	(97,361)	(375)	(33,542)	(375)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.54, a scenario of R$5.60 was applied, while for a 1-year fixed interest rate of 11.80%, a scenario of 11.81% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.54, a scenario of R$6.93 was applied, while for a 1-year fixed interest rate of 11.80%, a 14.74% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.54 a scenario of R$8.31 was applied, while for a 1-year fixed interest rate of 11.80%, a 17.69% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousand
	On December 31, 2021					On December 31, 2020				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	83,375,054	-	83,375,054	83,361,149	-	191,196,047	-	191,196,047	191,147,208
Securities held to maturity	80,568,748	5,920,745	243,358	86,732,851	85,927,063	102,937,411	6,557,341	235,721	109,730,473	99,813,090
Loans	-	-	607,725,289	607,725,289	609,176,420	-	-	513,945,753	513,945,753	509,333,011
Liabilities										
Deposits from banks	-	-	279,299,225	279,299,225	279,009,280	-	-	267,240,795	267,240,795	267,280,167
Deposits from customers	-	-	570,368,593	570,368,593	569,726,250	-	-	545,341,621	545,341,621	545,292,743
Securities issued	-	-	155,235,456	155,235,456	166,228,542	-	-	143,988,723	143,988,723	144,903,825
Subordinated debt	-	-	55,756,684	55,756,684	54,451,077	-	-	54,192,090	54,192,090	53,246,232

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 9b (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Our accrued accounting result until December 2021 was R$21,945 million, the recurring result was R$24,054 million and the non-recurring result was R$ (2,109) million net of taxes, which is not expected to occur in future years, detailed below:

Non-recurring events in the period ended on December, 2021: i. Impairment of Non-Financial Assets – R$(509) million, related to the acquisition of the right to provide financial services (payroll), goodwill, intangible assets and systems/hardware; ii. Provision for Restructuring – R$(441) million, related to restructuring, mainly in the branch network; iii. Amortization of Goodwill - R$(782) million: Amortization of goodwill due to expected future profitability, related to the atypical acquisition for the Organization's businesses considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next two years; iv. Adhesion and payment in cash to the Incentive Installment Program of the Municipality of São Paulo – PPI – R$(291) million; and v. Others – R$(44) million.

Our accrued accounting result until December 2020 was R$16,546 million, the recurring result was R$19,458 million and the non-recurring result was R$ (2,913) million, net of taxes, as detailed below:

Non-recurring event in the period ended on December, 2020: i. Amortization of Goodwill - R$(1,446) million: Amortization of goodwill for expected future profitability, related to the atypical acquisition considering the history of other acquisitions of the Organization; ii. Impairment of Non-Financial Assets – R$(574) million; iii. Provision for Restructuring – R$(540) million, related to restructuring mainly in the branch network; and vi. Contingent liabilities – R$(353) million.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on December 31, 2021, amounted to R$1,060,428,685 thousand (R$1,023,287,047 thousand on December 31, 2020).

d) Standards, amendments and interpretations of standards applicable in future periods

CPC 47 – Revenue from Contracts with Customers – requires that the recognition of revenue be done in a way that depicts the transfer of goods or services to the customer for an amount that reflects the company's expectation of having the rights to those goods or services in exchange. CPC 47 is applicable as of January 2022, in accordance with CMN Resolution No. 4,924/21. We carried out a study on the recognition of revenue from contracts with customers and concluded that there will be no relevants impacts on the Organization.

CPC 06 (R2) – Leases. The main changes in relation to the previous rules for lessees are: (i) there is no longer the classification in operating and financial leasing; and (ii) all leasing operations are activated and recorded as liabilities, and interest and liabilities must be recognized in depreciation/amortization, using the current finance leasing procedure. There are optional exemptions for short-term leases and leases of low-value items.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating. CPC 06 (R2) will be applicable as of January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated, and will be concluded by the date of entry into force.

CMN Resolution No. 4,966 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replaces, among other rules, Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3082.

The new standard establishes that: (i) all financial assets must be, initially, classified according to the business model and in one of three categories: amortized cost, fair value in other comprehensive income and fair value in income; and (ii) the evaluation of the effectiveness of hedge operations becomes prospective, in accordance with the Risk Management Strategy.

Regarding the allowance for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets, including bonds and securities. The classification of losses is divided into 3 (three) stages and must be applied from the initial recognition of the financial instruments.

The Central Bank of Brazil (Bacen) will also issue complementary rules for the definition of the components of the financial instrument that constitute payments of principal and interest on the principal amount for the purpose of classifying financial assets, the definition of the interest rate calculation methodology of the financial instrument, the establishment of minimum levels of provision for losses associated with credit risk and terms for writing off financial instruments and the detailing of the information to be disclosed in the explanatory notes.

Resolution No. 4,966 will be applied prospectively on January 1, 2025, but a plan for implementation, approved by the Board of Directors, must be prepared and submitted to Bacen by June 30, 2022. The Bank has been evaluating the application of the aforementioned standards and therefore it is not yet possible to measure their effects.

e) Consortium funds

	R$ thousand	
	On December 31, 2021	On December 31, 2020
Monthly estimate of funds receivable from consortium members	742,298	639,242
Contributions payable by the group	42,296,299	35,489,135
Consortium members - assets to be included	37,320,497	31,182,122
Credits available to consortium members	7,674,529	7,069,000

	In units	
	On December 31, 2021	On December 31, 2020
Number of groups managed	3,596	3,436
Quantity of assets pending delivery	138,355	144,368
Quantity of total delivered assets	2,275,239	2,211,946
Quantity of total active consortium members	1,516,876	1,529,142
Quantity of total dropouts and cancellations	1,501,566	1,457,884
Default rate	3.41%	3.38%

			In units
	2nd semester	Accrued on December 31	
	2021	2021	2020
Quantity of assets delivered in the period	109,239	213,192	199,544
Quantity of active consortium members in the period	202,401	346,879	217,741
Quantity of dropouts and cancellations in the period	143,300	287,176	208,867

f) In 2021, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked) It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021. II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.	BCB Resolution No. 78, of March 10, 2021 It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021. II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021
	BCB Resolution No. 78 of 03/10/2021 defines: Rate applied to calculate the compulsory collection requirement: I - 17% up to the calculation period starting on 11/22/2021 and ending on 11/26/21, with adjustment on 12/06/2021. II - 20% from the calculation period starting on 11/29/2021 and ending on 12/03/2021, with adjustment on 12/13/2021.	Resolution BCB No. 145 of 09/24/2021 consolidated the compulsory collection rules and defined them. - Determination of the compulsory collection requirement applying a 20% rate. - Possibility of Deduction based on the value of the Total Financial Limit for Forward Liquidity Line (LLT) operations, limited to the value of 3% of the calculation base of the reserve requirement requirement. It enters into force from the calculation period from 11/08/21 to 11/12/21, whose adjustment will take place on 11/22/2021.

g) Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world through different variants, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the

closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as interest rate changes, the National Monetary Council and the Federal Government approved, in extraordinary meetings, diverse measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

- **Financial instruments:** whose fair value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **Loans:** there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in a migration between credit ratings and, consequently, a higher level provisioning;
- **Deferred tax assets:** whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **Intangible assets:** may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **Funding:** volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
- **Technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **Civil and labor provisions:** the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Bradesco remains with well-established protocols and constant prevention measures and, under these precautions, the Bank adopts procedures so that the resumption is safe and planned, following a guideline that has guided its actions since the beginning of the pandemic, health care of its staff, collaborators and family members. In addition, we constantly monitor health indicators for decision-making on the subject.

The face-to-face feedback happens gradually in the administrative areas and, regardless of the work model, everyone is monitored daily by our medical team.

One of the main objectives of risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of operations, the services to the population, and the stability of the national financial system.

Bradesco offers emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were imaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, part of the impact of the pandemic is already reflected in the level of provisioning, however your duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of operations.

h) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and (ii) 100%, from the fiscal year of 2022.

i) On October 8, 2021, Banco Bradesco SA ("Bradesco") informed the market, its shareholders, customers and employees that, through its subsidiary Bradescard Elo Participações SA, it entered into with BB Elo Cartões Participações SA, subsidiary of Banco do Brasil SA, a contract for the purchase of its 49.99% interest in Banco Digio SA ("Digio"), for the amount of R$625 million for this interest, Bradesco will indirectly hold 100% of Digio's share capital.

This transaction is in line with Bradesco's strategy of investing in digital companies, complementing its operations in a diversified way and reaching different audiences, with different models.

Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on 11/24/21 and by BACEN (Central Bank of Brazil) on 02/04/22, and the closing of the transaction is still subject to to fulfill other necessary formalities.

j) On January 18, 2022, Bradesco announced to the market the issuance of its first Sustainable Bond linked to socioenvironmental criteria in total amount of US$500 million, the Bond is a sustainable international senior debt issue with a maturity of 60 months and a coupon of 4.375% p.a.

Through the issuance of a bond in the international capital market with sustainable principle, Bradesco reaffirms its commitment to serving as an agent of positive transformation in society that is aligned with the company's purpose and institutional commitments, including the Sustainable Development Goals - SDGs and the United Nations Principles for Responsible Banking – PRB.

Base Date January 31, 2022

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Deputy Officers
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Cristina Coelho de Abreu Pinna
Francisco José Pereira Terra
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia Gonzalez Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto - Coordinator
Carlos Alberto Rodrigues Guilherme
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Junior
Renata Geiser Mantarro

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
André Rodrigues Cano

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Antonio José da Barbara
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Junior
Carlos Wagner Firetti
Antonio Campanha Junior

Fiscal Council

Sitting Members
Domingos Aparecido Maia – Coordinator
Ariovaldo Pereira
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia
Cristiana Pereira

Deputy Members
João Carlos de Oliveira
João Batista de Moraes
Mário Luna
Eduardo Badyr Donni
Ava Cohn

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated balance sheet as of December 31, 2021 and the respective consolidated income statements, statements of comprehensive income, changes in shareholders' equity and cash flows for the six-month period and year then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of December 31, 2021, the consolidated performance of its operations and its respective consolidated cash flows, for the six-month period and year then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the "*The Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for loan losses

As disclosed in notes 3e and 11, Bradesco recorded, as of December 31, 2021, a provision of R$ 45,107,224 thousand for allowance for loan losses, which comprise loans, leasing, advances on foreign exchange contracts and other receivables with credit characteristics.

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment, involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) development, approval and application of internal methodologies for assessing risk levels

("ratings") of clients that support the classification of operations; (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyze, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and / or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For collectively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of increase in the delinquency, increase in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of renegotiation / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2021.

Evaluation of the measurement of securities of private issuers
As mentioned in notes 3d, 9 and 38a to the consolidated financial statements, the amount of securities of private issuers is R$ 176,011,916 thousand, which includes securities measured at market value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the market values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of market value and the evaluation of indicative of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment, involved in determining the methods and assumptions used.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) defining, approving and applying the models used to measure the market value of securities of private issuers; (ii) capture of relevant data to measure the market value; (iii) evaluation of adherence to the calculations of the market value of certain financial instruments by independent department; (iv) definition and application of the assumptions used in the evaluation of the indicative of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring market value are not observable, we evaluated, with the involvement of our pricing professionals of financial instruments with knowledge and experience in the sector, the models developed by Bradesco for the determination of market values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluate the assumptions considered in the analysis of the credit spread used in the pricing of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicative and in the measurement of impairment.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2021.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - Tax, civil and labor
As described in notes 3m and 23, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recorded in the consolidated financial statements in the amounts of R$ 8.072.037 thousand, R$ 9.178.471 thousand and R$ 6.729.107 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, monetary correction adjustments of the balances savings accounts due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model that considers, assessment in groups of the lawsuit entry date (before or after the labor reform), the average amount of payments the last 12 months and inflation adjustment, to calculate the average loss for each group of labor lawsuits.

We consider the uncertainty of measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision and contingent labor liabilities.

For certain civil and tax lawsuits, we analyze the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved our tax professionals with knowledge and experience in the sector who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

For labor claims, the main procedures comprised: (i) evaluation of the model used by Bradesco, by comparing its results to those using alternative model criteria; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry and the characteristics plaintiff; (iii) review of management's assumptions, (iv) testing the mathematical precision of the calculations made by Bradesco to determine the provision for labor claims based on the loss history of the last years in similar cases.

For tax, civil and labor claims, we evaluated the sufficiency of the provision by comparing disbursement during the period to the respective provision amounts, obtaining an understand of the reason for deviations.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2021.

Assessment of the recoverability of deferred tax assets

The consolidated financial statements include assets related to deferred tax assets in the amount of R$ 85.766.298 thousand (notes 3f and 37c) whose realization is based on estimates of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the main underlying key assumptions.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls over the Bradesco process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with knowledge and experience in the sector who assisted us on the assessment of assumptions, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates underlying Bradesco's projections of future taxable profits.

In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2021.

Evaluation of the impairment testing of intangible assets

As mentioned in notes 3i, 3k and 15, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 4, 060,227 thousand and other intangible assets in the amount of R$ 4,127,366 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the book value may not be recoverable. As part of the impairment test of these assets, Bradesco estimated recoverable amounts of the relevant "CGU" Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity in determining significant assumptions, including the growth rates for different businesses, revenue and expense flows, and the discount rates used.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to (i) review of the budget process; (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates; and (iii) independent review of the calculation methodology to perform the impairment test.

We involve our corporate finance professionals with knowledge and experience in the sector who assisted us in: (i) evaluating the assumptions used, such as growth rates used for different businesses, estimated revenue and expense flows, comparing them with information obtained from internal and external sources; (ii) evaluation of the discount rates used in the impairment test, comparing them with the discount rate ranges that were developed independently, using public market data available to comparable entities; (iii) evaluation of the adherence of the

revised projections in relation to the realized cash flows; and (iv) evaluation of the mathematical precision of certain stages of the calculation of the present value.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Evaluation of the measurement of technical insurance and pension provisions
As mentioned in notes 3m and 22a, Bradesco recorded technical provisions related to insurance and private pension contracts in the amount of R$ 292.860.356 thousand.

To evaluate the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that required judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence, inflation of medical costs and discount rates.

We consider the assessment of the measurement of the liability adequacy test and the technical provisions of insurance and private pension contracts as a key audit matter given the subjectivity and judgment, especially accentuated by the current social and economic scenario resulting from the pandemic state due to the Covid-19. Small variations in certain assumptions may result in significant changes in the measurement of these liabilities

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We evaluated the design and operational effectiveness of certain internal controls automated and manual, related to the measurement processes of the liability adequacy test and technical provisions, these included (i) development and approval of actuarial methodologies and significant assumptions; and (ii) the approval and review of calculations.

We involve our actuarial professionals with knowledge and experience in the sector who have assisted us:

(i) in the evaluation of methodologies used in carrying out the liability adequacy test in the measurement of technical provisions, by comparing with usual market practices.

(ii) evaluate assumptions such as, claims expectation, longevity, persistence, inflation of medical costs and discount rates used in the measurement of liability adequacy and technical provisions, by comparison with practices used by the market and Bradesco's historical information, as well as assessing the possible impacts generated by the Covid-19 pandemic on such assumptions.

(iii) to test, based on sampling and using a specific tool, the mathematical accuracy of the liability adequacy and the technical provisions based in Bradesco's historical information, methodologies and assumptions.

(iv) in developing, based on sampling, an independent estimate of certain technical provisions, including the use of independent assumptions and generally accepted actuarial techniques; and

(v) in the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of the liability adequacy test and the technical provisions for insurance and pension plans, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2021.

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and manual components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i) We tested the design and operational effectiveness, as well as compensatory controls of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users.

(ii) We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements.

(iii) In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications.

(iv) When we identify key internal controls for the financial reporting process and other relevant processes that are automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the six-month period and year ended December 31, 2021.

Other matters

Statement of added value

The consolidated statement of added value for the six-month period and year ended December 31, 2021, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the six-month period and year ended December 31, 2021 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated February 8th, 2022.

Other information that accompanying the consolidated financial statements and the auditor report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Organization to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of Organization audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the year and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, February 8th, 2022

KPMG Auditores Independentes Ltda.
CRC 2SP-028567/F

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

To the Board of Directors of the
BRADESCO ORGANIZATION

1. PRESENTATION

1.1. Priorities in the Fiscal Year of 2021

The fiscal year of 2021 was characterized by the challenging economic environment, still due to the uncertainties arising from the effects of the COVID-19 pandemic, that presented a reduction in the contagion only from the third quarter of the year, including as a result of the advance in the immunization (vaccination) rates, and in the increase of inflation, a phenomenon common in several economies of the world and which presented a significant evolution in Brazil, culminating in the increase of the basic interest rate by the Central Bank of Brazil (Bacen), with relevant effects on the economic activity.

In addition, the National Financial System (SFN) has been experiencing a period of significant regulatory demands that impact several areas of the Bradesco Organization, such as information technology (PIX, Open Finance and implementation of controls established by the General Data Protection Law - LGPD) and requirements for the broader integration of Environmental, Social and Governance (ESG) risks in the integrated risk management structure combined with the mandatory specific disclosures in the explanatory notes to the Financial Statements.

In this context, it has been fundamental to the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization (Banco Bradesco and Affiliated Companies) to continue being vigilant while performing its duties, with extreme care with regard to new challenges, risks and strategic priorities, as well as monitoring the progress and improvements in governance and risk management systems and internal controls associated with key operations and products.

It should be noted that the impact of the pandemic on our work agenda, particularly on the *modus operandi*, with the execution of virtual meetings was perfectly assimilated and did not affect the performance in any way of our fundamental duties and responsibilities established in the Charter of the COAUD and the regulations in force, including the supervision of the integrity of Financial Statements and related internal controls, the effectiveness of the Internal Audit (AIGL) and the quality and independence of the Independent Audit (KPMG). The COAUD has focused its attention on transparency, mainly in relation to the strategic decisions taken in this challenging period and its repercussions on the economic and financial position and on the results of the Bradesco Organization, highlighting the importance of continuing to perform its works in partnership with the Board of Executive Officers, the Independent Audit and the Internal Audit.

The COAUD continued to devote significant part of its time to understand and assess the effects of the pandemic and, remarkably from the third quarter, the impacts of the inflationary advance and the rise in interest rates on the business and results of the Bradesco Organization, with special attention to provisions for losses with loan operations, to the measurement of the financial instruments, to the effects of regulatory changes on the internal control environment, to the assumptions, judgments and models related to relevant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and to the accounting disclosures of these items.

Additionally, to develop a better understanding of the main issues and challenges related to governance, risk management and internal controls and to monitor the challenges faced by the Bradesco Organization, we meet regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS - Insurance Group of Bradesco), highlighting frequent interactions with the Integrated Risk Control Department (DCIR) and the Compliance, Conduct and Ethics Department (DCCE), with the AIGL, accompanying the execution of their Work Plan as approved by the COAUD, and with the audit committees of Bradseg and Bradesco Saúde (Health).

In addition, during the fiscal year of 2021, the COAUD received regular updates from the partner responsible for the Independent Audit of the Bradesco Organization on the progress of the work

regarding the audit plan, focusing on new and emerging risks identified for the period and in the Key Audit Matters (PAAs). KPMG continues to challenge the Management on the most important issues and to provide an independent and solid opinion to COAUD about judgments of material financial issues and the environment of internal controls.

1.2. The Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE). The Committee has its own Charter, available on the website www.bradesco.com.br/ri, area of Corporate Governance.

The COAUD is composed of one (1) Board Member, who is the Coordinator, and three (3) other Members, in which one (1) of them is qualified as a financial specialist, as required by the legislation of Brazil and of the United States of America (USA). All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the indication of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The Audit Committee held quarterly meetings with the Board of Directors, and semiannual meetings with the Fiscal Council, occasion on which it presented the result of its evaluation on the activities.

1.2.1. Change in the composition of the COAUD

In March 2021, Mr. Paulo Roberto Simões da Cunha, financial specialist of the COAUD, reached the maximum time set by regulatory authorities of Brazil to perform his duties as a member of the Audit Committee of the Bradesco Organization. Once his mandate had terminated, Mr. Paulo R. S. da Cunha was replaced by Mr. Amaro Luiz de Oliveira Gomes, who took office in the same month of March 2021. The current composition of the COAUD is the following:

Name	Member since
Alexandre da Silva Glüher (Coordinator)	May 2020
Amaro Luiz de Oliveira Gomes (Financial Specialist)	March 2021
José Luis Elias	March 2019
Paulo Ricardo Satyro Bianchini	November 2018

We recorded that Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

The COAUD, under the guidance of its Coordinator, established the program of integration and specific and comprehensive leveling, developed and customized to meet the needs and experience of Mr. Amaro Gomes, in order to enable him fully to give a constructive contribution to the Committee, in the fulfillment of his duties and responsibilities, fully and significantly, since his appointment. This program was structured aiming to also support the smooth flow of information between the members of the Committee, and between the recently appointed member and the senior management and key personnel of the Bradesco Organization, providing a better understanding of the culture, business practices and form of operating financial and accounting systems, and systems to manage the risks and internal controls. This program was executed by means of virtual meetings, considering the restrictions imposed by the pandemic, which allowed the new member of the COAUD to be involved with key internal and external personnel in a shorter period of time than would be the case of face-to-face meetings. Nevertheless, recognizing the importance of their face-to-face contact to consolidate and strengthen the relationship with key personnel of the Bradesco Organization, the COAUD will organize the in-person agenda for meetings as soon as their resumption is considered safe.

2. ROLES AND RESPONSIBILITIES

2.1. Audit Committee.

The Charter detailing the roles of the COAUD is available on the website www.bradesco.com.br/ri, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

The COAUD, through its Coordinator, keeps the Board of Directors regularly informed about relevant issues associated with the duties of the Committee, in particular those directly related to the Financial Statements.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco

being listed on the New York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);

- For preparing the full Financial Statements, risk management, effective maintenance of the system of internal controls, for ensuring that the activities comply with the legal rules and regulations; and,
- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Central Bank of Brazil (Bacen) standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco.

2.4. Internal Audit

Directly subordinate to the Board of Directors, the Internal Audit acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls, exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Internal Audit.

2.5. Risk Monitoring – Internal Controls

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization. It also reports to the DCIR, independently of the commercial areas, by the Corporate Area of the Internal Controls System.

2.6. Compliance

The Compliance, Conduct and Ethics Department (DCCE), linked to the Vice-Presidency of Risks, supports the Board of Directors, the Audit Committee and the Board of Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption.

2.7. Ombudsman Offices - Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Dependencies and Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The Audit Committee holds semiannual meetings with the Ombudsman (Banco Bradesco and Grupo Bradesco Seguros, in this case, through the Bradseg and Bradesco Saúde audit committees) to get to know the nature of the records and follow-up of the implementation of recommendations.

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we observed that in Chapter 4 - Main activities and significant issues considered by the COAUD, of this Report, more details of the assignments developed are presented. In this chapter, we present an overview to highlight some relevant aspects.

3.1. Meetings and Training

Taking into account the maintenance of the most severe pandemic stage in Brazil during the first half of 2021, initiated in March 2020, the Bradesco Organization has maintained a significant number of employees in remote work (home working), intending to preserve people's health and maintain the continuity of the essential activities. Based on the advance of the vaccination and the consequent reduction of contagion rates, a process of gradual return of in-person activities (ongoing) was initiated, in a safe manner and considering the health protocols recommended by the Ministry of Health.

In this context, the COAUD gave continuity to the planning and held virtual meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Reports of "Daily Monitoring of Loan Operations and Delinquency", "Portfolios - Trading and Banking", "Liquidity" and "Limits".

In the year of 2021, the Committee participated in 265 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, the Independent Audit and the Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established by the Committee; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; the ESG, with a focus on impacts of climate change; the money laundering and funding of terrorism prevention; the conduct and treatment of vulnerable people; the governance; and the enhancement and development of models.

The following is a summary of the meetings held:


By Institutions
COAUDS Bradseg and Health 9 Meetings
3%
Area of Health 1 Meetings
1%
4%
Areas of Insurance, Pension and Capitalization 11 Meetings
Authorized to operate by Bacen (Central Bank of Brazil) 244
92%


By Lines of Defense
48.6%
15.7%
18.3%
10.6%
1.6%
5.2%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
COAUDS Bradseg and Health
Executive: Board of Directors/Fiscal Council and Audit Committee

In the scope of Continuing Education, in 2021 the Audit Committee attended the following training activities:

- 75th KPMG ACI Institute Discussion Table - Debate: 10 years of Reference Form and the development of the practices of corporate governance in Brazil / Presentation: 15th edition of the study *Corporate Governance and the Capital Market* / Presentation: 20 years of B3's New Market;
- 76th KPMG ACI Institute Discussion Table - Debate: Risk Management / Presentation: Geopolitical Risks in Brazil and in Latin America / Presentation: 6th edition of the study on Risk Management, of the ACI Institute in Brazil;
- CIAB Febraban;
- IBRAC Meetings: Regulation and Competition in the Financial System/Open Banking and Instant Payment Solution;
- IBRACON - Audit and Anti-fraud Technology;
- XVIII International CPC Seminar – International Accounting Standards;
- 77th Panel of the ACI Institute Brasil – Debate: (i) The profile of the Board Member, of the Fiscal Council Member and of the Members of the Audit Committees in Brazil; (ii) The future of the working environment – the role and responsibility of the boards of directors;
- IBRACON – CTA 30 Audit Report of DCs of entities involved or suspected of non-compliance;
- 11th Brazilian Conference on Accounting and Independent Audit;
- IBRACON – Updates on the draft of the new standard for audits of less complex entities; and
- Various participations in the events coordinated by the INOVABRA LAB Bradesco and Bradesco's IDEAÇÃO, such as (i) The Admirable Blockchain World; (ii) ESG – Practices, trends and challenges in Insurance Companies; (iii) Focus on the Client: How to delight them in the Digital Age; (iv) The pillars of digital transformation.

3.2. The COVID-19 pandemic and the economic environment

The economic environment in Brazil since the third quarter brought additional challenges, despite the slow-down of the COVID-19 pandemic, and the current and potential effects, especially in the face of the identification of new virus strains, continue to demand significant effort on assessing and predicting the impacts on the business and, consequently, the reflects in the Financial Statements. The COAUD continued to devote particular attention to the information on (i) the direct and indirect effects already identified in the operating income; (ii) risks and uncertainties of the potential impact on the future, taking into account how the pandemic evolves and how related events can affect judgments, assumptions and estimates relating to current and future accounting information; (iii) the potential impact on operating income, liquidity and capital resources; and (iv) review procedures and conclusions of the Independent Audit and Internal Audit, and other lines of defense.

Considering these aspects, COAUD has intensified the monitoring of the assumptions, models and judgments related to credit risk, as the unprecedented nature of the pandemic, combined with the present economic moment, has culminated in a new environment, with parameters that indicate that we are outside the limits of historical data and experience used to develop models of provisioning. Other areas of significant accounting judgments that demanded attention included the evaluation of financial instruments, the recoverable amount of assets, the contingent liabilities, the hedge accounting, the investments in affiliated companies and technical provisions in Grupo Bradesco Seguros.

In addition, the Independent Audit regularly shared its points of view on the reasonableness of the premises due to the impact of the pandemic and the economic environment on the design, implementation and operation of controls related to them and other issues considered relevant.

3.3. Review of the Financial Statements

The review of the Financial Statements by the COAUD during the year of 2021 included the Quarterly Information (ITR) for the reference dates of March 31, 2021 and September 30, 2021, the Semiannual Report for the reference date of June 30, 2021, and the Annual Report for the reference date of December 31, 2021. It is a responsibility of the Management and of the Independent Audit the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, and with the IFRS issued by the IASB.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and if they reflect the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. The Committee received regular updates and confirmations that the Management had adopted, or was adopting, the actions necessary to remedy any failures or weaknesses identified through the operation of the structure of controls of the Bradesco Organization. These updates have included the impacts on internal controls arising from the pandemic that are directly relevant to the processes and operational controls. A number of additional procedures were performed in all the lines of defense to identify, monitor, assess and mitigate these impacts, with results regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) indicated by the Independent Audit on the date of issuing its Report (Opinion) and publication of the Financial Statements

for the fiscal year ended on December 31, 2021, and the half ended on June 30, 2021, following more relevant discussions with the areas responsible and the team of independent auditors.

3.4. The COAUD and the Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for auditing the Financial Statements of the Bradesco Organization, carrying out this role since 2011. The COAUD presented to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services. In 2021, observing the determination of the regulatory authorities of Brazil, the rotation was made of the partner responsible for the audit, taking into account that the person responsible for the audit until December 31, 2020, was Mr. André Dala Pola, who reached the maximum period of five (5) years allowed by the regulations in force. The Committee followed the process of rotation and monitored the succession of the partners responsible for the audit of the Bradesco Organization, in particular of Banco Bradesco and of Grupo Bradesco Seguros, mainly the steps taken by KPMG to ensure effective transitions. The partner responsible for auditing the Financial Statements of the Bradesco Organization from 2021 is Mr. Cláudio Sertório, Partner - Head of the practice of KPMG's Financial Services, specialized in serving financial institutions, insurance companies and credit card companies accounting for more than 30 years of experience with auditing.

3.4.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the fiscal year of 2021, discussing with KPMG the general scope and the planning of the work, the overall strategy of the audit for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the year of 2021, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Reports related to the reference dates of December 31, 2020, and June 30, 2021, as well as those identified in the audit planning for the second half of 2021, discussing them from the phase of planning and throughout the year.

In the first half of 2021, the COAUD specifically asked KPMG to assess the impact of the pandemic in the execution of its audit works, particularly due to meeting and conducting the relevant audit tests in the remote working environment (home working), not only by the employees of the Bradesco Organization, but also by the audit team. KPMG presented to the Committee the outcome of this evaluation highlighting the mitigation actions taken for the full exercise of the activities of the audit, considering the experience accumulated since the beginning of the pandemic. Among such actions, they highlighted the need for acceleration and anticipation of some aspects of planning and execution of assignments, to take into account the potential expected delays due to the work being done remotely. Relevant additional assignments were also discussed regarding the significant accounting judgments, such as the allowance for losses on loan operations and the impact of the pandemic based on the determination of materiality. KPMG assured the COAUD that the remote work has not hindered its ability to perform the audit work as planned.

Throughout the year, COAUD regularly assessed the effectiveness, performance and independence of KPMG as an independent auditor, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the audit.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, drawn up in connection with the examinations of the Financial Statements, accompanies the implementations of the respective recommendations for the improvement of processes, systems and mitigation of risks.

KPMG presented promptly to the Audit Committee the results and main conclusions of the audit work executed throughout the year of 2021.

3.4.2. "Other Services" Conducted by the Independent Audit

The Audit Committee is responsible for assessing the technical proposals and monitoring the execution of "Other Services" by KPMG. Such services, not related to the Independent Audit of the Financial Statements, are executed in accordance with the independence policy of the auditor, in order to ensure that it does not represent a conflict of interest. The approval by the COAUD occurs only after consideration of the independence requirements and evaluation of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the independent audit; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of auditors; or for investigation of internal controls in addition to the normal scope of work of the independent audit.

The “Other Services” performed by KPMG in the fiscal year of 2021 included:

- Request for approval of work - Technological innovation (Good Law);
- Audit service hired for the issuance of a Report related to the regularity of loan operations guaranteed by FGO Pronampe; and
- Other Services by KPMG - Training Hired for Teams to work with the BAC.

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.5. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to its Charter and the regulations in force, the Audit Committee approves the Annual Audit Plan and any updates throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, conduct and compliance, financial and operational resilience, particularly considering the impacts and main risks arising from the pandemic and the economic environment.

The results of the work of the Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations of the Internal Audit, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results in the activities of the Internal Audit, having access to all of the supporting reports and records.

Annually, the role of the Internal Audit is submitted to a process of technical evaluation conducted by the COAUD, whose results are discussed with the Executive Board of the Internal Audit. This evaluation is one of the important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The result of the evaluation for the fiscal year of 2021 was discussed with the aforementioned Executive Board and will be submitted by the COAUD to the Board of Directors in 2022, together with the Annual Report of the Audit Committee related to the reference date of December 31, 2021.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

The COAUD worked in close collaboration with the Integrated Risk Control Department (DCIR) and the Compliance, Conduct and Ethics Department (DCCE), as well as other related departments of the Bradesco Organization, to monitor the compliance with procedures for managing risks and the structure of internal control, as well as to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a deeper understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervision of risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the year of 2021 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

Allocation/Area	Main topics discussed and actions of COAUD
Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)	
Review of the Financial Statements, including the Explanatory Notes, management reports and Independent Auditor's Opinion	Principal accounting policies, practices and general criteria adopted: • Discussion with the General Accounting Office (CG), Controllership, Integrated Risk Control (DCIR), Grupo Bradesco Seguros, Internal Audit (AIGL) and Independent Audit (KPMG); • Most significant and thorough evaluation, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities

	and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB. Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination to certify that they were prepared in accordance with the IFRS promulgated by the IASB; COVID-19 Pandemic and economic environment in Brazil: Special attention to evaluate how the Management addressed and reflected issues and uncertainties related to the pandemic and arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures, such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension. The COAUD recommended the improvement and presentation highlighted in the specific Explanatory Note to address more comprehensively the general effects of the pandemic, including for purposes of developing the 20-F Form regarding the fiscal years ended on December 31, 2020 and December 31, 2021, filed with the SEC; Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information (ITRs) for the quarters ended on March 31, 2021 and September 30, 2021, and the Financial Statements related to the half ended on June 30, 2021, and the fiscal year ended on December 31, 2021, to assess all aspects of the independence of auditors and the control environment in the generation of information to be disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Conglomerate Bradesco of closed capital and Grupo Bradesco Seguros, in its Consolidated report, publish their Financial Statements in conjunction with the Audit Reports, covering the Key Audit Matters (PAAs); Review of the Financial Statements – Individual and Consolidated - and Management Reports (ITRs of March 31, 2021 and September 30, 2021, of June 30, 2021, the semiannual one, and of December 31, 2021, the annual one): Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report.
Key accounting policies, estimates and significant judgments	Allowance for losses on loan operations (ALL): The calculation of the provision for estimated losses with loan operations is based on statistical models that capture historical and prospective information and, combined with the Management's experience, aim to reflect the expectation of losses in different economic scenarios. For this purpose, it involves significant judgments, especially considering the level of uncertainty under the current macroeconomic conditions, policies and the impacts arising from the COVID-19 pandemic (more details on the pandemic and their effects are presented in the specific items of this report). Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the expectations of future losses in Mass-market and Corporate Debt portfolios; and

	parameters and criteria for the constitution of the supplementary provision; Evaluation of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the increase in inflation and the increase in the basic interest rate by Bacen, we periodically discuss the impacts on the models to assess the investment portfolio (securities available for sale and negotiation) and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the potential impacts of the pandemic and the macroeconomic environment on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, we discussed the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets - Goodwill and other non-financial assets: During the year of 2021, the Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates of discount factors and expected cash flows, both in terms of compliance with the accounting standards and reasonableness of the estimate; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues - We discussed the judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation regarding contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiencies. Although agreeing to the approach and conclusions reached by the Management, the COAUD also recommended to the Independent Audit to conduct a thorough analysis of the models for the monitoring of such contingencies, considering, for example, the individual treatment of causes related to labor issues of relevant value with loss regarded as "probable". The result of such analysis was presented to the Committee, confirming the adequacy of the models adopted by the Organization; Technical Provisions of Insurance, Pension Plan and Capitalization: the COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements);

	Hedge accounting: Among the several aspects related to hedge accounting discussed by the COAUD, we call particular attention to the specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. In particular, we required from the Independent Audit a complete and strict assessment and recommendations for the improvement of the structure established by the Management. As to the operations in discussion in the year, we highlighted the analysis conducted by GBS in the first half of 2021 for structuring the cash flow hedge in order to manage the balance of the expenses with long-term liabilities associated with the IGPM, which despite not being completed, deserved the attention of COAUD in discussions with the GBS. In this context, the COAUD discussed the possibilities and main characteristics of hedging operations under evaluation, the needs in terms of governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.
Independent Audit	
Planning and execution of the audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices; Review: Examined the reports of the auditor on the annual ITRs (reference dates: March 31, 2021 and September 30, 2021) and Financial Statements (the semiannual one, of June 30, 2021, and the annual one, of December 31, 2021) before the auditor submits them to the Board of Directors.
Relationship	The Independent Auditor participated in several meetings of the COAUD, allowing the Committee to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the independent auditor and their contribution to the integrity of the Financial Statements as a result of their work.
Internal Audit	
Planning and execution of the Internal Audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks; Work plan for 2021: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk assessment and specifically including requirements on the monitoring of the impact of the pandemic in the main activities of the Organization on a regular basis;

	Execution of the audit plan: Receipt of reports and regular reports on the activities of internal audit in the year of 2021, allowing to the COAUD the additional scrutiny as well as exercise strict controls on recommendations of the Internal Audit (AIGL) and the necessary actions for correction in the corporate units, obliged to submit relevant action plans.
Relationship	Meetings with the COAUD: The Officer of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD when it was understood as pertinent and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	The COAUD evaluated the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2021, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes, including in response to the new remote working environment (home working) initiated from the beginning of the COVID-19 pandemic and intensified during the fiscal years of 2020 and 2021.
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: The COAUD accompanied and monitored, in regular discussions with DCIR, DCCE, AIGL, Independent Audit and business areas, the effective performance of the three (3) Lines of Defense, focusing on the assignments and responsibilities of each one in the compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes.
Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with members of the COAUDs of Bradseg and Bradesco Saúde (Health) to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify such anomalies, in order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization.
Business and competition	
Business and competition	Management of Loan Portfolios: Accompanied monthly the evolution of different loan portfolios in face of the economic scenario, which, even impacted by the COVID-19 pandemic, showed significant growth, mainly from the third quarter, reflecting the resumption of the economic activity initiated in the second quarter. Special attention was given to the alignment of the ESG-related strategy and the granting of new credits (with significant growth in

	those contracts conducted through digital channels) and to extensions, renegotiations, renewals, recoveries, and write-offs; Conduct, suitability and assistance to people potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, taking into account the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature; Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Ombudsman (Customer Service - SAC/Ombudsman); Technological Innovation: Updated periodically on the progress and potential impacts of Open Banking, Fintechs and other startups, use of the cloud, Big Data, among others.
Risk management	
Risk management	Coordination with other Committees: The risk management area, the regulation and compliance department, the Internal Audit, among others, participated in joint meetings with the Risk Committee. Among the topics discussed we highlight the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier; Strategy, structure and policy for the management of risks: Monitoring the work of the DCIR for the evaluation of the adherence of the system of internal controls and in the identification, monitoring and management of the most relevant risks, as well as activities and results of the work of the Compliance, Conduct and Ethics Department (DCCE); Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to complement the assessments of the DCIR and DCCE, monitoring of the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the DCIR, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Monthly follow-up with the DCIR, Recovery of Credits and Guarantees, and Lending, for the assessment of the evolution of the main loan portfolios, and levels of delinquency (individuals, companies, and their respective segments, modality and sector of the economy). The sufficiencies of provision (see the specific ALL topic), concentration levels and approaches for recovery of credit were also discussed, with emphasis on the Expectations of Future Losses in Mass-market portfolios and movement of the Corporate Debt ratings.

Regulating Authorities (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Monitoring in the elaboration of responses and in the progress toward meeting the demands and solution of recommendations and expectations of the Direct Supervision Department (Desup) and of the Conduct Supervision Department (Decon) regarding the compliance with the rules and specific requirements related to models, conduct, suitability and vulnerable people, customer relationship, prevention of money laundering and funding of terrorism; Term of Commitment with the Central Bank of Brazil (closed in the second half of 2021): AML/TF (Bank); Concentration Agreement (closed in the second half of 2021): Monitoring of the commitment signed on the date of acquisition of HSBC, involving the Administrative Council for Economic Defense (CADE), Bacen, and the Consumer Protection and Defense Program (Procon).
Relationship with regulating authorities	Compliance: Analysis of the effectiveness of the DCCE and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed about the need to maintain continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing: Continuous monitoring regarding the improvement in the management of the AML/TF process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the current accounts.
Information Technology	
Security and Controls in key processes	Implementations of security procedures in accessing information: Bradesco and Bradesco Seguros - Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; Application controls and general information technology: Change management, security (logical and physical), computational operation and recording, analysis and resolution of incidents and problems; Cyber Security: Continuous monitoring of security measures, mitigating the associated risks.

Development of systems – General Accounting and Controllership	Development of systems for the General Accounting and Controllership: The COAUD has monitored and accompanied the impact on the environment of risk and control resulting from the development of systems that will enhance the process of preparation of Financial Statements, centered on the database, speeding up the time for processing and reducing the volume of manual adjustments, both for Banco Bradesco and for the Consolidated. The Committee received regular updates on the progress in the program, which are fundamental to assess the adequacy of these processes and the benefits associated, such as the agility, timeliness and reliability of the Financial Statements. In addition, the COAUD requested that the Independent Audit and Internal Audit should include the execution of specific reviews directed in carrying out its work, covering the work plan and management of the changes.
Emerging issues and future challenges with relevant potential impact	
GBS – IFRS 17 – Accounting for insurance contracts	Implementation of IFRS 17 – Accounting for insurance contracts: The Committee is monitoring the project in development in Grupo Bradesco Seguros - GBS focused on the adoption of the requirements set out in IFRS 17, compulsory from January 1, 2023, for purposes of preparing Consolidated Financial Statements, as required by the Bacen, the CVM and the SEC (even though SUSEP and ANS do not establish the obligation for domestic purposes). The focus of the COAUD has been the transition and the potential strategic implications, taking into account the requirements of the new accounting model for the calculation of the liabilities and for the registration of revenue, whose international experience indicates they are more extensive and culminate with strategic impacts on the insurance business. The Management of GBS regularly presented details about the process in progress, including the transition program, and indicated potential impacts - generic and qualitative, without conditions still to detail quantitatively - on the Financial Statements. These discussions were complemented by discussions with the Independent Auditor and also involved questions of interpretation in the application of the requirements of IFRS 17 for contracts issued by GBS, identification of key areas, work assumptions, design of models, investment in technology and data infrastructure to facilitate this implementation. The Committee will continue to discuss and monitor with GBS, and in periodic meetings with the Independent Auditor and the Internal Audit, the proper applicability of the IFRS 17 to the insurance business of GBS and the impact of the IFRS 17 on the Financial Statements, as well as monitor the evolution of the segment disclosures in the Consolidated Financial Statements (in particular as regards transparency and communication to investors), from the transition to the full implementation of said pronouncement.
Grupo Bradesco Seguros - Liabilities in IGPM	Mismatch of assets and liabilities in Bradesco Seguros: GBS is studying alternatives for the best option for managing liabilities associated with IGPM and, in addition, with contracts that come with a clause allowing new contributions by unilateral decision of the beneficiaries, which can raise the mismatch that exists today. Among the alternatives evaluated, the contracting of derivative instruments, and the consequent adoption of hedge accounting, was discussed by the COAUD with the GBS and the Independent Auditor (see the specific topic).

ESG and climate risk	The COAUD has permanently monitored and assessed the efforts of the Management to incorporate and improve ESG reports, and particularly issues of climate risks, taking into account that the regulatory authorities of Brazil and the USA continue giving special attention to the topic. The COAUD discussed in particular the alignment of Bradesco Organization's strategy in the hiring of loan operations and in the integrated risk management, particularly after the publication by Bacen of CMN Resolution No. 4,943, which included requirements applicable to the management of the social risk, environmental risk and climate risk in the risk and capital management structure, and CMN Resolution No. 4,945, with improvements to the Social, Environmental and Climate Responsibility Policy (PRSAC) and innovating in the requirement to disclose information to the general public, effective as of July 2022 – on December 22, 2021, the CVM Resolution No. 59 was also published, introducing substantial innovations by requiring information to be provided regarding environmental, social and corporate governance aspects. Despite not having identified impacts of climate issues on the Financial Statements of the Bradesco Organization, the COAUD has evaluated with the competent areas the progress of the processes necessary to meet such regulatory demands. The discussions throughout the year involved the Credit area, Bradesco Asset Management (BRAM), the DCIR, those responsible for managing the sustainability strategy, the Controllership, and the newly created Sustainability Department, the corporate responsibility for the coordination of ESG issues – Environmental, Social and Governance.

5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the efforts that have been developed to guarantee the efficiency of the operations, of information that generates the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows up and monitors the meeting of the demands presented by the Conduct Supervision Department - Decon and by the Direct Supervision Department - Desup relating to:

- Compliance with the rules and specific requirements related to models, conduct, suitability and vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF);
- Advance in the conclusion of the Term of Commitment on AML/TF (Banco Bradesco). (Process completed in the second half of 2021);
- The Concentration Agreement signed in the acquisition of HSBC, involving the Administrative Council for Economic Defense (CADE), Bacen, and the Consumer Protection and Defense Program (Procon) (Process completed in the second half of 2021).

The COAUD highlights the continuous improvement in the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the relevant requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions

aimed to fully overcome the issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the fiscal year ended on December 31, 2021, and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the independent auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current economic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments considered adequately the events that culminated in review or new significant judgments, considering the economic environment and the characteristic of such assets, and COAUD considered the accounting treatment satisfactory in relation to various issues regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue or loss, and in relation to the presentation;

(iv) for the provisions and contingencies, the COAUD checked the integrity of the databases and reviewed the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, as well as the information available, to classify obligations as “probable” and what could be estimated safely, agreeing on the amount of provision constituted and that the level of disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) regarding Grupo Bradesco Seguros, we confirm that the Technical Provisions are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM and for the effects arising from the COVID-19 pandemic were constituted on reasonable and consistent bases and criteria, and in the appropriate amounts; the guarantor assets linked to the Technical Reserves (TVM and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD accompanies the ongoing studies related to alternatives for the management of liabilities pegged to the IGPM, which may potentially involve the hiring of derivative instruments and the adoption of hedge accounting, and monitors the project in development for the implementation of the IFRS 17 – Accounting for Insurance Contracts, whose adoption is required for the preparation of the Consolidated Financial Statements from January 1, 2023, focusing on the transition and on strategic implications.

Given the present business environment, which is still impacted by the COVID-19 pandemic, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising, by implementing a new work environment and maintaining a significant number of employees working from home, despite the gradual return of in-person activities – considering all safety protocols recommended by the Ministry of Health.

Taking into account the negotiations with the Board of Executive Officers and KPMG and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the fiscal year ended on December 31, 2021, are presented, in all relevant aspects, in a balanced and understandable manner, providing to shareholders the information necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

6. PRIORITIES OF THE COAUD FOR 2022

The economic environment in Brazil since the third quarter of 2021 brought additional challenges, with significant increase of the inflation, unemployment closing 2021 at high levels, a drop in the average Brazilian income, Market concerns with maintaining the fiscal balance, and the rise in the basic interest rate by Bacen, which undertook a more restrictive monetary policy to contain the advance of prices in general. In such a context, the Brazilian *Real* continued to present a significant devaluation in relation to major foreign currencies, and the investors' perception of risk in relation to Brazil increased. Despite the expected GDP growth in the year, the 2022 outlook is an equally challenging period.

In addition to the material themes related to the object of monitoring (highlighted in chapter 5 of this Report), the COAUD will continue to monitor the impacts of the changes in the economic environment and monitor the COVID-19 pandemic, particularly in the processes needed for compliance with the requirements of the IFRS-9 for the calculation of the expected loss, the implementation of the large-scale regulatory changes such as ESG-related changes, and in particular Bacen demands concerning the climate risk, the full adoption of IFRS-9 for all financial instruments and the tax and regulatory capital treatment, the requirements for full implementation of the IFRS-17 – Insurance Contracts and the development of alternatives focused on the balance of the performance of Grupo Bradesco Seguros (GBS).

In this context, the COAUD will dedicate significant time to understand, in particular, the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities. The Committee will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the work plan of the Independent Audit, for the consideration of the adjustments required due to the evolution of the effects of the pandemic, including the risks directly associated with the event, and the management of these risks; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the committee supervising risk, regulations and compliance; (iv) ensure the effectiveness of the Committee, taking into account any areas of continuous improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent Audit and Internal Audit.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), of the digital transformation in the Brazilian banking system (Pix, Open Banking) and of digital technological developments (usage of the Cloud and new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, vulnerable Clients, and Prevention of Money Laundering and Terrorism Financing), and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

Finally, considering the growing expectations related to ESG with clear signs of acceleration for the establishment of standardized requirements of disclosure to be driven by the market (SEC's ESG and Climate task force and the creation in November 2021 of the International Sustainability Standards Board - ISSB announced during the COP-26 in Glasgow), imposed by the regulators (CMN Resolutions No. 4,943, 4,944, and 4,945, dated 2021, dealing with social, environmental and climate risk management, and CVM Resolution No. 59, about the same topic) or under discussion by these (SUSEP published the Public Consultation No. 44, of 2021, with a draft of the Circular setting requirements for the provision of products and measurement of the performance of activities and operations, with a deadline for comments by March 2022), the requirements related to risk management and notices to the general public related to ESG will evolve and increase rapidly. In view of the current information, COAUD remains

attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, it will be fundamental to the Committee to understand the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent Audit and Internal Audit. In this context, we will continue to monitor the scenario of ESG reports and assess the implications to the Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, SP, February 8, 2022.

ALEXANDRE DA SILVA GLÜHER

(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES

(Financial Specialist)

PAULO RICARDO S. BIANCHINI

(Member)

JOSÉ LUIS ELIAS

(Member)

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the fiscal year ended on December 31, 2021 and, based on: (i) the Independent Auditors' Report on that date; (ii) the meetings with Independent Auditors; (iii) the reports of the Bradesco's Audit Committee; (iv) the document analysis and, substantially, the information received; and (v) the regular meetings with managers of Bradesco's various areas, came to the conclusion that the stated documents examined properly reflect the assets, financial status and activities developed by Bradesco during the fiscal year ended on December 31, 2021, supporting the Audit Committee's opinion that the internal control is appropriate to the size and complexity of the business, which is structured around internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operating efficiency.

In view of the report, the Fiscal Council's members are of the opinion that the stated documents examined are ready to be reviewed by the shareholders at the next Bradesco's Annual Shareholders' Meeting.

Cidade de Deus, Osasco, SP, February 8, 2022

Domingos Aparecido Maia

Ariovaldo Pereira

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Director and Investor Relations Officer

Carlos Wagner Firetti

Business Controller and Market Relations Director

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco